SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024.
Commission File Number:
001-14856

ORIX Corporation
(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER,
2-4-1
Hamamatsu-cho,
Minato-ku,
Tokyo, JAPAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.)
Form
20-F  ☒        Form
40-F  ☐

Table of Document(s) Submitted

1.
This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on February 13, 2024, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States as of March 31, 2023 and December 31, 2023 and for the three and nine months ended December 31, 2022 and 2023.

Exhibit 101	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibit 101	Inline XBRL Schema Document.

Exhibit 101	Inline XBRL Calculation Linkbase Document.

Exhibit 101	Inline XBRL Definition Linkbase Document.

Exhibit 101	Inline XBRL Labels Linkbase Document.

Exhibit 101	Inline XBRL Presentation Linkbase Document.

Exhibit 104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 13, 2024	By	/s/ YASUAKI MIKAMI
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION
Notes to Translation

1.
The following is an English translation of ORIX Corporation’s quarterly financial report (
shihanki houkokusho
) as filed with the Kanto Financial Bureau in Japan on February 13, 2024, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as of March 31, 2023 and December 31, 2023 and for the three and nine months ended December 31, 2022 and 2023.

2.
Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in Note 1 “Overview of Accounting Principles Utilized” of the notes to Consolidated Financial Statements.

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP.
This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form
20-F
filed with the U.S. Securities and Exchange Commission.
The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries
(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Nine months ended December 31, 2022	Nine months ended December 31, 2023	Fiscal year ended March 31, 2023
Total revenues	¥1,994,844	¥2,037,860	¥2,666,373
Income before income taxes	286,026	310,007	392,178
Net income attributable to ORIX Corporation shareholders	211,920	219,205	290,340
Comprehensive Income attributable to ORIX Corporation shareholders	321,427	333,131	420,584
ORIX Corporation shareholders’ equity	3,468,104	3,727,404	3,543,607
Total assets	14,573,093	15,769,189	15,289,385
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	179.08	188.68	245.98
Diluted (yen)	178.86	188.39	245.65
ORIX Corporation shareholders’ equity ratio (%)	23.8	23.6	23.2
Cash flows from operating activities	579,624	926,586	913,088
Cash flows from investing activities	(691,718)	(1,215,259)	(1,098,478)
Cash flows from financing activities	69,267	(52,601)	438,308
Cash, Cash Equivalents and Restricted Cash at end of Period	1,067,018	1,045,095	1,366,908

Note:
Accounting Standards Update
2018-12
(“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) (hereinafter, “LDTI”) has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

	Millions of yen (except for per share amounts)
	Three months ended December 31, 2022	Three months ended December 31, 2023
Total revenues	¥630,028	¥678,125
Net income attributable to ORIX Corporation shareholders	89,610	91,105
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	76.30	78.91

Note:
Accounting Standards Update
2018-12
(“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) (hereinafter, “LDTI”) has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

(2) Overview of Activities
During the nine months ended December 31, 2023, no significant changes were made in the Company and its subsidiaries’ operations. Additionally, there were no changes of principal subsidiaries and affiliates.

2.	Risk Factors
Investing in the Company’s securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form
20-F
for the fiscal year ended March 31, 2023 and the other information in that annual report, including, but not limited to, the Company’s consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The Company’s business activities, financial condition and results of operations and the trading prices of the Company’s securities could be adversely affected by any of the factors or other factors.

3.	Analysis of Financial Results and Condition
The following discussion provides management’s explanation of factors and events that have significantly affected the Company’s financial condition and results of operations for the nine months ended December 31, 2023. Also included is management’s assessment of factors and trends that could have a material effect on the Company’s financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed herein. These factors and trends regarding the future were assessed as of the issue date of this quarterly financial report
(shihanki houkokusho)
.

(1)	Qualitative Information Regarding Consolidated Financial Results
Financial Highlights
Financial Results for the Nine Months Ended December 31, 2023

Total revenues	¥2,037,860 million (Up 2% year on year)
Total expenses	¥1,777,662 million (Up 1% year on year)
Income before income taxes	¥310,007 million (Up 8% year on year)
Net income attributable to ORIX Corporation Shareholders	¥219,205 million (Up 3% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥188.68 (Up 5% year on year)
(Diluted)	¥188.39 (Up 5% year on year)
ROE (Annualized) *1	8.0% (8.3% during the same period in the previous fiscal year)
ROA (Annualized) *2	1.88% (1.96% during the same period in the previous fiscal year)

*1	ROE is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average Total Assets.
*3	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach.
Total revenues for the nine months ended December 31, 2023 increased 2% ¥2,037,860 million compared to ¥1,994,844 million during the same period of the previous fiscal year due to increases in finance revenues, operating leases and life insurance premiums and related investment income despite a decrease in sales of goods and real estate.
Total expenses increased 1% to ¥1,777,662 million compared to ¥1,754,983 million during the same period of the previous fiscal year due to increases in interest expense and selling, general and administrative expenses despite a decrease in costs of goods and real estate sold.
Equity in net income of affiliates increased by ¥19,956 million to ¥38,231 million compared to the same period of the previous fiscal year, and gains on sales of subsidiaries and affiliates and liquidation losses, net decreased by ¥15,294 million to ¥11,578 million compared to the same period of the previous fiscal year.
Due to the above results, income before income taxes for the nine months ended December 31, 2023 increased 8% to ¥310,007 million compared to ¥286,026 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 3% to ¥219,205 million compared to ¥211,920 million during the same period of the previous fiscal year.

Segment Information
Our operating segments, used by the chief operating decision maker to make decisions about resource allocations and assess performance, are organized into ten segments based on our business management organization which is classified by the nature of major products and services, customer base, regulations, and business areas. The ten segments are Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Environment and Energy, Insurance, Banking and Credit, Aircraft and Ships, ORIX USA, ORIX Europe, and Asia and Australia.
Since April 1, 2023, segment profits have been calculated with a broadened scope of profit sharing for inter-segment collaboration. As a result, segment data for the nine months ended December 31, 2022 has been retrospectively restated.
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. As a result of the adoption of LDTI, Insurance segment data for the previous fiscal year has been retrospectively restated. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements”.
Total revenues and profits by segment for the nine months ended December 31, 2022 and 2023 are as follows:

	Millions of yen
	Nine months ended December 31, 2022		Nine months ended December 31, 2023		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services and Maintenance Leasing	¥321,647	¥58,166	¥331,794	¥59,187	¥10,147	3	¥1,021	2
Real Estate	288,293	24,536	337,365	51,434	49,072	17	26,898	110
PE Investment and Concession	312,090	6,857	269,064	22,953	(43,026)	(14)	16,096	235
Environment and Energy	168,419	31,812	123,951	19,844	(44,468)	(26)	(11,968)	(38)
Insurance	360,085	26,563	397,875	53,446	37,790	10	26,883	101
Banking and Credit	62,324	24,868	65,059	26,911	2,735	4	2,043	8
Aircraft and Ships	42,369	17,007	44,809	16,118	2,440	6	(889)	(5)
ORIX USA	135,261	33,032	133,471	27,832	(1,790)	(1)	(5,200)	(16)
ORIX Europe	157,653	35,893	164,419	20,815	6,766	4	(15,078)	(42)
Asia and Australia	142,719	34,457	160,741	20,696	18,022	13	(13,761)	(40)

Total	1,990,860	293,191	2,028,548	319,236	37,688	2	26,045	9

Difference between Segment Total and Consolidated Amounts	3,984	(7,165)	9,312	(9,229)	5,328	134	(2,064)	—

Total Consolidated Amounts	¥1,994,844	¥286,026	¥2,037,860	¥310,007	¥43,016	2	¥23,981	8

Total assets by segment as of March 31, 2023 and December 31, 2023 are as follows:

	Millions of yen
	March 31, 2023		December 31, 2023		Change
	Segment Assets	Composition Ratio (%)	Segment Assets	Composition Ratio (%)	Amount	Percent (%)
Corporate Financial Services and Maintenance Leasing	¥1,514,070	10	¥1,505,679	10	¥(8,391)	(1)
Real Estate	935,027	6	1,005,620	6	70,593	8
PE Investment and Concession	605,471	4	800,829	5	195,358	32
Environment and Energy	773,617	5	845,999	5	72,382	9
Insurance	2,050,412	13	2,205,723	14	155,311	8
Banking and Credit	2,698,747	18	2,750,529	17	51,782	2
Aircraft and Ships	742,890	5	866,074	6	123,184	17
ORIX USA	1,462,067	9	1,451,242	9	(10,825)	(1)
ORIX Europe	417,941	3	444,895	3	26,954	6
Asia and Australia	1,395,096	9	1,558,524	10	163,428	12

Total	12,595,338	82	13,435,114	85	839,776	7

Difference between Segment Total and Consolidated Amounts	2,694,047	18	2,334,075	15	(359,972)	(13)

Total Consolidated Amounts	¥15,289,385	100	¥15,769,189	100	¥479,804	3

Segment information for the nine months ended December 31, 2023 is as follows:
Corporate Financial Services and Maintenance Leasing
:
Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and
ICT-related
equipment
In corporate financial services, we are engaged in financial businesses with a focus on profitability, and fee businesses by providing life insurance and environment and energy-related products and services to domestic small and medium-sized
enterprise customers, as well as business succession support and M&A broking. In the automobile-related businesses, we aim to increase market share in small and medium-sized
enterprises and individual customers, as well as large corporate customers by enhancing our competitive advantages stemming from our industry-leading number of fleets under management and one-stop
automobile-related services. In the rental business operated by ORIX Rentec Corporation, we are not only providing electronic measuring instruments and
ICT-related
equipment lending, but also developing new services relating to robots, drones, etc.
Segment profits increased 2% to ¥59,187 million compared to the same period of the previous fiscal year due to an increase in gains on investment securities and dividends and an increase in operating leases revenues, despite an increase in selling, general and administrative expenses.
Segment assets decreased 1% to ¥1,505,679 million compared to the end of the previous fiscal year due to a decrease in installment loans, despite an increase in investment in operating leases.

	Nine months ended December 31, 2022	Nine months ended December 31, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥45,401	¥46,494	¥1,093	2
Gains on investment securities and dividends	(494)	2,902	3,396	—
Operating leases	193,489	199,331	5,842	3
Sales of goods and real estate	3,909	2,767	(1,142)	(29)
Services income	79,342	80,300	958	1

Total Segment Revenues	321,647	331,794	10,147	3

Segment Expenses:
Interest expense	4,603	5,536	933	20
Costs of operating leases	140,652	143,646	2,994	2
Costs of goods and real estate sold	2,794	2,291	(503)	(18)
Services expense	43,279	43,859	580	1
Selling, general and administrative expenses	61,249	66,072	4,823	8
Provision for credit losses, and write-downs of long-lived assets and securities	472	365	(107)	(23)
Other	12,724	12,582	(142)	(1)

Total Segment Expenses	265,773	274,351	8,578	3

Equity in Net income (Loss) of Affiliates and others	2,292	1,744	(548)	(24)

Segment Profits	¥58,166	¥59,187	¥1,021	2

	As of March 31, 2023	As of December 31, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥566,010	¥573,298	¥7,288	1
Installment loans	333,922	302,052	(31,870)	(10)
Investment in operating leases	511,184	527,545	16,361	3
Investment in securities	35,164	35,885	721	2
Property under facility operations	18,908	17,613	(1,295)	(7)
Inventories	1,104	1,319	215	19
Advances for finance lease and operating lease	1,566	2,052	486	31
Investment in affiliates	16,961	17,002	41	0
Goodwill, intangible assets acquired in business combinations	29,251	28,913	(338)	(1)

Total Segment Assets	¥1,514,070	¥1,505,679	¥(8,391)	(1)

Real Estate
:
Real estate development, rental and management; facility operations; real estate asset management
In our real estate business, we aim to promote portfolio rebalancing by selling rental properties in favorable market conditions while investing in real estate development projects that can generate added value. We are also expanding our asset management business, which is less affected by volatility in the real estate market, and our housing-related business with a focus on residential condominiums. Our real estate business also operates hotels and Japanese inns, and we aim to improve profitability by attracting customers in response to diversifying customer needs. In the future, we will promote the innovation and the efficiency of our business through digital transformation, and develop businesses that take advantage of our strengths in a diverse value chain that includes real estate development and rental, asset management, facility operations, residential condominiums management, office building management, construction contracting, and real estate brokerage.
Segment profits increased 110% to ¥51,434 million compared to the same period of the previous fiscal year due to an increase in services income from operating facilities and an increase in equity in net income (loss) of affiliates.
Segment assets increased 8% to ¥1,005,620 million compared to the end of the previous fiscal year due to an increase in inventories.

	Nine months ended December 31, 2022	Nine months ended December 31, 2023	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥4,182	¥4,647	¥465	11
Operating leases	35,560	34,427	(1,133)	(3)
Sales of goods and real estate	58,808	70,985	12,177	21
Services income	190,068	226,831	36,763	19
Other	(325)	475	800	—

Total Segment Revenues	288,293	337,365	49,072	17

Segment Expenses:
Interest expense	2,375	3,087	712	30
Costs of operating leases	18,452	18,637	185	1
Costs of goods and real estate sold	49,545	56,749	7,204	15
Services expense	167,024	182,380	15,356	9
Selling, general and administrative expenses	26,806	30,601	3,795	14
Provision for credit losses, and write-downs of long-lived assets and securities	1,737	452	(1,285)	(74)
Other	(867)	191	1,058	—

Total Segment Expenses	265,072	292,097	27,025	10

Equity in Net income (Loss) of Affiliates and others	1,315	6,166	4,851	369

Segment Profits	¥24,536	¥51,434	¥26,898	110

	As of March 31, 2023	As of December 31, 2023	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥57,587	¥51,670	¥(5,917)	(10)
Investment in operating leases	302,698	299,326	(3,372)	(1)
Investment in securities	3,894	3,746	(148)	(4)
Property under facility operations	170,425	167,180	(3,245)	(2)
Inventories	108,789	176,838	68,049	63
Advances for finance lease and operating lease	112,973	110,358	(2,615)	(2)
Investment in affiliates	117,040	134,902	17,862	15
Advances for property under facility operations	6,625	8,177	1,552	23
Goodwill, intangible assets acquired in business combinations	54,996	53,423	(1,573)	(3)

Total Segment Assets	¥935,027	¥1,005,620	¥70,593	8

PE Investment and Concession
:
Private equity investment; concession
In the private equity business, we aim to enhance the corporate value of investees and to earn sustainable gains on sales through rebalancing our portfolio. We aim to expand investment in focused industries and increase value through rollups and alliances with existing investees as a starting point. At the same time, we seek business opportunities created by changes in the industrial structure and explore diversified investment methods. In the concession business, we aim to strengthen our operations in the three airports in Kansai (Kansai International Airport, Osaka International Airport and Kobe Airport), and proactively engage in the operation of public infrastructures other than airports.
Segment profits increased 235% to ¥22,953 million compared to the same period of the previous fiscal year due to an increase in equity in net income (loss) of affiliates at our three airports in Kansai in our concession business.
Segment assets increased 32% to ¥800,829 million compared to the end of the previous fiscal year due to an increase in installment loans and an increase in investment in securities in PE Investment.

	Nine months ended December 31, 2022	Nine months ended December 31, 2023	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥273	¥3,086	¥2,813	—
Gains on investment securities and dividends	818	(2,824)	(3,642)	—
Operating leases	28,196	30,432	2,236	8
Sales of goods and real estate	246,164	179,965	(66,199)	(27)
Services income	36,639	58,405	21,766	59

Total Segment Revenues	312,090	269,064	(43,026)	(14)

Segment Expenses:
Interest expense	1,522	2,931	1,409	93
Costs of operating leases	18,186	19,935	1,749	10
Costs of goods and real estate sold	215,192	123,538	(91,654)	(43)
Services expense	25,181	41,176	15,995	64
Selling, general and administrative expenses	39,415	65,759	26,344	67
Provision for credit losses, and write-downs of long-lived assets and securities	(20)	201	221	—
Other	962	(753)	(1,715)	—

Total Segment Expenses	300,438	252,787	(47,651)	(16)

Equity in Net income (Loss) of Affiliates and others	(4,795)	6,676	11,471	—

Segment Profits	¥6,857	¥22,953	¥16,096	235

	As of March 31, 2023	As of December 31, 2023	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥1,616	¥1,522	¥(94)	(6)
Installment loans	0	99,731	99,731	—
Investment in operating leases	52,976	55,484	2,508	5
Investment in securities	42,401	138,840	96,439	227
Property under facility operations	51,978	43,551	(8,427)	(16)
Inventories	48,716	48,555	(161)	(0)
Advances for finance lease and operating lease	4	13	9	225
Investment in affiliates	36,678	38,555	1,877	5
Advances for property under facility operations	2,354	3,739	1,385	59
Goodwill, intangible assets acquired in business combinations	368,748	370,839	2,091	1

Total Segment Assets	¥605,471	¥800,829	¥195,358	32

Environment and Energy
:
Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and battery energy storage system; recycling and waste management
In the environment and energy business, we aim to increase services revenue as a comprehensive energy service provider by promoting our renewable energy business and electric power retailing business. In our solar power generation business, we have owned and operated one of the largest solar power capacities in total in Japan. In the recycling and waste management business, we are making new investments in facilities with the aim of further expansion of business. We intend to accelerate our renewable energy business overseas by utilizing the expertise we have gained in the domestic market.
Segment profits decreased 38% to ¥19,844 million compared to the same period of the previous fiscal year due to the absence of gains on the sale of shares of subsidiaries and affiliates resulting from the partial sale of an investee recorded in the previous fiscal year.
Segment assets increased 9% to ¥845,999 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

	Nine months ended December 31, 2022	Nine months ended December 31, 2023	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥892	¥911	¥19	2
Services income	164,483	119,015	(45,468)	(28)
Other	3,044	4,025	981	32

Total Segment Revenues	168,419	123,951	(44,468)	(26)

Segment Expenses:
Interest expense	8,703	13,815	5,112	59
Services expense	129,590	82,431	(47,159)	(36)
Selling, general and administrative expenses	12,897	13,706	809	6
Provision for credit losses, and write-downs of long-lived assets and securities	53	48	(5)	(9)
Other	1,660	1,066	(594)	(36)

Total Segment Expenses	152,903	111,066	(41,837)	(27)

Equity in Net income (Loss) of Affiliates and others	16,296	6,959	(9,337)	(57)

Segment Profits	¥31,812	¥19,844	¥(11,968)	(38)

	As of March 31, 2023	As of December 31, 2023	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥6,723	¥6,208	¥(515)	(8)
Installment loans	190	247	57	30
Investment in operating leases	264	253	(11)	(4)
Investment in securities	1,580	542	(1,038)	(66)
Property under facility operations	362,043	415,812	53,769	15
Inventories	9,825	3,880	(5,945)	(61)
Advances for finance lease and operating lease	1	1	0	—
Investment in affiliates	190,384	218,130	27,746	15
Advances for property under facility operations	88,493	77,863	(10,630)	(12)
Goodwill, intangible assets acquired in business combinations	114,114	123,063	8,949	8

Total Segment Assets	¥773,617	¥845,999	¥72,382	9

Insurance
:
Life insurance
In the life insurance business, we sell life insurance through agents, banks and other financial institutions, face-to-face
sales through our own consulting services, and online sales. With
“simple-to-understand”
and “providing reasonable guarantee at reasonable price” as the concepts of product development, we aim to expand the number of new life insurance contracts and increase life insurance premium income by constantly incorporating our customer needs while expanding the product lineup.
Segment profits increased 101% to ¥53,446 million compared to the same period of the previous fiscal year due to a decrease in life insurance costs at ORIX Life Insurance Corporation as a result of reduced payouts to policy holders compared to the same period of the previous fiscal year.
Segment assets increased 8% to ¥2,205,723 million compared to the end of the previous fiscal year due to an increase in investment in securities.

	Nine months ended December 31, 2022	Nine months ended December 31, 2023	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥219	¥212	¥(7)	(3)
Life insurance premiums and related investment income	357,918	395,834	37,916	11
Other	1,948	1,829	(119)	(6)

Total Segment Revenues	360,085	397,875	37,790	10

Segment Expenses:
Interest expense	244	562	318	130
Life insurance costs	288,821	300,756	11,935	4
Selling, general and administrative expenses	44,462	43,318	(1,144)	(3)
Provision for credit losses, and write-downs of long-lived assets and securities	(1)	(2)	(1)	—
Other	(4)	(1)	3	—

Total Segment Expenses	333,522	344,633	11,111	3

Equity in Net income (Loss) of Affiliates and others	0	204	204	—

Segment Profits	¥26,563	¥53,446	¥26,883	101

	As of March 31, 2023	As of December 31, 2023	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥18,109	¥14,910	¥(3,199)	(18)
Investment in operating leases	27,467	27,148	(319)	(1)
Investment in securities	2,000,150	2,159,213	159,063	8
Goodwill, intangible assets acquired in business combinations	4,686	4,452	(234)	(5)

Total Segment Assets	¥2,050,412	¥2,205,723	¥155,311	8

Banking and Credit
:
Banking; consumer finance
In the banking business, we aim to increase finance revenues mainly by origination of real estate investment loans, which is the core of our banking business. In the consumer finance business, we aim to increase finance revenues by providing loans directly to our customers with our expertise in credit screening. We also aim to increase guarantee fees income by expanding guarantees against loans disbursed by other financial institutions. In the mortgage bank business, we aim to expand our market share by expanding our agency network and strengthening our product lineup.
Segment profits increased 8% to ¥26,911 million compared to the same period of the previous fiscal year due to an increase in finance revenues and an increase in gains on investment securities and dividends, despite an increase in the provision for credit losses.
Segment assets increased 2% to ¥2,750,529 million compared to the end of the previous fiscal year due to an increase in installment loans.

	Nine months ended December 31, 2022	Nine months ended December 31, 2023	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥57,999	¥59,814	¥1,815	3
Gains on investment securities and dividends	(1,032)	194	1,226	—
Services income	5,357	5,051	(306)	(6)

Total Segment Revenues	62,324	65,059	2,735	4

Segment Expenses:
Interest expense	4,210	4,302	92	2
Services expense	4,997	3,905	(1,092)	(22)
Selling, general and administrative expenses	24,045	23,929	(116)	(0)
Provision for credit losses, and write-downs of long-lived assets and securities	4,493	6,224	1,731	39
Other	(288)	(212)	76	—

Total Segment Expenses	37,457	38,148	691	2

Equity in Net income (Loss) of Affiliates and others	1	0	(1)	—

Segment Profits	¥24,868	¥26,911	¥2,043	8

	As of March 31, 2023	As of December 31, 2023	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥2,395,340	¥2,438,262	¥42,922	2
Investment in securities	291,627	300,487	8,860	3
Inventories	9	9	0	—
Goodwill, intangible assets acquired in business combinations	11,771	11,771	0	—

Total Segment Assets	¥2,698,747	¥2,750,529	¥51,782	2

Aircraft and Ships
:
Aircraft investment and management; ship-related finance and investment
In the aircraft-related business, we are focusing on a wide range of profit opportunities, including operating leases of owned aircraft, sale of aircraft to investors, and asset management services for aircraft owned by domestic and overseas investors. We aim for medium- and long-term growth by further enhancing our presence in the global aircraft-leasing market including through mutually complementary relationships with Avolon Holdings Limited. In the ship-related business, we flexibly replace assets while closely monitoring the market environment, and aim to achieve goals such as an increase of commission income by arranging investment in ships for domestic corporate investors. In the future, we aim to expand our business by collaborating with excellent partners based on our expertise in finance and investment.
Segment profits decreased 5% to ¥16,118 million compared to the same period of the previous fiscal year due to the absence of operating leases revenues in our ship-related business resulting from the sale of owned vessels recorded in the previous fiscal year.
Segment assets increased 17% to ¥866,074 million compared to the end of the previous fiscal year due to an increase in investment in operating leases and an increase in investment in affiliates resulting from foreign exchange effects.

	Nine months ended December 31, 2022	Nine months ended December 31, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥4,611	¥5,958	¥1,347	29
Operating leases	29,305	32,883	3,578	12
Services income	8,453	5,890	(2,563)	(30)
Other	0	78	78	—

Total Segment Revenues	42,369	44,809	2,440	6

Segment Expenses:
Interest expense	13,250	21,260	8,010	60
Costs of operating leases	10,977	14,865	3,888	35
Services expense	1,680	841	(839)	(50)
Selling, general and administrative expenses	6,645	7,778	1,133	17
Provision for credit losses, and write-downs of long-lived assets and securities	(0)	(0)	(0)	—
Other	326	(3,362)	(3,688)	—

Total Segment Expenses	32,878	41,382	8,504	26

Equity in Net income (Loss) of Affiliates and others	7,516	12,691	5,175	69

Segment Profits	¥17,007	¥16,118	¥(889)	(5)

	As of March 31, 2023	As of December 31, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥0	¥(1)	¥(1)	—
Installment loans	74,151	61,695	(12,456)	(17)
Investment in operating leases	295,858	409,108	113,250	38
Investment in securities	5,800	5,691	(109)	(2)
Inventories	37	0	(37)	—
Investment in affiliates	348,583	373,280	24,697	7
Goodwill, intangible assets acquired in business combinations	18,461	16,301	(2,160)	(12)

Total Segment Assets	¥742,890	¥866,074	¥123,184	17

ORIX USA
:
Finance, investment and asset management in the Americas
ORIX Corporation USA provides various types of finance services such as corporate finance, real estate finance, private equity investment, and investment in bonds to our clients in response to their needs. We are also engaged in expanding the function of our asset management and servicing platform to increase stable fee revenues. With controlling the amount of assets and the expansion of assets under management, we aim for the growth of profits along with improvement of capital efficiency.
Segment profits decreased 16% to ¥27,832 million compared to the same period of the previous fiscal year due to a decrease in gains on investment securities and dividends, despite an increase in services income.
Segment assets decreased 1% to ¥1,451,242 million compared to the end of the previous fiscal year due to a decrease in installment loans, despite an overall increase due to foreign exchange effects.

	Nine months ended December 31, 2022	Nine months ended December 31, 2023	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥79,811	¥85,326	¥5,515	7
Gains on investment securities and dividends	20,015	7,696	(12,319)	(62)
Services income	33,268	39,024	5,756	17
Other	2,167	1,425	(742)	(34)

Total Segment Revenues	135,261	133,471	(1,790)	(1)

Segment Expenses:
Interest expense	30,277	43,774	13,497	45
Services expense	3,855	2,485	(1,370)	(36)
Selling, general and administrative expenses	65,418	63,086	(2,332)	(4)
Provision for credit losses, and write-downs of long-lived assets and securities	2,149	2,586	437	20
Other	4,293	(404)	(4,697)	—

Total Segment Expenses	105,992	111,527	5,535	5

Equity in Net income (Loss) of Affiliates and others	3,763	5,888	2,125	56

Segment Profits	¥33,032	¥27,832	¥(5,200)	(16)

	As of March 31, 2023	As of December 31, 2023	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥483	¥483	¥0	—
Installment loans	743,091	644,758	(98,333)	(13)
Investment in operating leases	3,612	10,751	7,139	198
Investment in securities	423,229	491,149	67,920	16
Property under facility operations and servicing assets	81,291	80,773	(518)	(1)
Inventories	142	128	(14)	(10)
Investment in affiliates	52,408	57,101	4,693	9
Goodwill, intangible assets acquired in business combinations	157,811	166,099	8,288	5

Total Segment Assets	¥1,462,067	¥1,451,242	¥(10,825)	(1)

ORIX Europe
:
Asset management of global equity and fixed income
Under ORIX Corporation Europe N.V. (hereinafter, “OCE”) as the holding company, Robeco Institutional Asset Management B.V. (hereinafter, “Robeco”) and Transtrend B.V. headquartered in the Netherlands, Boston Partners Global Investors, Inc. and Harbor Capital Advisors, Inc. headquartered in the United States are engaged in the asset management business through investments in stocks, bonds, etc. In addition to the focus on expanding the existing businesses by leveraging the expertise of Robeco, a pioneer in sustainable investment, we aim to increase assets under management with expanding products and investment strategies through M&A activities. ORIX Europe is also engaged in capturing a wide range of business opportunities as the strategic business location of ORIX Group in Europe.
Segment profits decreased 42% to ¥20,815 million compared to the same period of the previous fiscal year due to an increase in interest expense related to the investment in OCE.
Segment assets increased 6% to ¥444,895 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

	Nine months ended December 31, 2022	Nine months ended December 31, 2023	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥437	¥1,740	¥1,303	298
Gains on investment securities and dividends	(3,515)	6,338	9,853	—
Services income	160,731	156,341	(4,390)	(3)

Total Segment Revenues	157,653	164,419	6,766	4

Segment Expenses:
Interest expense	2,071	9,819	7,748	374
Services expense	36,894	39,713	2,819	8
Selling, general and administrative expenses	83,783	94,831	11,048	13
Provision for credit losses, and write-downs of long-lived assets and securities	0	217	217	—
Other	(853)	1,960	2,813	—

Total Segment Expenses	121,895	146,540	24,645	20

Equity in Net income (Loss) of Affiliates and others	135	2,936	2,801	—

Segment Profits	¥35,893	¥20,815	¥(15,078)	(42)

	As of March 31, 2023	As of December 31, 2023	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities	¥84,147	¥89,374	¥5,227	6
Investment in affiliates	2,714	3,398	684	25
Goodwill, intangible assets acquired in business combinations	331,080	352,123	21,043	6

Total Segment Assets	¥417,941	¥444,895	¥26,954	6

Asia and Australia
:
Finance and investment businesses in Asia and Australia
Our overseas subsidiaries are well-versed in business practices and laws and regulations that vary from region to region, and are primarily engaged in financial services such as leasing and lending. Our overseas subsidiaries also invest in private equity in Asian countries, particularly in China. We will further enhance the functions of our overseas subsidiaries and further invest in targeted markets in order to expand our business with an emphasis on profitability.
Segment profits decreased 40% to ¥20,696 million compared to the same period of the previous fiscal year due to the absence of gains on the sales of subsidiaries and affiliates due to the sale of certain investees recorded in the same period of the previous fiscal year and an increase in credit loss expense.
Segment assets increased 12% to ¥1,558,524 million compared to the end of the previous fiscal year due to overall foreign exchange effects and an increase in net investment in leases.

	Nine months ended December 31, 2022	Nine months ended December 31, 2023	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥44,401	¥52,276	¥7,875	18
Gains on investment securities and dividends	3,110	102	(3,008)	(97)
Operating leases	78,416	89,624	11,208	14
Services income	15,478	18,378	2,900	19
Other	1,314	361	(953)	(73)

Total Segment Revenues	142,719	160,741	18,022	13

Segment Expenses:
Interest expense	22,585	34,942	12,357	55
Costs of operating leases	58,793	66,702	7,909	13
Services expense	9,118	11,243	2,125	23
Selling, general and administrative expenses	28,116	30,648	2,532	9
Provision for credit losses, and write-downs of long-lived assets and securities	1,242	5,027	3,785	305
Other	1,747	(924)	(2,671)	—

Total Segment Expenses	121,601	147,638	26,037	21

Equity in Net income (Loss) of Affiliates and others	13,339	7,593	(5,746)	(43)

Segment Profits	¥34,457	¥20,696	¥(13,761)	(40)

	As of March 31, 2023	As of December 31, 2023	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥454,961	¥524,399	¥69,438	15
Installment loans	312,788	328,893	16,105	5
Investment in operating leases	329,549	386,163	56,614	17
Investment in securities	50,360	46,560	(3,800)	(8)
Property under facility operations	1,184	1,752	568	48
Inventories	202	260	58	29
Advances for finance lease and operating lease	3,720	4,613	893	24
Investment in affiliates	235,586	258,894	23,308	10
Goodwill, intangible assets acquired in business combinations	6,746	6,990	244	4

Total Segment Assets	¥1,395,096	¥1,558,524	¥163,428	12

(2) Financial Condition

	As of March 31, 2023	As of December 31, 2023	Change

			Amount	Percent (%)

	(Millions of yen except per share, ratios and percentages)
Total assets	¥15,289,385	¥15,769,189	¥479,804	3
(Segment assets)	12,595,338	13,435,114	839,776	7
Total liabilities	11,674,118	11,962,328	288,210	2
(Short- and long-term debt)	5,718,519	5,980,619	262,100	5
(Deposits)	2,246,345	2,228,454	(17,891)	(1)
ORIX Corporation shareholders’ equity	3,543,607	3,727,404	183,797	5
ORIX Corporation shareholders’ equity per share (yen)*1	3,027.93	3,237.25	209.32	7
ORIX Corporation shareholders’ equity ratio*2	23.2%	23.6%	—	—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	1.6x	1.6x	—	—

*1 ORIX Corporation shareholders’ equity per share is calculated using total ORIX Corporation shareholders’ equity.
*2 ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets.
*3 LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach.
Total assets increased 3% to ¥15,769,189 million compared to the balance as of March 31, 2023 due to increases in net investment in leases, investment in operating leases, investment in securities and investments in affiliates despite a decrease in cash and cash equivalents. In addition, segment assets increased 7% to ¥13,435,114 million compared to the balance as of March 31, 2023.
Total liabilities increased 2% to ¥11,962,328 million compared to the balance as of March 31, 2023 due to increases in short- and long-term debt despite a decrease in trade notes, accounts and other payable.
Shareholders’ equity increased 5% to ¥3,727,404 million compared to the balance as of March 31, 2023.

(3) Liquidity and Capital Resources
ORIX Group formulates funding policies that are designed to maintain and improve procurement stability and reduce liquidity risk. As a concrete measure to maintain and improve procurement stability while engaging in activities such as borrowing, capital market procurement and securitization of assets, we are diversifying our procurement methods and our country and investor base. To reduce liquidity risk, we are prolonging our borrowings from financial institutions and issuing long-term corporate bonds domestically and internationally with dispersed redemption periods. We are also holding cash and entering into committed credit facilities agreements. In order to maintain an appropriate level of liquidity at hand, we conduct stress tests from the perspective of both procurement stability and financial efficiency and review the necessary levels accordingly.
The Company continues to closely monitor the impact of geopolitical risks, increased inflation and higher interest expense around the world on the liquidity and capital resources of the ORIX Group.
Our funding is comprised of borrowings from financial institutions, direct fund procurement from capital markets, and deposits. ORIX Group’s total funding including that from short-term and long-term debt and deposits on a consolidated basis was ¥8,209,073 million as of December 31, 2023. Borrowings are procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings was about 200 as of December 31, 2023. Our debt from capital markets is mainly composed of bonds, MTNs, CP, and securitization of loans receivables and other assets. The majority of deposits are attributable to ORIX Bank Corporation.
Short-term and long-term debt and deposits
(a) Short-term debt

	Millions of yen
	March 31, 2023	December 31, 2023
Borrowings from financial institutions	¥464,287	¥534,839
Bonds	0	1,101
Commercial paper	¥44,509	¥104,439
Payables under securitized loan receivables and other assets	0	6,524

Total short-term debt	¥508,796	¥646,903

Short-term debt as of December 31, 2023 was ¥646,903 million, which accounted for 11% of the total amount of short-term and long-term debt (excluding deposits) as compared to 9% as of March 31, 2023.

While the amount of short-term debt as of December 31, 2023 was ¥646,903 million, the sum of cash and cash equivalents and the unused amount of committed credit facilities as of December 31, 2023 was ¥1,412,697 million, maintaining a sufficient level of liquidity.

(b) Long-term debt

	Millions of yen
	March 31, 2023	December 31, 2023
Borrowings from financial institutions	¥3,734,530	¥3,770,553
Bonds	1,175,087	1,250,866
Medium-term notes	149,535	163,866
Payables under securitized loan receivables and other assets	150,571	148,431

Total long-term debt	¥5,209,723	¥5,333,716

The balance of long-term debt as of December 31, 2023 was ¥5,333,716 million, which accounted for 89% of the total amount of short-term and long-term debt (excluding deposits) as compared to 91% as of March 31, 2023.

(c) Deposits
	Millions of yen
	March 31, 2023	December 31, 2023
Deposits	¥2,246,345	¥2,228,454
Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits. These deposit-taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

(4) Summary of Cash Flows
Cash, cash equivalents and restricted cash as of December 31, 2023 decreased by ¥321,813 million to ¥1,045,095 million compared to March 31, 2023.
Cash flows provided by operating activities were inflow of ¥926,586 million in the nine months ended December 31, 2023, up from ¥579,624 million during the same period of the previous fiscal year. This change resulted primarily from the absence of an increase in payment of income taxes in the nine months ended December 31, 2022, and other. Cash outflow resulting from payment of income taxes is included in other, net.
Cash flows used in investing activities were outflow of ¥1,215,259 million in the nine months ended December 31, 2023, up from ¥691,718 million during the same period of the previous fiscal year. This change resulted primarily from an increase in purchases of lease equipment and a decrease in proceeds from sales of available-for-sale debt securities.
Cash flows used in financing activities were outflow of ¥52,601 million in the nine months ended December 31, 2023, compared to the inflow of ¥69,267 million during the same period of the previous fiscal year. This change resulted primarily from a decrease in proceeds from debt with maturities longer than three months, partially offset by a change from a decrease to an increase in debt with maturities of three months or less.
(5) Management Policy and Strategy
There were no significant changes for the nine months ended December 31, 2023.
(6) Challenges to be addressed on a priority basis
There were no significant changes for the nine months ended December 31, 2023.
(7) Research and Development Activity
There were no significant changes in research and development activities for the nine months ended December 31, 2023.
(8) Major Facilities
There were no significant changes in major facilities for the nine months ended December 31, 2023.

4.	Material Contracts
Not applicable.

5.	Company Stock Information
(The following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)
(1) Issued Shares, Common Stock and Capital Reserve
The number of issued shares, the amount of common stock and capital reserve for the three months ended December 31, 2023 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Capital reserve
Increase, net	December 31, 2023	Increase, net	December 31, 2023	Increase, net	December 31, 2023
0	1,234,849	¥0	¥221,111	¥0	¥248,290

Note:	As of January 19, 2024, after the third quarter closing date, the total number of issued shares has decreased by 19,888 thousand shares due to the cancellation of treasury stock.
(2) List of Major Shareholders
Not applicable (this item is not subject to disclosure in the quarterly report for the three months ended December 31, 2023).

6.	Directors and Executive Officers
Between the filing date of Form
20-F
for the fiscal year ended March 31, 2023 and December 31, 2023, personnel changes of our directors and executive officers were as follows:
(1) Departures

Name	Title	Areas of duties	The day of retirement
Hitomaro Yano	Executive Officer	Corporate Function Unit Responsible for Treasury, Accounting, Corporate Planning, Investor Relations and Sustainability	December 31, 2023

7.	Financial Information
(1) Condensed Consolidated Balance Sheets (Unaudited)

		Millions of yen
Assets		March 31, 2023	December 31, 2023
Cash and Cash Equivalents		¥1,231,860	¥904,289
Restricted Cash		135,048	140,806
Net Investment in Leases		1,087,563	1,157,610
Installment Loans		3,877,602	3,890,560
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥197,041 million
December 31, 2023	¥121,135 million
Allowance for Credit Losses		(64,723)	(68,031)
Investment in Operating Leases		1,537,178	1,723,133
Investment in Securities		2,940,858	3,274,553
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥22,874 million
December 31, 2023	¥27,266 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2023
Amortized Cost	¥2,488,858 million
Allowance for Credit Losses	¥(144) million
December 31, 2023
Amortized Cost	¥2,866,811 million
Allowance for Credit Losses	¥(594) million
Property under Facility Operations		620,994	661,337
Investment in Affiliates		1,000,704	1,101,560
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥2,511 million
December 31, 2023	¥5,737 million
Trade Notes, Accounts and Other Receivable		441,803	381,522
Inventories		169,021	231,186
Office Facilities		253,649	249,468
Other Assets		2,057,828	2,121,196
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥4,676 million
December 31, 2023	¥3,433 million

Total Assets		¥15,289,385	¥15,769,189

Notes: 1.
Accounting Standards Update
2018-12
(“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) (hereinafter “LDTI”) has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

 2.  The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	March 31, 2023	December 31, 2023
Cash and Cash Equivalents	¥3,544	¥5,527
Net Investment in Leases (Net of Allowance for Credit Losses)	0	6,524
Installment Loans (Net of Allowance for Credit Losses)	214,118	182,547
Investment in Operating Leases	65,314	77,913
Property under Facility Operations	159,991	153,621
Investment in Affiliates	50,406	50,186
Other	73,093	81,287

	¥566,466	¥557,605

		Millions of yen
Liabilities and Equity		March 31, 2023	December 31, 2023
Liabilities:
Short-Term Debt		¥508,796	¥646,903
Deposits		2,246,345	2,228,454
Trade Notes, Accounts and Other Payable		366,851	330,553
Policy Liabilities and Policy Account Balances		1,832,057	1,858,493
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥163,734 million
December 31, 2023	¥157,813 million
Current and Deferred Income Taxes		454,262	509,011
Long-Term Debt		5,209,723	5,333,716
Other Liabilities		1,056,084	1,055,198

Total Liabilities		11,674,118	11,962,328

Redeemable Noncontrolling Interests		945	1,845

Commitments and Contingent Liabilities
Equity:
Common Stock		221,111	221,111
Additional Paid-in Capital		233,169	233,750
Retained Earnings		3,054,448	3,173,754
Accumulated Other Comprehensive Income		156,135	269,896
Treasury Stock, at Cost		(121,256)	(171,107)

ORIX Corporation Shareholders’ Equity		3,543,607	3,727,404
Noncontrolling Interests		70,715	77,612

Total Equity		3,614,322	3,805,016

Total Liabilities and Equity		¥15,289,385	¥15,769,189

Notes:	1.
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

	2.	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	March 31, 2023	December 31, 2023
Short-Term Debt	¥0	¥6,524
Trade Notes, Accounts and Other Payable	1,436	1,063
Long-Term Debt	349,528	347,341
Other	26,971	28,076

	¥377,935	¥383,004

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Revenues:
Finance revenues	¥237,008	¥258,839
Gains on investment securities and dividends	19,168	16,617
Operating leases	368,760	391,436
Life insurance premiums and related investment income	356,317	394,012
Sales of goods and real estate	316,979	261,439
Services income	696,612	715,517

Total revenues	1,994,844	2,037,860

Expenses:
Interest expense	88,631	138,594
Costs of operating leases	249,541	266,402
Life insurance costs	287,792	300,798
Costs of goods and real estate sold	272,979	187,249
Services expense	421,259	410,379
Other (income) and expense	12,373	187
Selling, general and administrative expenses	412,287	458,936
Provision for credit losses	7,707	14,212
Write-downs of long-lived assets	1,807	643
Write-downs of securities	607	262

Total expenses	1,754,983	1,777,662

Operating Income	239,861	260,198
Equity in Net Income of Affiliates	18,275	38,231
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	26,872	11,578
Bargain Purchase Gain	1,018	0

Income before Income Taxes	286,026	310,007
Provision for Income Taxes	68,836	92,382

Net Income	217,190	217,625

Net Income (Loss) Attributable to the Noncontrolling Interests	5,247	(1,645)

Net Income Attributable to the Redeemable Noncontrolling Interests	23	65

Net Income Attributable to ORIX Corporation Shareholders	¥211,920	¥219,205

	Yen
	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥179.08	¥188.68
Diluted:	178.86	188.39

Note:
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

	Millions of yen
	Three months ended December 31, 2022	Three months ended December 31, 2023
Revenues:
Finance revenues	¥83,857	¥87,902
Gains on investment securities and dividends	19,914	5,283
Operating leases	119,616	131,487
Life insurance premiums and related investment income	93,106	108,274
Sales of goods and real estate	51,959	87,639
Services income	261,576	257,540

Total revenues	630,028	678,125

Expenses:
Interest expense	37,158	47,703
Costs of operating leases	84,700	89,508
Life insurance costs	67,077	78,701
Costs of goods and real estate sold	40,770	62,454
Services expense	153,485	143,202
Other (income) and expense	5,432	(2,316)
Selling, general and administrative expenses	144,333	156,671
Provision for credit losses	6,033	5,688
Write-downs of long-lived assets	1,554	105
Write-downs of securities	536	246

Total expenses	541,078	581,962

Operating Income	88,950	96,163
Equity in Net Income of Affiliates	11,651	21,427
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	18,283	7,950
Bargain Purchase Gain	1,018	0

Income before Income Taxes	119,902	125,540
Provision for Income Taxes	28,855	38,555

Net Income	91,047	86,985

Net Income (Loss) Attributable to the Noncontrolling Interests	1,426	(4,147)

Net Income Attributable to the Redeemable Noncontrolling Interests	11	27

Net Income Attributable to ORIX Corporation Shareholders	¥89,610	¥91,105

	Yen
	Three months ended December 31, 2022	Three months ended December 31, 2023
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥76.30	¥78.91
Diluted:	76.20	78.78

Note:
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Net Income	¥217,190	¥217,625

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(182,383)	(53,066)
Impact of changes in policy liability discount rate	169,383	64,666
Net change of debt valuation adjustments	12	(149)
Net change of defined benefit pension plans	(192)	(84)
Net change of foreign currency translation adjustments	107,330	106,651
Net change of unrealized gains (losses) on derivative instruments	21,177	(3,012)

Total other comprehensive income	115,327	115,006

Comprehensive Income	332,517	332,631

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	11,065	(639)

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	25	139

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥321,427	¥333,131

	Millions of yen
	Three months ended December 31, 2022	Three months ended December 31, 2023
Net Income	¥91,047	¥86,985

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(38,516)	47,346
Impact of changes in policy liability discount rate	10,017	(45,910)
Net change of debt valuation adjustments	(48)	(26)
Net change of defined benefit pension plans	124	5
Net change of foreign currency translation adjustments	(77,765)	(56,932)
Net change of unrealized gains (losses) on derivative instruments	2,646	(5,420)

Total other comprehensive income (loss)	(103,542)	(60,937)

Comprehensive Income (Loss)	(12,495)	26,048

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(2,116)	(8,192)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(75)	(61)

Comprehensive Income (Loss) Attributable to ORIX Corporation Shareholders	¥(10,304)	¥34,301

Note:
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)
Nine months ended December 31, 2022

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2022	¥221,111	¥260,479	¥2,914,558	¥21,495	¥(113,447)	¥3,304,196	¥109,982	¥3,414,178

Contribution to subsidiaries						0	3,098	3,098
Transaction with noncontrolling interests		235				235	(3,925)	(3,690)
Comprehensive income, net of tax:
Net income			211,920			211,920	5,247	217,167
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(182,383)		(182,383)	0	(182,383)
Impact of changes in policy liability discount rate				169,383		169,383	0	169,383
Net change of debt valuation adjustments				12		12	0	12
Net change of defined benefit pension plans				(190)		(190)	(2)	(192)
Net change of foreign currency translation adjustments				103,471		103,471	3,857	107,328
Net change of unrealized gains on derivative instruments				19,214		19,214	1,963	21,177

Total other comprehensive income						109,507	5,818	115,325

Total comprehensive income						321,427	11,065	332,492

Cash dividends			(106,290)			(106,290)	(17,408)	(123,698)
Acquisition of treasury stock					(52,071)	(52,071)	0	(52,071)
Disposal of treasury stock		(29)			16	(13)	0	(13)
Other, net		620				620	0	620

Balance at December 31, 2022	¥221,111	¥261,305	¥3,020,188	¥131,002	¥(165,502)	¥3,468,104	¥102,812	¥3,570,916

Nine months ended December 31, 2023

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2023	¥221,111	¥233,169	¥3,054,448	¥156,135	¥(121,256)	¥3,543,607	¥70,715	¥3,614,322

Contribution to subsidiaries						0	9,612	9,612
Transaction with noncontrolling interests		86		(165)		(79)	(554)	(633)
Comprehensive income (loss), net of tax:
Net income (loss)			219,205			219,205	(1,645)	217,560
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(53,074)		(53,074)	0	(53,074)
Impact of changes in policy liability discount rate				64,666		64,666	0	64,666
Net change of debt valuation adjustments				(149)		(149)	0	(149)
Net change of defined benefit pension plans				(78)		(78)	(6)	(84)
Net change of foreign currency translation adjustments				105,455		105,455	1,130	106,585
Net change of unrealized gains (losses) on derivative instruments				(2,894)		(2,894)	(118)	(3,012)

Total other comprehensive income						113,926	1,006	114,932

Total comprehensive income (loss)						333,131	(639)	332,492

Cash dividends			(99,900)			(99,900)	(1,522)	(101,422)
Acquisition of treasury stock					(50,001)	(50,001)	0	(50,001)
Disposal of treasury stock		(150)			150	0	0	0
Other, net		645	1			646	0	646

Balance at December 31, 2023	¥221,111	¥233,750	¥3,173,754	¥269,896	¥(171,107)	¥3,727,404	¥77,612	¥3,805,016

Notes:	1.	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 12 “Redeemable Noncontrolling Interests.”
2.
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

Three months ended December 31, 2022

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at September 30, 2022	¥221,111	¥260,880	¥2,981,164	¥230,916	¥(146,582)	¥3,547,489	¥106,409	¥3,653,898

Contribution to subsidiaries						0	1,376	1,376
Transaction with noncontrolling interests		249				249	(504)	(255)
Comprehensive income, net of tax:
Net income			89,610			89,610	1,426	91,036
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(38,516)		(38,516)	0	(38,516)
Impact of changes in policy liability discount rate				10,017		10,017	0	10,017
Net change of debt valuation adjustments				(48)		(48)	0	(48)
Net change of defined benefit pension plans				128		128	(4)	124
Net change of foreign currency translation adjustments				(73,650)		(73,650)	(4,029)	(77,679)
Net change of unrealized gains on derivative instruments				2,155		2,155	491	2,646

Total other comprehensive income (loss)						(99,914)	(3,542)	(103,456)

Total comprehensive income (loss)						(10,304)	(2,116)	(12,420)

Cash dividends			(50,586)			(50,586)	(2,353)	(52,939)
Acquisition of treasury stock					(18,920)	(18,920)	0	(18,920)
Disposal of treasury stock						0	0	0
Other, net		176				176	0	176

Balance at December 31, 2022	¥221,111	¥261,305	¥3,020,188	¥131,002	¥(165,502)	¥3,468,104	¥102,812	¥3,570,916

Three months ended December 31, 2023

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at September 30, 2023	¥221,111	¥233,679	¥3,132,339	¥326,700	¥(152,731)	¥3,761,098	¥80,898	¥3,841,996

Contribution to subsidiaries						0	6,666	6,666
Transaction with noncontrolling interests		2				2	(1,592)	(1,590)
Comprehensive income (loss), net of tax:
Net income (loss)			91,105			91,105	(4,147)	86,958
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				47,337		47,337	0	47,337
Impact of changes in policy liability discount rate				(45,910)		(45,910)	0	(45,910)
Net change of debt valuation adjustments				(26)		(26)	0	(26)
Net change of defined benefit pension plans				11		11	(6)	5
Net change of foreign currency translation adjustments				(52,774)		(52,774)	(4,061)	(56,835)
Net change of unrealized gains (losses) on derivative instruments				(5,442)		(5,442)	22	(5,420)

Total other comprehensive income (loss)						(56,804)	(4,045)	(60,849)

Total comprehensive income (loss)						34,301	(8,192)	26,109

Cash dividends			(49,691)			(49,691)	(168)	(49,859)
Acquisition of treasury stock					(18,527)	(18,527)	0	(18,527)
Disposal of treasury stock	0	(150)			150	0	0	0
Other, net		219	1		1	221	0	221

Balance at December 31, 2023	¥221,111	¥233,750	¥3,173,754	¥269,896	¥(171,107)	¥3,727,404	¥77,612	¥3,805,016

Notes:	1. Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 12 “Redeemable Noncontrolling Interests.”

2.  LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Cash Flows from Operating Activities:
Net income	¥217,190	¥217,625
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	251,220	273,535
Principal payments received under net investment in leases	356,246	365,449
Provision for credit losses	7,707	14,212
Equity in net income of affiliates (excluding interest on loans)	(16,991)	(37,607)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(26,872)	(11,578)
Bargain purchase gain	(1,018)	0
Gains on sales of securities other than trading	(10,126)	(5,140)
Gains on sales of operating lease assets	(39,153)	(37,493)
Write-downs of long-lived assets	1,807	643
Write-downs of securities	607	262
Decrease in trading securities	33,213	2,582
Increase in inventories	(21,361)	(60,816)
Decrease in trade notes, accounts and other receivable	20,913	13,444
Decrease in trade notes, accounts and other payable	(30,761)	(21,735)
Increase in policy liabilities and policy account balances	66,741	112,418
Other, net	(229,738)	100,785

Net cash provided by operating activities	579,624	926,586

Cash Flows from Investing Activities:
Purchases of lease equipment	(702,030)	(894,199)
Installment loans made to customers	(922,354)	(994,629)
Principal collected on installment loans	938,810	922,464
Proceeds from sales of operating lease assets	180,743	156,369
Investment in affiliates, net	(27,465)	(30,730)
Proceeds from sales of investment in affiliates	78,151	18,350
Purchases of available-for-sale debt securities	(401,335)	(370,434)
Proceeds from sales of available-for-sale debt securities	246,811	131,696
Proceeds from redemption of available-for-sale debt securities	36,194	30,126
Purchases of equity securities other than trading	(52,319)	(145,512)
Proceeds from sales of equity securities other than trading	39,719	18,007
Purchases of property under facility operations	(74,858)	(56,042)
Acquisitions of subsidiaries, net of cash acquired	(45,696)	(13,254)
Sales of subsidiaries, net of cash disposed	20,242	20,404
Other, net	(6,331)	(7,875)

Net cash used in investing activities	(691,718)	(1,215,259)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(25,236)	94,851
Proceeds from debt with maturities longer than three months	1,085,793	758,340
Repayment of debt with maturities longer than three months	(835,816)	(753,517)
Net increase (decrease) in deposits due to customers	33,284	(18,373)
Cash dividends paid to ORIX Corporation shareholders	(106,290)	(99,900)
Acquisition of treasury stock	(52,071)	(50,001)
Contribution from noncontrolling interests	3,390	7,984
Purchases of shares of subsidiaries from noncontrolling interests	(1,724)	(108)
Net increase (decrease) in call money	(15,000)	10,000
Other, net	(17,063)	(1,877)

Net cash provided by (used in) financing activities	69,267	(52,601)

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	18,033	19,461

Net decrease in Cash, Cash Equivalents and Restricted Cash	(24,794)	(321,813)

Cash, Cash Equivalents and Restricted Cash at Beginning of Period	1,091,812	1,366,908

Cash, Cash Equivalents and Restricted Cash at End of Period	¥1,067,018	¥1,045,095

Notes:	1.
The following tables provide information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of December 31, 2022 and December 31, 2023, respectively.

	Millions of yen
	December 31, 2022	December 31, 2023
Cash and Cash Equivalents	¥951,148	¥904,289
Restricted Cash	115,870	140,806

Cash, Cash Equivalents and Restricted Cash	¥1,067,018	¥1,045,095

2.
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized
In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States (“U.S. GAAP”).
These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2023 consolidated financial statements on Form
20-F.
Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form
20-F)
including the consolidated financial statements with the Securities and Exchange Commission.
Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:
(a) Initial direct costs
Under U.S. GAAP, initial direct costs of sales-type leases and direct financing leases are mainly being deferred and amortized as a yield adjustment over the life of the related lease using the interest method. Initial direct costs of operating leases are being deferred and amortized on a straight-line basis over the life of the related lease. Initial direct costs of loans are mainly being deferred and amortized over the term of the related loans using the interest method.
Under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.
(b) Allowance for credit losses
Under U.S. GAAP, the allowance for credit losses to financial assets not individually evaluated is accounted for estimating all credit losses expected to occur in future over the remaining life. And for the credit losses over the remaining life resulting from off-balance
sheet credit exposures, the allowance is recognized.
Under Japanese GAAP, the allowance for loan losses to financial receivables, etc. not individually evaluated is accounted for based on the prior charge-off
experience to the outstanding balance of financial receivables at the reporting date.
(c) Operating leases
Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.
Japanese GAAP allows for operating lease assets to be depreciated using mainly either a declining-balance basis or a straight-line basis.
(d) Accounting for life insurance operations
Under U.S. GAAP, certain costs related directly to the successful acquisition of new (or renewal of) insurance contracts are deferred and amortized over the expected period of the policies on a constant-level basis.
Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.
In addition, under U.S. GAAP, policy liabilities for future policy benefits are measured using the net level premium method based on actuarial estimates of the amount of future policyholder benefits. The discount rate is calculated by applying the discount rate as of the valuation date, and assumptions are reviewed at least annually except for the expense assumptions. Changes in the liabilities for future policy benefits resulting from changes of cash flow assumptions are recognized in earnings. Changes in the liabilities for future policy benefits resulting from changes of discount rate assumptions are recognized in other comprehensive income (loss), net of applicable income tax.
Under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(e) Accounting for goodwill and other intangible assets in business combinations
Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but assessed for impairment at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.
Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.
(f) Accounting for pension plans
Under U.S. GAAP, the net actuarial gain (loss) is amortized using the corridor approach.
Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.
(g) Partial sale of the parent’s ownership interest in subsidiaries
Under U.S. GAAP, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.
Under Japanese GAAP, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.
(h) Consolidated statements of cash flows
Classification in the statements of cash flows under U.S. GAAP differs from that under Japanese GAAP. As significant differences, purchase of lease equipment, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.
Under U.S. GAAP, in addition, restricted cash is required to be added to the balance of cash and cash equivalents.
(i) Transfer of financial assets
Under U.S. GAAP, an entity is required to perform analysis to determine whether or not to consolidate trusts or special purpose companies, collectively called special purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. If it is determined from the analysis that the enterprise transferred financial assets in a securitization transaction to SPEs that need to be consolidated, the transaction is not accounted for as a sale.
In addition, if the transferor transfers a portion of financial assets, the transaction is not accounted for as a sale but accounted for as a secured borrowing unless each interest held by the transferor and transferee meets the definition of a participating interest and the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.
Under Japanese GAAP, SPEs that meet certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to these types of SPEs in a securitization transaction, the transferee SPEs are not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.
In addition, if the transferor transfers a portion of financial assets, the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.
(j) Investment in securities
Under U.S. GAAP, unrealized gains and losses from all equity securities are generally recognized in income. In addition, credit losses on available-for-sale
debt securities are recognized in earnings through an allowance, and unrealized gains and losses on available-for-sale
debt securities related to other factors than credit losses are recognized in other comprehensive income (loss), net of applicable income taxes.
Under Japanese GAAP, such unrealized gains and losses from securities other than trading or held-to-maturity
are recognized in other comprehensive income (loss), net of applicable income taxes.

(k) Fair value option
Under U.S. GAAP, an entity is permitted to carry certain eligible financial assets and liabilities at fair value and to recognize changes in that item’s fair value in earnings through the election of the fair value option. The portion of the total change in the fair value of the financial liability that results from a change in the instrument-specific credit risk is to be recognized in other comprehensive income (loss), net of applicable income taxes.
Under Japanese GAAP, there is no accounting standard for fair value option.
(l) Lessee’s lease
Under U.S. GAAP,
right-of-use
(hereinafter, “ROU”) assets and lease liabilities from the lessee’s lease transaction are generally recognized on the balance sheet.
Under Japanese GAAP, operating leases from the lessee’s lease transaction are off-balance
sheet.

2.	Significant Accounting and Reporting Policies
(a) Principles of consolidation
The consolidated financial statements include the accounts of the Company and all of its subsidiaries. VIEs, for which the Company and its subsidiaries are the primary beneficiaries, are also included in the consolidated financial statements.
In a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. On the other hand, additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of the subsidiary are accounted for as equity transactions.
Investments in affiliates, of which the Company has 20% – 50% ownership or has the ability to exercise significant influence, are accounted for by using the equity method except for those for which the fair value option has been elected. When the Company holds majority voting interests of an entity but noncontrolling shareholders hold substantive participating rights to make decisions on activities that occur over the ordinary course of the business, such an investment is recognized as an affiliate. Investments in affiliates are recorded at cost plus/minus the Company and its subsidiaries’ portion of equity in undistributed earnings. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its fair value.
When an affiliate issues stocks, which price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, to unrelated third parties, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize the gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.
A certain overseas subsidiary consolidates subsidiaries determined as investment companies under ASC 946 (“Financial Services – Investment Companies”). Investments held by the investment company subsidiaries are carried at fair value with changes in fair value recognized in earnings.
A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.
All significant intercompany accounts and transactions have been eliminated in consolidation.
(b) Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, the determination and periodic reassessment of the unguaranteed residual value for finance leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for credit losses (including the allowance for off-balance
sheet credit exposures), the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and other intangible assets.
(c) Foreign currencies translation
The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date. Monetary assets and liabilities in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates at the end of each reporting period.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each reporting period to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in
other comprehensive income (loss), net of applicable income taxes, arise from the translation of foreign currency financial statements into Japanese yen.
(d) Revenue recognition
The Company and its subsidiaries recognize revenues from
only
contracts with customers, such as sales of goods and real estate, and services income, revenues are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are recognized net of discount, incentives and estimated sales returns. In case that the Company and its subsidiaries receive payment from customers before satisfying performance obligations, the amounts are recognized as contract liabilities. In transactions that involve third parties, if the Company and its subsidiaries control the goods or services before they are transferred to the customers, revenue is recognized on gross amount as the principal.
Excluding the aforementioned policy, the policies as specifically described hereinafter are applied for each of revenue items.
Finance Revenues
—Finance revenues mainly include revenues from finance leases, installment loans, and financial guarantees.
(1) Revenues from finance leases
Lessor leases consist of leases for various equipment types, including office equipment, industrial machinery, transportation equipment and real estates. Net investment in leases includes sales-type leases and direct financing leases which are full-payout leases. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases. Interest income on net investment in leases is recognized over the life of each respective lease using the interest method. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. When providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The repayment of lessor costs received from lessees are recognized in revenues from finance leases and those underlying costs are recognized in other (income) and expense. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of residual values are determined based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of sales-type leases and direct financing leases are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs of sales-type leases and direct financing leases is reflected as a component of net investment in leases.
(2) Revenues from installment loans
Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method. Interest payments received on loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans.
(3) Revenues from financial guarantees
At the inception of a guarantee, fair value for the guarantee is recognized as a liability in the consolidated balance sheets. The Company and its subsidiaries recognize revenue mainly over the term of guarantee by a systematic and rational amortization method as the Company and the subsidiaries are released from the risk of the obligation.

(4)
Non-accrual
policy
In common with all classes, for net investment in leases and installment loans, past-due
financing receivables are receivables for which principal or interest is past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financing receivables if the principals and interests are not past-due
30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. However, delinquencies during the relevant period of past-due
financing receivables are out of the scope of the suspension of revenue recognition unless their collections are doubtful when the government issues a request for grace of repayment within a maximum of 6 months due to reasons that cannot be attributed to the obligor, such as a disaster, or when similar requests are made by public bodies. Accrued but uncollected interest is reclassified to net investment in leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for credit losses process. Cash repayments received on non-accrual
loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual
loans and net investment in leases to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtors’ creditworthiness, such as the debtors’ business characteristics and financial conditions as well as relevant economic conditions and trends.
Operating leases
—
Revenues from operating leases are recognized on a straight-line basis over the contract terms. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. In principle, any conditions changed from original lease agreement should be accounted for as a lease modification.
In providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensations for those lessor costs received from lessees are recognized in operating lease revenues and those costs are recognized in costs of operating leases. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥865,942 million and ¥928,771 million as of March 31, 2023 and December 31, 2023, respectively. In addition, operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.
Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of operating leases are being deferred and amortized as a straight-line basis over the life of the related lease. The unamortized balance of initial direct costs is reflected as investment in operating leases.
(e) Insurance and reinsurance transactions
Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.
Life insurance benefits are recorded as expenses when they are incurred. The policies are classified as long-duration contracts and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. The calculation of liabilities for future policy benefits other than individual annuities is computed using the same contract groupings (also referred to as cohorts) by policy year, currency, payment method (full term payment or limited payment) and product category and the liabilities for future policy benefits are computed using the net level premium method based on expected future policy benefit payments. A liability is recorded for the present value of expected future policy insurance benefits to be paid and certain related costs, less the present value of expected future net premium to be earned, at the time the premium revenue recognized. For limited payment contracts, the excess of gross premiums received over net premium is recorded as a deferred profit liability.
The liabilities for future policy benefits are measured using assumptions such as mortality, morbidity, lapse, expense and discount rates. These assumptions are determined based on historical experience, industry data and other factors. The Company and its subsidiaries review and update future cash flow assumptions at least annually except for expense assumptions. The Company and its subsidiaries elected to lock in and not to update expense assumptions after expense assumptions are determined based on the most recent actual results at the time of contract issuance. When assumptions are updated, the net premium ratios for calculating the liabilities for future policy benefits are also updated. The Company and its subsidiaries review and update its future cash flow assumptions at least annually except for expense assumptions, and update the net premium ratios for calculating the liabilities for future policy benefits by cohort, reflecting historical actual cash flows. The Company and its subsidiaries remeasure the liabilities for future policy benefits using the updated assumptions as of the beginning of the quarterly reporting period in which the assumptions are updated and record the change from the remeasurement as gains or losses in life insurance costs in the consolidated statements of income. For periods subsequent to the remeasurement, the Company and its subsidiaries calculate the liabilities for future policy benefits using updated net premium ratios. If net premiums exceed gross premiums, the liabilities for future policy benefits are increased and the excess is recognized immediately in earnings through life insurance costs in the consolidated statement of income.
The Company and its subsidiaries use a yield curve based on the yields on single-A
rated fixed-income instruments as upper-medium grade fixed-income instrument yields with durations similar to the liabilities for future policy benefits to determine discount rate assumptions. The yields on single-A
rated fixed-income instruments are referenced in the index provided by a third-party pricing vendor. The discount rate assumptions are updated quarterly and are used for remeasurement of the liability at the reporting date. Changes in the liabilities for future policy benefits resulting from updates of discount rate assumptions are recognized in other comprehensive income (loss), net of applicable income tax. For periods beyond the observable period of the referenced index, the discount rate yield curve beyond the observable period of the referenced index is interpolated to the ultimate forward rate using the Smith-Wilson method.

The insurance contracts sold by the subsidiary include variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investment in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.
The subsidiary provides minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guaranteed risk related to variable annuity and variable life insurance contracts is ceded to reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts. The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary. Certain subsidiaries have elected the fair value option for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which are included in other assets in the consolidated balance sheets.
Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of the subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.
Certain costs related directly to the successful acquisition of new or renewal insurance contracts are deferred. Deferred policy acquisition costs consist primarily of agent commissions, except for policy maintenance costs, and underwriting expenses. For amortization of deferred policy acquisition costs, insurance contracts are grouped by contract year, currency, payment method (full term payment or limited payment) and product category, using the same contract groupings for the calculation of the liabilities for future policy benefits.
Deferred policy acquisition costs are amortized at constant-level basis for each cohort over the expected term of the policies, and the amortization is recorded in life insurance costs in the consolidated statements of income.
For all cohorts, the number of policies in force for the amortization of deferred policy acquisition costs is projected using mortality and lapse rates estimated based on historical experience, industry data and other factors, which are consistent with those assumptions used for calculating the liabilities for future policy benefits. When mortality and lapse rates are updated, the effects on the amortization of deferred policy acquisition costs are derived by updating the projected number of policies in force and recognized prospectively over the expected term of the policies.
(f) Allowance for credit losses
The allowance for credit losses estimates all credit losses expected to occur in future over the remaining life of net investment in leases, financial assets measured at amortized cost, such as installment loans, held-to-maturity
debt securities and other receivables, and is recognized adequately based on the management judgement. Expected prepayments are reflected in the remaining life. The allowance for credit losses is increased by provision charged to income and is decreased by charge-offs, net of recoveries mainly.
Developing the allowance for credit losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, prior charge-off
experience, current delinquencies and delinquency trends, value of underlying collateral and guarantees, current economic and business conditions and expected outlook in the future.
The Company and its subsidiaries estimate the allowance for credit losses by using various methods according to these estimates and judgments. When certain financial assets have similar risk characteristics to other financial assets, these financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually. The Company and its subsidiaries select the most appropriate calculation method based on available information, such as the nature and related risk characteristics on financial assets, the prior charge-off
experience and future forecast scenario with correlated economic indicators.
The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral, etc.
In addition, if the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance
sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is accounted for in other liabilities on the consolidated balance sheets.

(g) Impairment of long-lived assets
The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being depreciated or amortized, consisting primarily of office buildings, condominiums, aircraft, ships, mega solar facilities and other properties under facility operations, whenever events or changes in circumstances indicated that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.
(h) Investment in securities
Equity securities are generally reported at fair value with unrealized gains and losses included in income. Equity securities without readily determinable fair values are recorded at fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes under the election of the measurement alternative, except for investments which are valued at net asset value per share.
Equity securities elected to apply the measurement alternative are written down to its fair value with losses included in income if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.
In addition, investments included in equity securities that are accounted for under the equity method are recorded at fair value with unrealized gains and losses included in income if certain subsidiaries elect the fair value option.
Trading debt securities are reported at fair value with unrealized gains and losses included in income.
Available-for-sale
debt securities are reported at fair value, and unrealized gains or losses are recorded in other comprehensive income (loss), net of applicable income taxes, except for investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.
For
available-for-sale
debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earnings through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance for credit losses, the Company and its subsidiaries consider that credit losses exist when the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written off and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.
Held-to-maturity
debt securities are recorded at amortized cost.
Held-to-maturity
debt securities are in the scope of ASC 326 (“Financial Instruments—Credit Losses”) (hereinafter, “Credit Losses Standard”), see Note 2 “Significant Accounting and Reporting Policies (f) Allowance for credit losses.”
(i) Income taxes
The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date
income before income taxes. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company and its subsidiaries release to earnings stranded income tax effects in accumulated other comprehensive income (loss) resulting from changes in tax laws or rates or changes in judgment about realization of a valuation allowance on a specific identification basis when the individual items are completely sold or terminated. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.
The effective income tax rates for the nine months ended December 31, 2022 and 2023 were approximately 24.1% and 29.8%, respectively. These rates are approximately 24.1% and 30.7% for the three months ended December 31, 2022 and 2023, respectively. For the nine and three months ended December 31, 2022 and 2023, the Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.5%. The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, non-taxable
income for tax purposes, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries and the effect of investor taxes on earnings of subsidiaries. The Company and its certain subsidiaries have applied Japanese Group Relief System for National Corporation tax purposes.
The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as either a reduction of a deferred tax asset or a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.
(j) Securitized assets
The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to SPEs that issue asset-backed beneficial interests and securities to the investors.
SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs, and the transfers of the financial assets to those consolidated SPEs are not accounted for as sales. Assets held by consolidated SPEs continue to be accounted for as lease receivables or loan receivables, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.
The Company and certain subsidiaries originate and sell loans into the secondary market, while retaining the obligation to service those loans. In addition, a certain subsidiary undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayment rates and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments
The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of trading or economic hedge that are not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If derivatives are qualified for hedge accounting, then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss), net of applicable income taxes.
If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.
If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss), net of applicable income taxes, until earnings are affected by the variability in cash flows of the designated hedged item.
If a derivative is held as a hedge of a net investment in a foreign operation, changes in the fair value of the derivative are recorded in the foreign currency translation adjustments account within other comprehensive income (loss), net of applicable income taxes.
The Company and its subsidiaries select either the amortization approach or the fair value approach, depending on the type of hedging activity, for the initial value of the component excluded from the assessment of effectiveness, and recognize it through the consolidated statements of income. When the amortization approach is adopted, the change in fair value is recognized in earnings using a systematic and rational method over the life of the hedging instrument and then any difference between the change in fair value and the amount recognized in earnings is recognized in other comprehensive income (loss), net of applicable income taxes. When the fair value approach is adopted, the change in the fair value is immediately recognized through the consolidated statements of income.
For all hedging relationships that are designated and qualified for hedge accounting, at the inception of the hedge, the Company and its subsidiaries formally document the details of the hedging relationship and the hedging activity. The Company and its subsidiaries formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.
(l) Pension plans
The Company and certain subsidiaries have contributory and
non-contributory
pension plans covering substantially all of their employees. Among the plans, the costs of defined benefit pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.
The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.
(m) Stock-based compensation
In principle, the Company and its subsidiaries measure stock-based compensation expense as consideration for services provided by employees based on the fair value on the grant date. The costs are recognized over the requisite service period.
(n) Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.
(o) Installment loans
Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2023 and December 31, 2023 were ¥201,355 million and ¥132,080 million, respectively. There were ¥197,041 million and ¥121,135 million of loans held for sale as of March 31, 2023 and December 31, 2023, respectively, measured at fair value by electing the fair value option.
(p) Property under facility operations
Property under facility operations consist primarily of operating facilities (including hotels and training facilities) and environmental assets (including mega solar facilities, wind power plants and coal-biomass
co-fired
power plants), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥180,130 million and ¥202,033 million as of March 31, 2023 and December 31, 2023, respectively.
(q) Inventories
Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2023 and December 31, 2023, residential condominiums under development were ¥74,621 million and ¥141,627 million, respectively, and completed residential condominiums and merchandise for sale were ¥94,400 million and ¥89,560 million, respectively.
The Company and its subsidiaries recorded ¥508 million and ¥1,172 million of write-downs principally on completed residential condominiums and merchandise for sale for the nine months ended December 31, 2022 and 2023, respectively, primarily resulting from a decrease in expected sales price. There were no such write-downs recorded for the three months ended December 31, 2022. The amounts of such write-downs for the three months ended December 31, 2023 were ¥42 million. These write-downs were recorded in costs of goods and real estate sold and included in Real Estate segment and PE Investment and Concession segment.
(r) Office facilities
Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥74,507 million and ¥81,929 million as of March 31, 2023 and December 31, 2023, respectively.
(s)
Right-of-use
assets
The Company and its subsidiaries record the
Right-of-use
assets (hereinafter, “ROU assets”) recognized from the lessee’s lease transaction as investment in operating leases, property under facility operations and office facilities. Lease liabilities are included in other liabilities.
ROU assets are consisted of the amount of the initial measurement of the lease liability and any lease payments made to the lessor at or before the commencement date and stated at cost less accumulated amortization. The initial measurement of the lease liability is at the present value of the lease payments not yet paid, discounted using the lessee’s incremental borrowing rate at lease commencement. ROU assets of finance leases are amortized mainly on a straight-line basis over the lease term. ROU assets of operating leases are amortized over the lease term by the fixed term operating cost minus the interest cost. Amortization of ROU assets of finance leases and operating leases expenses are included in costs of operating leases, services expense and selling, general and administrative expenses.
(t) Other assets
Other assets consist primarily of goodwill and other intangible assets in acquisitions, reinsurance recoverables in relation to reinsurance contracts, deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to construction of real estate under operating leases and property under facility operations, prepaid benefit cost, prepaid expenses for property tax, maintenance fees and insurance premiums in relation to lease contracts, servicing assets, derivative assets, contract assets related to real estate contract works and deferred tax assets.

(u) Business combinations
The Company and its subsidiaries account for all business combinations using the acquisition method. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.
(v) Goodwill and other intangible assets
The Company and its subsidiaries perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment whenever such events or changes occur.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before we perform a quantitative goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the quantitative impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or its subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or its subsidiaries do not perform the quantitative goodwill impairment test. However, if the Company and/or its subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or its subsidiaries proceed to perform the quantitative goodwill impairment test. The quantitative goodwill impairment test calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, an impairment loss is recognized in an amount equal to the difference. The Company and its subsidiaries test the goodwill at the reporting unit which is either the same level as the operating segment or one level below the operating segment.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired before we perform a quantitative impairment test. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative impairment test for other indefinite-lived intangible assets. For those indefinite-lived intangible assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, the Company and/or its subsidiaries conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the Company and/or its subsidiaries do not perform the quantitative impairment test. However, if the Company and/or its subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or its subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. We compare the fair value with the carrying amount of the indefinite-lived intangible asset. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
Intangible assets with finite lives are amortized over their useful lives and tested for impairment. The Company and its subsidiaries perform a recoverability test for the intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. The intangible assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.
The amount of goodwill was ¥627,683 million and ¥639,508 million as of March 31, 2023 and December 31, 2023, respectively.
The amount of other intangible assets was ¥518,142 million and ¥543,287 million as of March 31, 2023 and December 31, 2023, respectively.
(w) Other Liabilities
Other liabilities include primarily lease liabilities recognized from the lessee’s lease transaction, accrued expenses related to interest and bonus, accrued benefit liability, advances received from lessees in relation to lease contracts, deposits received from real estate transaction, contract liabilities mainly related to automobile maintenance services and software services, and derivative liabilities and allowance for credit losses on off-balance
sheet credit exposures.

(x) Earnings per share
Basic earnings per share is computed by dividing net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period. Diluted earnings per share is calculated by reflecting the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.
(y) Redeemable noncontrolling interests
Noncontrolling interests in a certain subsidiary are redeemable interests which are subject to call and put rights upon certain equity holder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value.
(z) New accounting pronouncements
In August 2018, Accounting Standards Update
2018-12
(“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued, and the original effective date was deferred by two years by related amendments which were issued thereafter. These updates change the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. These updates require an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update the discount rate used for the liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). These updates also require market risk benefits to be measured at fair value, and simplify amortization of deferred policy acquisition costs. Furthermore, these updates require additional disclosures for long-duration contracts. These updates are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred policy acquisition costs, these updates are applied to contracts in force as of the beginning of the earliest period presented (hereinafter, “the transition date” of these updates) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, these updates are applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the discount rates between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries adopted these updates on April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. Upon adoption of these updates, the measurement method of the liability for future policy benefits, etc. have been changed. In addition, as of the transition date, the effect of the adoption on the Company and its subsidiaries’ financial position was an increase of ¥28,937 million in policy liabilities and policy account balances and a decrease of ¥24,641 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)) on the consolidated balance sheet. These were due to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly a decline in Japanese yen interest rates). The balance of deferred policy acquisition costs (included in other assets) immediately before the transition date were carried forward upon transition. As of and for the fiscal year ended March 31, 2022, the effect of the adoption of LDTI on the Company and its subsidiaries’ results of operations and financial position was an increase of ¥10,012 million in deferred policy acquisition costs (included in other assets), a decrease of ¥50,925 million in policy liabilities and policy account balances, an increase of ¥37,536 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)), and an increase of ¥5,241 million in retained earnings in the consolidated balance sheet, and a decrease of ¥4,571 million in life insurance costs in the consolidated statement of income. These were due mainly to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly an increase in US dollar interest rates), and a change in the amortization period of deferred policy acquisition costs. Furthermore, as of and for the fiscal year ended March 31, 2023, the effect of the adoption of these updates on the Company and its subsidiaries’ results of operations and financial position was an increase of ¥23,194 million in deferred policy acquisition costs (included in other assets), a decrease of ¥233,309 million in policy liabilities and policy account balances, an increase of ¥164,516 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)), and an increase of ¥22,506 million in retained earnings in the consolidated balance sheet, and a decrease of ¥25,010 million in life insurance costs in the consolidated statement of income. These were due mainly to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly an increase in US dollar interest rates), reversals of policy liabilities and policy account balances due to updated net insurance premium rates (resulting from variances between actual and expected benefits paid), and changes in the amortization period of deferred policy acquisition costs. The Company and its subsidiaries expanded their disclosures in accordance with the adoption of LDTI, regarding long-duration contracts. For further information about the liabilities for future policy benefits as of the date of transition and the fiscal year ended March 31, 2022, see Note 18. “Long-Duration Insurance Contracts Relating to Life Insurance Operations”.
In March 2020, Accounting Standards Update
2020-04
(“Facilitation of the Effects of Reference Rate Reform on Financial Reporting”—ASC 848 (“Reference Rate Reform”)) was issued, and related amendments were issued thereafter. These updates provide companies with optional expedients and exceptions to contract, hedging relationships and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. These updates are effective as of March 12, 2020 through December 31, 2024. The Company and its subsidiaries adopted certain optional expedients to relevant contract modifications and hedge accounting relationships from the three months ended December 31, 2021, mainly in order to ease the administrative burden of accounting for contract modifications that replace a reference rate impacted by reference rate reform. The adoption of these updates had no material impact on the Company and its subsidiaries’ results of operations or financial position. Also, we do not expect a material impact in future reporting periods.

In March 2022, Accounting Standards Update
2022-02
(“Troubled Debt Restructurings and Vintage Disclosures”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This update eliminates the recognition and measurement guidance on troubled debt restructuring (hereinafter, “TDR”) and, instead, requires that an entity evaluate whether certain modifications on contractual terms made to borrowers experiencing financial difficulty should be accounted for as a new loan or a continuation of an existing loan. Additionally, enhanced disclosures for certain modifications made to borrowers experiencing financial difficulty are newly required. In addition, this update also requires that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic
326-20
(“Financial Instruments—Credit Losses—Measured at Amortized Cost”) in the existing vintage disclosure, where an entity discloses the amortized cost basis by credit quality indicator and class of financing receivable by year of origination. The Company and its subsidiaries prospectively adopted this update on April 1, 2023. The adoption of this update had no material effect on the Company and its subsidiaries’ results of operations or financial position. For further information, see Note 7 “Credit Quality of Financial Assets and the Allowance for Credit Losses.”
In June 2022, Accounting Standards Update
2022-03
(“Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”—ASC 820 (“Fair Value Measurement”)) was issued. This update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value of an equity security. This update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This update also requires new disclosures for equity securities subject to contractual sale restrictions. The new disclosure shall include: (1) the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet, (2) the nature and remaining duration of the restrictions, and (3) the circumstances that could cause a lapse in the restrictions. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. This update should be applied prospectively for fair value measurement and disclosures from the adoption of the amendments. The Company and its subsidiaries will adopt this update on April 1, 2024. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
In September 2022, Accounting Standards Update
2022-04
(“Disclosure of Supplier Finance Program Obligations”—ASC
405-50
(“Liabilities—Supplier Finance Programs”)) was issued. This update requires that a buyer in a supplier finance program disclose sufficient information about the program in mainly annual disclosure, to allow a user of financial statements to understand the program’s nature, activities during the period, changes from period to period, and potential magnitude. The disclosure shall include (1) the key terms of the program and (2) the obligations that the buyer has confirmed as valid to the finance provider or intermediary. This update is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries adopted this update on April 1, 2023. Since this update relates to disclosure requirements, the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.
In March 2023, Accounting Standards Update
2023-01
(“Common Control Arrangements”) was issued as the amendments to ASC 842 (“Leases”). This update requires that leasehold improvements associated with common control leases are amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term), as long as the lessee controls the use of the underlying asset (the leased asset) through a lease. And this update provides a practical expedient for private companies to determine whether a related party arrangement between entities under common control is a lease, or to determine the classification of and accounting for that lease when the arrangement is a lease. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2024. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.
In March 2023, Accounting Standards Update
2023-02
(“Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method”) was issued as the amendments to ASC 323 (“Investments—Equity Method and Joint Ventures”). This update expands the investments eligible to elect to apply the proportional amortization method to tax equity investments in similar tax credit programs other than the low-income
housing tax credit (LIHTC). Disclosures are required on an interim and annual basis for tax equity investments in tax credit programs for which the proportional amortization method (including investments within that elected program that do not meet the conditions to apply the proportional amortization method) is elected. This update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2024. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
In August 2023, Accounting Standards Update
2023-05
(“Recognition and Initial Measurement”—Subtopic
805-60
(“Business Combinations—Joint Venture Formations”) was issued. This update clarifies the basis of accounting for joint ventures upon formation and requires a joint venture to recognize and initially measures its assets and liabilities at fair value on its formation date. This update also requires joint ventures to make disclosures related to their formation. This update does not amend the definition of a joint venture or the accounting by an equity method investor for its investment in a joint venture. This update is effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. Early adoption is permitted. The Company and its subsidiaries will adopt this update on January 1, 2025. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.

In November 2023, Accounting Standards Update 2023-07 (“Improvements to Reportable Segment Disclosures”) was issued. This update requires improved disclosures for reportable segments, primarily through enhanced disclosures about significant segment expenses. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2024. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ changes in disclosures required by this update.

In December 2023, Accounting Standards Update 2023-08 (“Accounting for and Disclosure of Crypto Assets”—Subtopic 350-60 (“Intangibles—Goodwill and Other—Crypto Assets”)) was issued. This update requires that crypto assets within the scope of this Subtopic generally be remeasured at fair value at the end of the reporting period and that changes in carrying amount due to remeasurement be recognized in the income statement. It also requires new disclosures about crypto assets within the scope of this Subtopic. This update is effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2025. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
In December 2023, Accounting Standards Update 2023-09 (“Improvements to Income Tax Disclosures”—ASC740 (“Income Taxes”)) was issued. This update requires disclosure of specific categories in the rate reconciliation and separate disclosure and additional information for reconciliation items that are equal to or greater than 5% of the amount computed by multiplying pretax income (or loss) by applicable statutory income tax rate. It also requires disclosure of the amount of income tax paid for each national, local and foreign tax. Additionally, it requires separate disclosure of amount of income tax paid disaggregated by each tax jurisdiction in which income tax paid is equal to or greater than 5% of the total income tax paid. This update is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2025. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.

3.	Fair Value Measurements
The Company and its subsidiaries classify and prioritize inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.
The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading debt securities, available-for-sale
debt securities, certain equity securities, certain investment in affiliates, derivatives, certain reinsurance recoverables, and variable annuity and variable life insurance contracts at fair value on a recurring basis.

The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2023 and December 31, 2023:
March 31, 2023

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥197,041	¥0	¥23,192	¥173,849
Trading debt securities	2,179	0	2,179	0
Available-for-sale debt securities:	2,234,608	4,334	1,986,672	243,602
Japanese and foreign government bond securities*2	801,295	3,004	798,291	0
Japanese prefectural and foreign municipal bond securities	369,246	0	365,915	3,331
Corporate debt securities*3	784,388	1,330	778,321	4,737
CMBS and RMBS in the Americas	43,173	0	43,173	0
Other asset-backed securities and debt securities	236,506	0	972	235,534
Equity securities*4*5	379,236	105,646	133,027	140,563
Certain investment in affiliates*6	2,511	0	0	2,511
Derivative assets:	72,398	203	65,377	6,818
Interest rate swap agreements	22,798	0	22,798	0
Options held/written and other	30,487	0	23,669	6,818
Futures, foreign exchange contracts	17,785	203	17,582	0
Foreign currency swap agreements	1,325	0	1,325	0
Credit derivatives held	3	0	3	0
Netting*7	(22,052)	0	0	0
Net derivative assets	50,346	0	0	0
Other assets:	4,676	0	0	4,676
Reinsurance recoverables*8	4,676	0	0	4,676

Total	¥2,892,649	¥110,183	¥2,210,447	¥572,019

Liabilities:
Derivative liabilities:	¥71,366	¥1,484	¥55,240	¥14,642
Interest rate swap agreements	3,319	0	3,319	0
Options held/written and other	28,423	0	13,781	14,642
Futures, foreign exchange contracts	37,195	1,484	35,711	0
Foreign currency swap agreements	2,426	0	2,426	0
Credit derivatives written	3	0	3	0
Netting*7	(22,052)	0	0	0
Net derivative Liabilities	49,314	0	0	0
Policy Liabilities and Policy Account Balances:	163,734	0	0	163,734
Variable annuity and variable life insurance contracts*9	163,734	0	0	163,734

Total	¥235,100	¥1,484	¥55,240	¥178,376

December 31, 2023

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥121,135	¥0	¥18,541	¥102,594
Trading debt securities	2,213	0	2,213	0
Available-for-sale debt securities:	2,537,681	5,494	2,232,859	299,328
Japanese and foreign government bond securities*2	977,536	4,171	973,365	0
Japanese prefectural and foreign municipal bond securities	383,257	0	378,492	4,765
Corporate debt securities*3	818,313	1,323	811,839	5,151
CMBS and RMBS in the Americas	74,802	0	68,084	6,718
Other asset-backed securities and debt securities	283,773	0	1,079	282,694
Equity securities*4*5	394,241	110,682	133,000	150,559
Certain investment in affiliates*6	5,737	0	0	5,737
Derivative assets:	76,188	250	69,684	6,254
Interest rate swap agreements	22,046	0	22,046	0
Options held/written and other	16,883	0	10,629	6,254
Futures, foreign exchange contracts	36,853	250	36,603	0
Foreign currency swap agreements	385	0	385	0
Credit derivatives held	21	0	21	0
Netting*7	(39,061)	0	0	0
Net derivative assets	37,127	0	0	0
Other assets:	3,433	0	0	3,433
Reinsurance recoverables*8	3,433	0	0	3,433

Total	¥3,140,628	¥116,426	¥2,456,297	¥567,905

Liabilities:
Derivative liabilities:	¥70,233	¥850	¥63,992	¥5,391
Interest rate swap agreements	3,713	0	3,713	0
Options held/written and other	16,256	0	10,865	5,391
Futures, foreign exchange contracts	44,701	850	43,851	0
Foreign currency swap agreements	5,558	0	5,558	0
Credit derivatives written	5	0	5	0
Netting*7	(39,061)	0	0	0
Net derivative Liabilities	31,172	0	0	0
Policy Liabilities and Policy Account Balances:	157,813	0	0	157,813
Variable annuity and variable life insurance contracts*9	157,813	0	0	157,813

Total	¥228,046	¥850	¥63,992	¥163,204

*1
A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”) and institutional investors. Included in “Other (income) and expense” in the consolidated statements of income were a loss of ¥
3,664
 million and a gain of ¥
305
million from the change in the fair value of the loans for the nine months ended December 31, 2022 and 2023, respectively. Included in “Other (income) and expense” in the consolidated statements of income were losses of ¥
156
 million and ¥
48
 million from the change in the fair value of the loans for the three months ended December 31, 2022 and 2023, respectively. No gains or losses were recognized in earnings during the nine months ended December 31, 2022 and 2023 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2023, were ¥
199,674
 million and ¥
197,041
 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥
2,633
 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of December 31, 2023, were ¥
122,429
 million and ¥
121,135
 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥
1,294
 million. There were no loans that are 90 days or more past due or in non-accrual
status as of March 31, 2023. The amounts of aggregate unpaid principal balance and aggregate fair value of loans that are 90 days or more past due or
,
 in
non-accrual
status as of December 31, 2023, were ¥
3,049
 million and ¥
2,431
million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥
618
 million.

*2
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥
15
 million and a gain of ¥
4
 million from the change in the fair value of those investments for the nine months ended December 31, 2022 and 2023, respectively. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥
6
 million and ¥
11
million from the change in the fair value of those investments for the three months ended December 31, 2022 and 2023, respectively. The amounts of aggregate fair value elected the fair value option were ¥
237
 million and ¥
1,063
 million as of March 31, 2023 and December 31, 2023, respectively.

*3
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥
705
 million and a gain of ¥
380
 million from the change in the fair value of those investments for the nine months ended December 31, 2022 and 2023, respectively. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥
272
 million and ¥
428
 million from the change in the fair value of those investments for the three months ended December 31, 2022 and 2023, respectively. The amounts of aggregate fair value elected the fair value option were ¥
6,605
 million and ¥
7,144
 million as of March 31, 2023 and December 31, 2023, respectively.

*4
Certain subsidiaries elected the fair value option for certain investments in investment funds, and others included in equity securities. Included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” in the consolidated statements of income were gains of ¥
499
 million and ¥
1,224
 million from the change in the fair value of those investments for the nine months ended December 31, 2022 and 2023, respectively. Included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” in the consolidated statements of income were a loss of ¥
47
 million and a gain of ¥
405
 million from the change in the fair value of those investments for the three months ended December 31, 2022 and 2023, respectively. The amounts of aggregate fair value elected the fair value option were ¥
16,032
 million and ¥
19,059
 million as of March 31, 2023 and December 31, 2023, respectively.

*5
The amounts of investment funds measured at net asset value per share which are not included in the above tables were ¥
51,263
 million and ¥
76,593
 million as of March 31, 2023 and December 31, 2023, respectively.

*6
A certain subsidiary elected the fair value option for certain investment in affiliates.
No
gain
s
 or loss
es
w
ere
 recognized in earnings from the change in the fair value of those investments for the nine months ended December 31, 2022. Included in “Equity in Net Income of Affiliates” in the consolidated statements of income was a gain of ¥1,029 million from the change in the fair value of those investments for the nine months ended December 31, 2023.
No
gain
s
or loss
es
w
ere
 recognized in earnings from the change in the fair value of those investments for the three months ended December 31, 2022. Included in “Equity in Net Income of Affiliates” in the consolidated statements of income was a gain of ¥1,029 million from the change in the fair value of those investments for the three months ended December 31, 2023. The amounts of aggregate fair value elected the fair value option were ¥
2,511
 million and ¥
5,737
 million as of March 31, 2023 and December 31, 2023, respectively.

*7	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*8
Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥
4,676
 million and ¥
3,433
 million as of March 31, 2023 and December 31, 2023, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings during the nine and three months ended December 31, 2022 and 2023, see Note 17 “Income and Expenses Relating to Life Insurance Operations.”

*9
Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥
163,734
 million and ¥
157,813
 million as of March 31, 2023 and December 31, 2023, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the nine and three months ended December 31, 2022 and 2023, see Note 17 “Income and Expenses Relating to Life Insurance Operations.”

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine months ended December 31, 2022 and 2023:
Nine months ended December 31, 2022

	Millions of yen
	Balance at April 1, 2022	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2022	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2022*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at December 31, 2022*2
		Included in earnings*1	Included in other comprehensive income*2	Total
Loans held for sale	¥0	¥0	¥0	¥0	¥0	¥0	¥0	¥176,055	¥176,055	¥0	¥0
Available-for-sale debt securities	141,060	2,999	67	3,066	72,735	(5,678)	(8,502)	0	202,681	2,793	431
Japanese prefectural and foreign municipal bond securities	3,053	0	257	257	0	0	0	0	3,310	0	257
Corporate debt securities	697	(22)	(0)	(22)	5,922	0	(416)	0	6,181	(55)	1
Other asset-backed securities and debt securities	137,310	3,021	(190)	2,831	66,813	(5,678)	(8,086)	0	193,190	2,848	173
Equity securities	112,972	10,652	8,203	18,855	4,696	(7,211)	(1,994)	0	127,318	9,897	8,201
Investment funds, and others	112,972	10,652	8,203	18,855	4,696	(7,211)	(1,994)	0	127,318	9,897	8,201
Derivative assets and liabilities (net)	(3,772)	(7,964)	(1,137)	(9,101)	0	0	0	0	(12,873)	(7,964)	(1,137)
Options held/written and other	(3,772)	(7,964)	(1,137)	(9,101)	0	0	0	0	(12,873)	(7,964)	(1,137)
Other asset	5,214	(655)	0	(655)	901	0	(322)	0	5,138	(655)	0
Reinsurance recoverables*5	5,214	(655)	0	(655)	901	0	(322)	0	5,138	(655)	0
Policy Liabilities and Policy Account Balances	198,905	12,752	16	12,768	0	0	(23,179)	0	162,958	12,752	16
Variable annuity and variable life insurance contracts*6	198,905	12,752	16	12,768	0	0	(23,179)	0	162,958	12,752	16

Nine months ended December 31, 2023

	Millions of yen
	Balance at April 1, 2023	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2023	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2023*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at December 31, 2023*2
		Included in earnings *1	Included in other comprehensive income*2	Total
Loans held for sale	¥173,849	¥334	¥12,309	¥12,643	¥3,760	¥(66,723)	¥(20,935)	¥0	¥102,594	¥39	¥12,309
Available-for-sale debt securities	243,602	6,627	7,886	14,513	54,467	(5,680)	(8,847)	1,273	299,328	8,724	8,398
Japanese prefectural and foreign municipal bond securities	3,331	(81)	242	161	0	0	0	1,273	4,765	(81)	200
Corporate debt securities	4,737	540	(0)	540	14	0	(140)	0	5,151	271	(0)
CMBS and RMBS in the Americas	0	0	(161)	(161)	6,879	0	0	0	6,718	0	0
Other asset-backed securities and debt securities	235,534	6,168	7,805	13,973	47,574	(5,680)	(8,707)	0	282,694	8,534	8,198
Equity securities	140,563	835	8,837	9,672	1,779	(435)	(1,020)	0	150,559	549	8,859
Investment funds, and others	140,563	835	8,837	9,672	1,779	(435)	(1,020)	0	150,559	549	8,859
Certain investment in affiliates	2,511	1,029	68	1,097	2,282	0	(153)	0	5,737	1,029	68
Derivative assets and liabilities (net)	(7,824)	9,267	(580)	8,687	0	0	0	0	863	9,267	(580)
Options held/written and other	(7,824)	9,267	(580)	8,687	0	0	0	0	863	9,267	(580)
Other asset	4,676	(1,856)	0	(1,856)	734	0	(121)	0	3,433	(1,856)	0
Reinsurance recoverables*5	4,676	(1,856)	0	(1,856)	734	0	(121)	0	3,433	(1,856)	0
Policy Liabilities and Policy Account Balances	163,734	(14,428)	(207)	(14,635)	0	0	(20,556)	0	157,813	(14,428)	(207)
Variable annuity and variable life insurance contracts*6	163,734	(14,428)	(207)	(14,635)	0	0	(20,556)	0	157,813	(14,428)	(207)

*1
Principally, gains and losses from loans held for sale are included in “Finance revenues”, available-for-sale
debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” and derivative assets and liabilities (net) are included in “Other (income) and expense” respectively. Additionally, for available-for-sale
debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2
Unrealized gains and losses from loans held for sale are included in “Net change of foreign currency translation adjustments”, unrealized gains and losses from available-for-sale
debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities, certain investment in affiliates, and derivative assets and liabilities (net) are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4
Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5
“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6
“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events. For a reconciliation of the total amount of policyholder account balances and the balances of market risk benefits related to variable annuity and variable life insurance contracts during year ended March 31, 2023 and for the nine months ended December 31, 2023, see Note 18 “Long-Durations Insurance Contracts Relating to Life Insurance Operations.”

In the nine months ended December 31, 2022, loans held for sale totaling ¥176,055 million were transferred from Level 2 to Level 3, since the inputs became unobservable. In the nine months ended December 31, 2023, foreign municipal bond securities totaling ¥1,273 million were transferred from level 2 to level 3, since the inputs became unobservable.

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended December 31, 2022 and 2023:
Three months ended December 31, 2022

	Millions of yen
	Balance at September 30, 2022	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2022	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2022 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at December 31, 2022 *2
		Included in earnings*1	Included in other comprehensive income*2	Total
Loans held for sale	¥0	¥0	¥0	¥0	¥0	¥0	¥0	¥176,055	¥176,055	¥0	¥0
Available-for-sale debt securities	195,005	(7,012)	(5,644)	(12,656)	25,374	0	(5,042)	0	202,681	(7,202)	(5,659)
Japanese prefectural and foreign municipal bond securities	3,612	0	(302)	(302)	0	0	0	0	3,310	0	(302)
Corporate debt securities	350	(22)	1	(21)	5,922	0	(70)	0	6,181	(55)	1
Other asset-backed securities and debt securities	191,043	(6,990)	(5,343)	(12,333)	19,452	0	(4,972)	0	193,190	(7,147)	(5,358)
Equity securities	130,372	6,778	(11,489)	(4,711)	2,196	(67)	(472)	0	127,318	6,742	(11,487)
Investment funds, and others	130,372	6,778	(11,489)	(4,711)	2,196	(67)	(472)	0	127,318	6,742	(11,487)
Derivative assets and liabilities (net)	(24,839)	10,522	1,444	11,966	0	0	0	0	(12,873)	10,522	1,444
Options held/written and other	(24,839)	10,522	1,444	11,966	0	0	0	0	(12,873)	10,522	1,444
Other asset	5,702	(776)	0	(776)	269	0	(57)	0	5,138	(776)	0
Reinsurance recoverables*5	5,702	(776)	0	(776)	269	0	(57)	0	5,138	(776)	0
Policy Liabilities and Policy Account Balances	170,177	1,073	(67)	1,006	0	0	(6,213)	0	162,958	1,073	(67)
Variable annuity and variable life insurance contracts*6	170,177	1,073	(67)	1,006	0	0	(6,213)	0	162,958	1,073	(67)

Three months ended December 31, 2023

	Millions of yen

	Balance at September 30, 2023	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2023	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2023 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at December 31, 2023 *2
		Included in earnings *1	Included in other comprehensive income*2	Total
Loans held for sale	¥127,389	¥(5)	¥(5,940)	¥(5,945)	¥628	¥(8,373)	¥(11,105)	¥0	¥102,594	¥(101)	¥(5,940)
Available-for-sale debt securities	282,155	(5,900)	(5,798)	(11,698)	32,491	(2,029)	(1,591)	0	299,328	(3,232)	(5,697)
Japanese prefectural and foreign municipal bond securities	5,025	(1)	(259)	(260)	0	0	0	0	4,765	(1)	(272)
Corporate debt securities	5,400	(179)	0	(179)	0	0	(70)	0	5,151	(268)	0
CMBS and RMBS in the Americas	7,075	0	(357)	(357)	0	0	0	0	6,718	0	0
Other asset-backed securities and debt securities	264,655	(5,720)	(5,182)	(10,902)	32,491	(2,029)	(1,521)	0	282,694	(2,963)	(5,425)
Equity securities	160,131	(1,548)	(8,199)	(9,747)	719	(34)	(510)	0	150,559	(1,626)	(8,178)
Investment funds, and others	160,131	(1,548)	(8,199)	(9,747)	719	(34)	(510)	0	150,559	(1,626)	(8,178)
Certain investment in affiliates	5,003	1,029	(295)	734	0	0	0	0	5,737	1,029	(295)
Derivative assets and liabilities (net)	(4,214)	5,038	39	5,077	0	0	0	0	863	5,038	39
Options held/written and other	(4,214)	5,038	39	5,077	0	0	0	0	863	5,038	39
Other asset	3,670	(447)	0	(447)	234	0	(24)	0	3,433	(447)	0
Reinsurance recoverables*5	3,670	(447)	0	(447)	234	0	(24)	0	3,433	(447)	0
Policy Liabilities and Policy Account Balances	160,177	(4,307)	(37)	(4,344)	0	0	(6,708)	0	157,813	(4,307)	(37)
Variable annuity and variable life insurance contracts*6	160,177	(4,307)	(37)	(4,344)	0	0	(6,708)	0	157,813	(4,307)	(37)

*1
Principally, gains and losses from loans held for sale are included in “Finance revenues”, available-for-sale
debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” and derivative assets and liabilities (net) are included in “Other (income) and expense” respectively. Additionally, for available-for-sale
debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2
Unrealized gains and losses from loans held for sale are included in “Net change of foreign currency translation adjustments”, unrealized gains and losses from available-for-sale
debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities, certain investment in affiliates, and derivative assets and liabilities (net) are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4
Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5
“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6
“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

In the three months ended December 31, 2022, loans held for sale totaling ¥176,055 million were transferred from Level 2 to Level 3, since the inputs became unobservable. In the three months ended December 31, 2023, there were no transfers in/out of Level 3.

The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during year ended March 31, 2023 and the nine months ended December 31, 2023. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:
Year ended March 31, 2023

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥1,139	¥0	¥1,139	¥0
Real estate collateral-dependent loans (net of allowance for credit losses)	5,970	0	0	5,970
Investment in operating leases, property under facility operations, office facilities and other assets	4,568	0	31	4,537
Certain equity securities	11,794	0	11,794	0
Certain investment in affiliates	4,013	3,587	0	426

	¥27,484	¥3,587	¥12,964	¥10,933

Nine months ended December 31, 2023
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥8,431	¥0	¥8,272	¥159
Real estate collateral-dependent loans (net of allowance for credit losses)	6,493	0	0	6,493
Investment in operating leases and property under facility operations	517	0	0	517
Certain equity securities	16,170	0	16,170	0

	¥31,611	¥0	¥24,442	¥7,169

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.
Loans held for sale
Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale.
The loans held for sale in the Americas are classified as Level 2, if the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread. The loans held for sale in the Americas are classified as Level 3, if the Company and its subsidiaries measure their fair value based on discounted cash flow methodologies using inputs that are unobservable in the market.
Real estate collateral-dependent loans
The allowance for credit losses for large balance
non-homogeneous
loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for loans with deterioration in credit quality determined using a present value technique is not considered a fair value measurement. However, measurement for loans with deterioration in credit quality determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.
Investment in operating leases, property under facility operations, office facilities and other assets, and land and buildings undeveloped or under construction
Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases, property under facility operations, office facilities and other assets, and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified these assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction.
Movable properties owned by a certain subsidiary are classified as Level 2, because fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets.
Trading debt securities and
available-for-sale
debt securities
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models such as discounted cash flow methodologies and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant benchmark indices.
The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 3 if the Company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask
spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal
market) and other factors. With respect to certain CMBS and RMBS in the Americas and other asset-backed securities, the Company and its subsidiaries classified these securities that were measured at fair value based on the observable inputs such as trading price and/or bit price as Level 2. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security, discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities.

Equity securities and investment in affiliates
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. In addition, a certain Americas subsidiary measures its investments held by the investment companies which are owned by the subsidiary at fair value. These investment funds, certain equity securities and certain investment in affiliates are classified as Level 3, because fair value measurement is based on the combination of discounted cash flow methodologies and market multiple valuation methods, or broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. Furthermore, certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as level 3, because the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market, or broker quotes. A certain subsidiary elected the fair value option for certain investment in affiliates. These investment in affiliates are classified as Level 3, because fair value measurement is based on discounted cash flow methodologies.
Derivatives
For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange
traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.
Reinsurance recoverables
Certain subsidiaries have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.
Variable annuity and variable life insurance contracts
A certain subsidiary has elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.
Reporting units including goodwill
Certain reporting units including goodwill are classified as level 3, because fair value measurement is based on discounted cash flow methodologies and business enterprise value multiples methodologies using inputs that are unobservable in the market. Discounted cash flow methodologies use future cash flows to be generated, weighted average cost of capital (WACC) and others. Business enterprise value multiples methodologies use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on comparable peer companies, comparable precedent transactions and others.
Intangible assets acquired in business combinations
Certain intangible assets acquired in business combinations are classified as level 3, because fair value measurement is based on discounted cash flow methodologies using inputs that are unobservable in the market. Discounted cash flow methodologies use future cash flows, weighted average cost of capital (WACC) and others.

Information about Level 3 Fair Value Measurements
The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2023 and December 31, 2023.

	March 31, 2023
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Loans held for sale	¥173,849	Discounted cash flows	Discount rate	8.0% – 10.0% (9.0%)
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	3,331	Appraisals/Broker quotes	—	—
Corporate debt securities	280	Discounted cash flows	Discount rate	0.4% (0.4%)
	4,457	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	29,165	Discounted cash flows	Discount rate	0.2% – 51.2% (8.9%)
			Probability of default	1.9% (1.9%)
	206,369	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	120,744	Discounted cash flows	WACC	11.9% – 26.4% (17.2%)
			EV/Terminal EBITDA multiple	7.5x-12.0x (9.5x)
		Market multiples	EV/Last twelve months EBITDA multiple	5.5x-8.7x (7.9x)
			EV/Forward EBITDA multiple	4.9x-8.9x (7.6x)
			EV/Precedent transaction last twelve months EBITDA multiple	7.5x-14.5x (10.0x)
	19,819	Appraisals/Broker quotes	—	—
Certain investment in affiliates	2,511	Discounted cash flows	Discount rate	8.0% – 12.0% (10.0%)
Derivative assets:
Options held/written and other	6,818	Discounted cash flows	Discount rate	12.0% – 32.0% (14.4%)
Other assets:
Reinsurance recoverables	4,676	Discounted cash flows	Discount rate	(0.4)% – 1.5% (0.4%)
			Mortality rate	0.0% – 100.0% (2.6%)
			Lapse rate	1.5% – 14.0% (5.0%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (100.0%)

Total	¥572,019

Liabilities:
Derivative liabilities:
Options held/written and other	¥14,603	Discounted cash flows	Discount rate	12.0% – 32.0% (14.4%)
	39	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	163,734	Discounted cash flows	Discount rate	(0.4)% – 1.5% (0.4%)
			Mortality rate	0.0% – 100.0% (2.1%)
			Lapse rate	1.5% – 30.0% (5.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (68.8%)

Total	¥178,376

	December 31, 2023
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Loans held for sale	¥102,594	Discounted cash flows	Discount rate	7.9% – 13.2% (10.0%)
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	1,227	Discounted cash flows	Discount rate	5.8% ( 5.8%)
	3,538	Appraisals/Broker quotes	—	—
Corporate debt securities	140	Discounted cash flows	Discount rate	0.5% ( 0.5%)
	5,011	Appraisals/Broker quotes	—	—
CMBS and RMBS in the Americas	6,718	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	29,753	Discounted cash flows	Discount rate	0.1% – 51.2% (7.1%)
			Probability of default	1.9% (1.9%)
	252,941	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	127,715	Discounted cash flows	WACC	12.8% – 26.4% (17.1%)
			EV/Terminal EBITDA multiple	7.5 x- 12.0 x ( 9.5 x)
		Market multiples	EV/Last twelve months EBITDA multiple	7.4 x- 9.4 x ( 8.4 x)
			EV/Forward EBITDA multiple	6.9 x- 9.3 x ( 8.1 x)
			EV/Precedent transaction last twelve months EBITDA multiple	7.5 x- 13.0 x ( 9.9 x)
	22,844	Appraisals/Broker quotes	—	—
Certain investment in affiliates	5,737	Discounted cash flows	Discount rate	8.0% – 12.0% ( 10.3%)
Derivative assets:
Options held/written and other	6,254	Discounted cash flows	Discount rate	12.0% – 33.0% ( 14.5%)
Other assets:
Reinsurance recoverables	3,433	Discounted cash flows	Discount rate	(0.4)% – 1.7% ( 0.4%)
			Mortality rate	0.0% – 100.0% ( 2.8%)
			Lapse rate	1.5% – 14.0% ( 4.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% ( 100.0%)

Total	¥567,905

Liabilities:
Derivative liabilities:
Options held/written and other	¥5,366	Discounted cash flows	Discount rate	12.0% – 33.0% ( 14.5%)
	25	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	157,813	Discounted cash flows	Discount rate	(0.4)% – 1.7% ( 0.4%)
			Mortality rate	0.0% – 100.0% ( 2.1%)
			Lapse rate	1.5% – 30.0% ( 5.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% ( 68.2%)

Total	¥163,204

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during year ended March 31, 2023 and the nine months ended December 31, 2023.

	Year ended March 31, 2023
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,351	Direct capitalization	Capitalization rate	4.7% – 6.6% ( 5.5%)
	4,619	Appraisals	—	—
Investment in operating leases, property under facility operations, office facilities and other assets	3,257	Discounted cash flows	Discount rate	0.5% – 5.8% ( 4.9%)
	1,280	Appraisals	—	—
Certain investment in affiliates	23	Discounted cash flows	Discount rate	3.7% ( 3.7%)
	403	Appraisals	—	—

	¥10,933

	Nine months ended December 31, 2023
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Loans held for sale	¥159	Discounted cash flows	Discount rate	9.6% – 9.7% (9.6%)
Real estate collateral-dependent loans (net of allowance for credit losses)	1,018	Direct capitalization	Capitalization rate	4.6% – 6.3% ( 5.3%)
	5,475	Appraisals	—	—
Investment in operating leases and property under facility operations	50	Discounted cash flows	Discount rate	13.0%
				( 13.0%)
	467	Appraisals	—	—

	¥7,169

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.
Certain of these unobservable inputs will have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.
Unobservable inputs are weighted by the relative fair value of the asset or liability.
For more analysis of the uncertainty of each input, see the description of the main valuation methodologies used for assets and liabilities measured at fair value.

4.	Acquisitions and Divestitures
(1) DHC Corporation acquisition
On November 11, 2022, in an effort to expand ORIX Group’s network in the healthcare business, the Company executed a share purchase agreement with Mr. Yoshiaki Yoshida, a major shareholder of DHC Corporation (hereinafter, “DHC”), and reached a basic agreement to acquire the shares of DHC. On January 31, 2023, as the date of the business combination, the Company acquired the total number of issued shares of DHC and DHC became a wholly owned subsidiary of the Company.
The total cost of the acquisition consideration is ¥300,000 million, which is paid in cash.
Transaction costs of ¥3,435 million were included in selling, general and administrative expenses in the Company’s consolidated statements of income for the year ended March 31, 2022 and 2023.
The Company allocated the acquisition consideration to DHC’s respective assets acquired and liabilities assumed, and recorded the identified assets and liabilities based on their fair values at the acquisition date by the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”).
The Company finalized the purchase price allocation during the nine months ended December 31, 2023. As a result, the following table provides fair value amounts allocated to assets acquired and liabilities assumed from DHC.

Millions of yen
Fair value amounts of assets, liabilities
Cash and Cash Equivalents	¥101,254
Property under Facility Operations	18,498
Trade Notes, Accounts and Other Receivable	11,117
Inventories	19,097
Office Facilities	17,763
Other Assets and other	203,230

Total Assets	370,959

Short-Term Debt	5,000
Trade Notes, Accounts and Other Payable	13,748
Current and Deferred Income Taxes	33,567
Other Liabilities	18,291

Total Liabilities	70,606

Noncontrolling interests	353

Net	¥300,000

Goodwill and other intangible assets that were identified in connection with the acquisition are included in other assets in the above table and the Company’s consolidated balance sheet as of December 31, 2023. The amounts of fair value of goodwill and identifiable intangible assets at the time of acquisition were ¥94,324 million and ¥104,910 million, respectively. Goodwill is measured as an excess of consideration transferred over the net assets acquired recognized at fair value. The Company calculated the amount of goodwill based on fair value of assets acquired and liabilities assumed. The goodwill represents the future growth of ORIX Group from new revenue streams arising from the consolidation of DHC and synergies with the existing Company’s assets and businesses. The goodwill is not deductible for income tax purposes. The goodwill and other intangible assets recorded in connection with this acquisition are included in PE Investment and Concession segment.

Other intangible assets recognized in this acquisition consist of the following:

	Millions of yen	Years
	Acquired intangibles recorded at fair value	Weighted-average amortization period
Intangible assets that have indefinite useful lives:
Trade names	¥77,721	—

Subtotal	77,721

Intangibles subject to amortization:
License	15,976	15
Customer relationships	11,213	16

Subtotal	27,189

Total	¥104,910

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2021, the beginning of the fiscal year ended March 31, 2022:

Millions of yen
Nine months ended December 31, 2022
Total revenues	¥2,062,746
Net Income	226,939
The unaudited supplemental pro forma financial information is based on estimates and assumptions, that the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date.
(2) Other Acquisitions
There were no other individually material acquisitions during the year ended March 31, 2023 or the nine months ended December 31, 2023. The Company and its subsidiaries recognized a bargain purchase gain of ¥1,018 million associated with two of its acquisitions for the nine months ended December 31, 2022. The purchase price allocation has been completed, and the bargain purchase gain has been not changed. The Company and its subsidiaries did not recognize any bargain purchase gain for the nine months ended December 31, 2023.
(3) Divestitures
Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2022 and 2023 amounted to ¥26,872 million and ¥11,578 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2022 mainly consisted of ¥183 million in Corporate Financial Services and Maintenance Leasing segment, ¥137 million in Real Estate segment, ¥2,367 million in PE Investment and Concession segment, ¥15,675 million in Environment and Energy segment, ¥4,113 million in ORIX USA segment and ¥4,415 million in Asia and Australia segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2023 mainly consisted of ¥4,837 million in PE Investment and Concession segment, ¥155 million in Environment and Energy segment, ¥205 million in Insurance segment, ¥3,872 million in ORIX USA segment and ¥2,502 million in ORIX Europe segment.
Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2022 and 2023 amounted to ¥18,283 million and ¥7,950 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2022 mainly consisted of ¥183 million in Corporate Financial Services and Maintenance Leasing segment, ¥2,367 million in PE Investment and Concession segment and ¥15,675 million in Environment and Energy segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2023 mainly consisted of ¥4,828 million in PE Investment and Concession segment, ¥205 million in Insurance segment and ¥2,943 million in ORIX USA segment.

5.	Revenues from Contracts with Customers
The following table provides information about revenues from contracts with customers, and other sources of revenue for the nine and three months ended December 31, 2022 and 2023 are as follows:

	Millions of yen	Millions of yen
	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Revenues from contracts with customers	¥1,000,124	¥945,765
Other revenues *	994,720	1,092,095

Total revenues	¥1,994,844	¥2,037,860

	Millions of yen	Millions of yen
	Three months ended December 31, 2022	Three months ended December 31, 2023
Revenues from contracts with customers	¥306,525	¥327,035
Other revenues *	323,503	351,090

Total revenues	¥630,028	¥678,125

*
Other revenues are not considered to be within the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

The Company and its subsidiaries recognize revenues when control of the promised goods or services is transferred to our customers, in the amounts that reflect the consideration we expect to receive in exchange for those goods or services. Revenues are recognized net of discounts, incentives and estimated sales returns. Amount to be collected for third party is deducted from revenues. The Company and its subsidiaries evaluate whether we are principal or agent on distinctive goods or services. When a revenue transaction involves a third party, if the Company and its subsidiaries control the goods or services before they are transferred to customers, revenue is recognized on gross amount as the principal. There is no significant variability in considerations included in revenues, except for the performance fees regarding asset management business hereinafter, and there is no significant financing component in considerations on transactions.
For further information about breakdowns of revenues disaggregated by goods or services category and geographical location by segment, see Note 25 “Segment Information.”

Revenue recognition criteria on each goods or services category are mainly as follows:
Sales of goods
The Company and its subsidiaries sell various goods such as cosmetics, health foods, medical equipment, business management software and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.
Real estate sales
Certain subsidiaries are involved in condominium business. Revenues from sales of detached houses and residential condominiums are recognized when the real estate is delivered to customers.
Asset management and servicing
Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in assets under management in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fee is estimated by using the most likely amount method, in accordance with contract terms. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors, are not in the scope of revenue from contracts with customers. These fees are accounted for servicing assets under which the benefits of servicing are expected to more than adequately compensate for performing the servicing, or servicing liabilities under which the benefits of servicing are not expected to adequately compensate for performing the servicing.
Automobile related services
Certain subsidiaries mainly provide automobile maintenance services to customers, as automobile related services. In the service, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform, revenues are recognized over the contract period with customers. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Facilities operation
The Company and its subsidiaries are running hotels, Japanese inns, training facilities, a multipurpose dome and other facilities. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to operation of a multipurpose dome, a certain subsidiary receives payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities. Gains on sale of property under facility operations included in services income are not within the scope of revenue from contracts with customers because these gains refer to transfers of non-financial
assets to counterparties that are not considered to be our customers.
Environment and energy services
The Company and its subsidiaries offer services that provide electric power to business operators’ factories, office buildings and other facilities. Revenues from electric power supply by purchasing electricity or running power plants are recognized over the contracted distribution period with customers, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on electricity usage by customers. Furthermore, certain subsidiaries are running waste processing facilities. Revenues from resources and waste processing business are primarily recognized over the service contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. The value transferred to customers is directly measured based on the amount of resources and waste to be processed.

Real estate management and brokerage
The Company and its subsidiaries mainly offer management of condominiums, office buildings, facilities and others, to customers, as real estate management and brokerage business. Since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform, revenues from these services are recognized over the contract period with customers. Direct measurement of the value transferred to customers based on time elapsed, is used as method of measuring progress. The Company and its subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Real estate contract work
Certain subsidiaries offer repair and contract work for condominiums, office buildings, facilities and others, to customers. The work is held on the real estate where customers own or rent, and the subsidiaries’ performance creates the asset that the customers’ control as the asset is created or enhanced. Additionally, the performance does not create an asset with an alternative use to the subsidiaries, and the subsidiaries have a substantial enforceable right to payment for performance completed to date so that revenues are recognized over the contract work period. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries recognize a part of its performance obligations that it performs as contract assets, and the amounts are reported under other assets on the consolidated balance sheet. Furthermore, the subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Other
The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows:
Maintenance services of software, measurement equipment and other:
Certain subsidiaries offer information system hardware, software maintenance services and support, and maintenance of measurement equipment to customers. Revenues from these services are recognized over the contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Fee business:
The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Commission revenues from these businesses are primarily recognized when the contract between our customers and their client is signed.

The following table provides information about balances from contracts with customers as of March 31, 2023 and December 31, 2023.

	Millions of yen
	March 31, 2023	December 31, 2023
Trade Notes, Accounts and Other Receivable	¥223,635	¥200,461
Contract assets (Included in Other Assets)	13,403	20,207
Contract liabilities (Included in Other Liabilities)	34,338	32,166
For the nine and three months ended December 31, 2022 and 2023, there were no significant changes in contract assets and contract liabilities.
For the nine months ended December 31, 2022 and 2023, revenues amounting to ¥23,910 million and ¥25,697 million were included in contract liabilities as of the beginning of each fiscal year, respectively.
For the three months ended December 31, 2022 and 2023, revenues amounting to ¥2,591 million and ¥2,025 million were included in contract liabilities as of the beginning of each fiscal year, respectively.
As of December 31, 2023, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services, real estate sales and amounted to ¥196,035 million. Remaining term for the obligations ranges up to 17 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less and contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.

6.	Leases
Lessor
Lease income for the nine and three months ended December 31, 2022 and 2023 are as follows:

	Millions of yen
	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Lease income—net investment in leases
Interest income	¥60,219	¥65,732
Other	1,868	2,395
Lease income—operating leases *	368,760	391,436

Total lease income	¥430,847	¥459,563

*
Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥13,083 million and ¥12,745 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥26,070 million and ¥24,748 million, for the nine months ended December 31, 2022 and 2023, respectively.

	Millions of yen
	Three months ended December 31, 2022	Three months ended December 31, 2023
Lease income—net investment in leases
Interest income	¥20,283	¥22,407
Other	721	746
Lease income—operating leases *	119,616	131,487

Total lease income	¥140,620	¥154,640

*
Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥596 million and ¥2,679 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥6,980 million and ¥7,022 million, for the three months ended December 31, 2022 and 2023, respectively.

Lease income from net investment in leases is included in finance revenues in the consolidated statements of income. Gains and losses from the disposition of net investment in leases were not material for the nine and three months ended December 31, 2022 and 2023.

7.	Credit Quality of Financial Assets and the Allowance for Credit Losses
The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financial assets.

•	Allowance for credit losses

•	Credit quality of financial assets
Credit quality indicators
Past-due
financing receivables
Non-accrual

•	Information about modifications of financing receivables made to debtors experiencing financial difficulty
A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans, net investment in leases and other financial assets measured at amortized cost. Classes of financial assets are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financial assets. Classes of financial assets generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses for installment loans, net investment in leases and other financial assets measured at amortized cost as of March 31, 2023, and for the nine and three months ended December 31, 2022 and 2023:

	Nine months ended December 31, 2022
	Millions of yen
	Beginning balance	Provision (Reversal) *3	Allowance of purchased loans during the reporting period	Charge-offs *4	Recoveries	Other *5	Ending balance *3	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥5,716	¥80	¥0	¥(212)	¥20	¥1	¥5,605	¥5,155	¥450
Overseas	455	(24)	0	0	1	19	451	451	0
Card loans
Japan	10,019	529	0	(404)	6	0	10,150	9,508	642
Other
Japan	5,204	3,361	0	(1,464)	6	0	7,107	4,810	2,297
Overseas	1,105	616	0	(297)	0	(38)	1,386	1,174	212
Installment loans to corporate borrowers:
Non-recourse loans
Japan	81	62	0	0	0	0	143	143	0
The Americas	2,691	(1,184)	0	0	0	(17)	1,490	562	928
Other than non-recourse loans
Real estate companies
Japan	617	(18)	0	0	21	0	620	502	118
Overseas	735	162	0	(20)	0	49	926	926	0
Commercial, industrial and other companies
Japan	1,337	102	0	(320)	69	0	1,188	388	800
Overseas	18,296	4,587	0	(2,202)	312	1,457	22,450	14,827	7,623
Purchased loans *1	1,575	(266)	4,389	(4,606)	56	8	1,156	553	603
Net investment in leases:	16,303	846	0	(2,040)	27	171	15,307	11,587	3,720

Subtotal	64,134	8,853	4,389	(11,565)	518	1,650	67,979	50,586	17,393

Other financial assets measured at amortized cost *2	7,282	46	0	(6,370)	19	137	1,114	554	560

Total	¥71,416	¥8,899	¥4,389	¥(17,935)	¥537	¥1,787	¥69,093	¥51,140	¥17,953

	Three months ended December 31, 2022
	Millions of yen
	Beginning balance	Provision (Reversal) *3	Allowance of purchased loans during the reporting period	Charge-offs *4	Recoveries	Other *5	Ending balance *3	Collective (pool) assessment	Individual assessment
Allowance for credit losses :
Installment loans to consumer borrowers:
Real estate loans
Japan	¥5,648	¥80	¥0	¥(130)	¥7	¥0	¥5,605	¥5,155	¥450
Overseas	456	(22)	0	0	1	16	451	451	0
Card loans
Japan	9,986	301	0	(139)	2	0	10,150	9,508	642
Other
Japan	6,495	1,209	0	(599)	2	0	7,107	4,810	2,297
Overseas	1,322	330	0	(91)	0	(175)	1,386	1,174	212
Installment loans to corporate borrowers:
Non-recourse loans
Japan	82	61	0	0	0	0	143	143	0
The Americas	1,869	(240)	0	0	0	(139)	1,490	562	928
Other than non-recourse loans
Real estate companies
Japan	610	3	0	0	8	(1)	620	502	118
Overseas	680	260	0	(6)	0	(8)	926	926	0
Commercial, industrial and other companies
Japan	1,323	(154)	0	(43)	62	0	1,188	388	800
Overseas	20,039	4,473	0	(377)	2	(1,687)	22,450	14,827	7,623
Purchased loans *1	1,187	(24)	2,294	(2,297)	0	(4)	1,156	553	603
Net investment in leases:	16,240	264	0	(610)	2	(589)	15,307	11,587	3,720

Subtotal	65,937	6,541	2,294	(4,292)	86	(2,587)	67,979	50,586	17,393

Other financial assets measured at amortized cost *2	3,221	(111)	0	(1,803)	4	(197)	1,114	554	560

Total	¥69,158	¥6,430	¥2,294	¥(6,095)	¥90	¥(2,784)	¥69,093	¥51,140	¥17,953

	March 31, 2023
	Millions of yen
	Ending balance *3	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥4,092	¥3,644	¥448
Overseas	446	446	0
Card loans
Japan	9,022	8,329	693
Other
Japan	7,759	5,337	2,422
Overseas	1,889	1,467	422
Installment loans to corporate borrowers:
Non-recourse loans
Japan	253	253	0
The Americas	1,494	560	934
Other than non-recourse loans
Real estate companies
Japan	777	663	114
Overseas	1,007	1,007	0
Commercial, industrial and other companies
Japan	1,152	477	675
Overseas	19,132	16,455	2,677
Purchased loans *1	1,148	541	607
Net investment in leases:	15,719	12,032	3,687

Subtotal	63,890	51,211	12,679

Other financial assets measured at amortized cost *2	1,482	548	934

Total	¥65,372	¥51,759	¥13,613

	Nine months ended December 31, 2023
	Millions of yen
	Beginning balance	Provision (Reversal) *3	Allowance of purchased loans during the reporting period	Charge-offs *4	Recoveries	Other *5	Ending balance *3	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥4,092	¥(133)	¥0	¥ (183)	¥89	¥1	¥3,866	¥3,543	¥323
Overseas	446	17	0	(6)	1	31	489	466	23
Card loans
Japan	9,022	1,054	0	(700)	8	2	9,386	8,625	761
Other
Japan	7,759	4,516	0	(2,731)	5	0	9,549	7,091	2,458
Overseas	1,889	2,248	0	(1,895)	343	42	2,627	1,684	943
Installment loans to corporate borrowers:
Non-recourse loans
Japan	253	44	0	0	0	1	298	298	0
The Americas	1,494	305	0	(52)	0	92	1,839	848	991
Other than non-recourse loans
Real estate companies
Japan	777	33	0	(4)	21	1	828	731	97
Overseas	1,007	337	0	0	0	75	1,419	1,419	0
Commercial, industrial and other companies
Japan	1,152	(81)	0	(46)	7	(1)	1,031	672	359
Overseas	19,132	1,647	0	(4,051)	152	1,053	17,933	15,597	2,336
Purchased loans *1	1,148	(52)	7,862	(7,894)	2	8	1,074	498	576
Net investment in leases:	15,719	2,532	0	(1,832)	19	290	16,728	12,198	4,530

Subtotal	63,890	12,467	7,862	(19,394)	647	1,595	67,067	53,670	13,397

Other financial assets measured at amortized cost *2	1,482	334	0	(251)	5	169	1,739	678	1,061

Total	¥65,372	¥12,801	¥7,862	¥(19,645)	¥652	¥1,764	¥68,806	¥54,348	¥14,458

	Three months ended December 31, 2023
	Millions of yen
	Beginning balance	Provision (Reversal) *3	Allowance of purchased loans during the reporting period	Charge-offs *4	Recoveries	Other *5	Ending balance *3	Collective (pool) assessment	Individual assessment
Allowance for credit losses :
Installment loans to consumer borrowers:
Real estate loans
Japan	¥3,983	¥(83)	¥0	¥(39)	¥5	¥0	¥3,866	¥3,543	¥323
Overseas	606	(101)	0	(6)	0	(10)	489	466	23
Card loans
Japan	9,333	301	0	(250)	0	2	9,386	8,625	761
Other
Japan	8,927	1,546	0	(925)	2	(1)	9,549	7,091	2,458
Overseas	2,536	878	0	(771)	180	(196)	2,627	1,684	943
Installment loans to corporate borrowers:
Non-recourse loans
Japan	226	71	0	0	0	1	298	298	0
The Americas	1,883	108	0	(52)	0	(100)	1,839	848	991
Other than non-recourse loans
Real estate companies
Japan	809	10	0	0	8	1	828	731	97
Overseas	1,021	405	0	0	0	(7)	1,419	1,419	0
Commercial, industrial and other companies
Japan	1,104	(52)	0	(23)	3	(1)	1,031	672	359
Overseas	19,643	1,213	0	(1,920)	51	(1,054)	17,933	15,597	2,336
Purchased loans *1	1,198	(121)	282	(282)	1	(4)	1,074	498	576
Net investment in leases:	16,809	815	0	(598)	2	(300)	16,728	12,198	4,530

Subtotal	68,078	4,990	282	(4,866)	252	(1,669)	67,067	53,670	13,397

Other financial assets measured at amortized cost *2	1,790	80	0	(73)	0	(58)	1,739	678	1,061

Total	¥69,868	¥5,070	¥282	¥(4,939)	¥252	¥(1,727)	¥68,806	¥54,348	¥14,458

Notes:	1	Loans held for sale and policy loan receivables of an insurance entity are not in the scope of allowance for credit losses.
2
Held-to-maturity
debt securities held by the Company and subsidiaries consist of Japanese government bonds (JGBs) and other securities secured by JGBs. There was no allowance for credit losses on these held-to-maturity
debt securities. And there is no delinquency or on
non-accrual
status on
held-to-maturity
debt securities.

*1
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

*2
The allowance for other financial assets measured at amortized cost includes the allowance for credit losses on financing receivables, such as loans to affiliates and accounts receivable. Other financial assets measured at amortized cost are mainly “Trade notes, accounts and other receivables”, and loans to affiliates included in “Investment in affiliates” on the consolidated balance sheets.

*3
“Provision for credit losses” in the consolidated statements of income amounted to provisions of ¥7,707 million and ¥14,212 million during the nine months ended December 31, 2022 and 2023, provisions of ¥6,033 million and ¥5,688 million during the three months ended December 31, 2022 and 2023, respectively. “Allowance for credit losses” on the consolidated balance sheets amounted to ¥64,723 million and ¥68,031 million as of March 31, 2023 and December 31, 2023, respectively. The reconciliation between the above table and the amounts reported on the consolidated financial statements during the nine and three months ended December 31, 2022 and 2023, and as of March 31, 2023 and December 31, 2023 are as follows:

	Millions of yen
	Nine months ended December 31, 2022	Three months ended December 31, 2022	March 31, 2023	Nine months ended December 31, 2023	Three months ended December 31, 2023	December 31, 2023
	Provision for credit losses	Provision for credit losses	Allowance for credit losses	Provision for credit losses	Provision for credit losses	Allowance for credit losses
Net investment in leases	¥846	¥264	¥15,719	¥2,532	¥815	¥16,728
Installment loans	8,007	6,277	48,171	9,935	4,175	50,339

Subtotal in the above table	8,853	6,541	63,890	12,467	4,990	67,067

Other financial assets measured at amortized cost	46	(111)	1,482	334	80	1,739

Total in the above table	8,899	6,430	65,372	12,801	5,070	68,806

Off-balance sheet credit exposures *3(a)	(1,199)	(331)	—	1,052	461	—
Available-for-sale debt securities *3(b)	(5)	0	—	445	153	—
Less: Loans to affiliates *3(c)	12	(66)	(649)	(86)	4	(775)

Amount reported on the consolidated financial statements	¥7,707	¥6,033	¥64,723	¥14,212	¥5,688	¥68,031

*3(a)
The allowance for
off-balance
sheet credit exposure were ¥17,843 million and ¥18,997 million as of March 31, 2023 and December 31, 2023, respectively, and the amounts are recorded in “Other liabilities” on the consolidated balance sheets. For further information, see Note 24 “Commitments, Guarantees and Contingent Liabilities.”

*3(b)
The allowance for
available-for-sale
debt securities were ¥144 million and ¥594 million as of March 31, 2023 and December 31, 2023, respectively, and the amounts are recorded as a reduction in “Investments in securities” on the consolidated balance sheets. For further information, see Note 8 “Investment in Securities.”

*3(c)
The provision for credit losses on loans to affiliates were a reversal of ¥12 million and a provision of ¥86 million during the nine months ended December 31, 2022 and 2023, a provision of ¥66 million and a reversal of ¥4 million during the three months ended December 31, 2022 and 2023, respectively, and the amounts are recorded in “Equity in net income (loss) of affiliates” in the consolidated statements of income. The allowance for credit losses on loans to affiliates were ¥649 million and ¥775 million as of March 31, 2023 and December 31, 2023, respectively, and the amounts are recorded as a reduction in “Investments in affiliates” on the consolidated balance sheets.

*4
Included in
Charge-off
in write-offs of purchased loans were ¥4,389 million and ¥7,862 million during the nine months ended December 31, 2022 and 2023, ¥2,294 million and ¥282 million during the three months ended December 31, 2022 and 2023, respectively.

*5	Other mainly includes foreign currency translation adjustments and increases or decreases in allowance due to consolidation or deconsolidation of subsidiaries.

The following table provides information about purchased loans which were acquired for the nine and three months ended December 31, 2022 and 2023:

	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Purchase price	¥1,954	¥2,029
Allowance for credit losses at acquisition date	4,389	7,862
Discount or premium attributable to other factors	228	334

Par value	¥6,571	¥10,225

	Millions of yen
	Three months ended December 31, 2022	Three months ended December 31, 2023
Purchase price	¥14	¥748
Allowance for credit losses at acquisition date	2,294	282
Discount or premium attributable to other factors	2	209

Par value	¥2,310	¥1,239

The Company and its subsidiaries estimate an allowance for credit losses for all credit losses expected to occur in future over the remaining life of financial assets, and recognize the allowance adequately based on management judgement. In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors in collective assessment and individual assessment by each portfolio:

•	business characteristics and financial conditions of obligors;

•	prior charge-off experience;

•	current delinquencies and delinquency trends;

•	value of underlying collateral and guarantees; and

•	current economic and business conditions and expected outlook in future.
The Company and its subsidiaries manage credit risk using various indicators specific to the region, industry, and types of assets, in accordance with the group risk management policy. For credit transactions, the basic group policy is to obtain sufficient collateral and guarantees, and to diversify industries and borrowers, and the Company and its subsidiaries comprehensively evaluate and monitor the financial condition and cash flows of borrowers, underlying collateral and guarantees, and profitability. The Company and its subsidiaries also manage exposure to potentially high-risk markets by establishing appropriate credit limits through portfolio analysis.
Due to the diversity of assets and risk indicators held by the Company and its subsidiaries, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing
assets as indicators that are common across all classes. The category of non-performing
assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due
90 days or more, financing receivables modified to debtors experiencing financial difficulty, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing
assets when it is probable that the acquisition cost of purchased loans cannot be collected, while all the other purchased loans are included in the category of performing assets.
When certain performing financial assets mainly have similar risk characteristics to other financial assets, the performing financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually.
Loans to consumer borrowers
Loans to consumer borrowers mainly consist of real estate loans and card loans.
The credit quality of real estate loans is affected by the cash flows derived from the property and its collateral value.

The credit quality of card loans is affected by the repayment ability of customers such as customer credit standing or payment history.
The Company and its subsidiaries use these factors to estimate the allowance for credit losses because they are reflected in the probability of default and loss given default in each portfolio.
Loans to corporate borrowers
Loans to corporate borrowers are classified into
non-recourse
loans and loans other than
non-recourse
loans.
The credit quality of
non-recourse
loans for which cash flows from real estate are the source of repayment depends mainly on the real estate collateral value.
Loans other than
non-recourse
loans are classified into either real estate companies or commercial, industrial and other companies, each of which are further divided into Japan and overseas.
The credit quality of real estate companies is affected by mainly Japanese and Americas real estate markets and trends.
The credit quality of commercial, industrial and other companies, which consist of various industries, is affected mainly by broader financial and economic conditions and trends in Japan, the Americas and Asian countries.
The allowance for credit losses for loans to corporate borrowers is estimated by considering, among others, debtors’ situation, as well as economic conditions and trends in its industries, the value of underlying collateral and guarantees, and probability of default and loss given default.
Net investment in leases
Net investment in leases consists of leases of various equipment types, including office equipment, industrial machinery, transportation equipment and real estate properties. The allowance for credit losses for net investment in leases is estimated based on the value of the underlying leased assets, debtors’ situation, economic conditions and trends in its industries, and probability of default and loss given default.
In common with portfolio segments, the forecasted future economic indicators correlated with the prior charge-off
experience are reflected to the estimate of the allowance for credit losses. Economic indicators correlated with prior charge-off
experience are determined over the reasonable and supportable forecasted period. Economic indicators include GDP growth rates, consumer price indices, unemployment rates, and government bond interest rates. It also considers forward-looking scenarios of how the selected economic indicators will change in the future. The Company and its subsidiaries use the latest economic forecasts available from the economic reports published by governments and central banks, as well as from third-party information providers as economic indicators.
On the other hand, for periods beyond which the Company and its subsidiaries are able to make or obtain reasonable and supportable forecasts of future economic indicators of the entire life of the financial asset, expected credit losses are estimated for the remaining life mainly using an appropriate reversion approach, mainly immediate reversion to historical credit loss information.
There have been no significant changes during the nine months ended December 31, 2023 to methodologies and economic indicators used to estimate the allowance for Credit Losses.
When
non-performing
financial assets with deteriorated credit quality have similar risk characteristics to other financial assets, the allowance for credit losses is collectively evaluated based on mainly loss given default. On the other hand, if the non-performing
financial assets do not have similar risk characteristics to other financial assets, the allowance for credit losses is individually evaluated.
In the individual assessment the allowance for credit losses is estimated individually based on the present value of expected future cash flows, the observable market price or the fair value of the collateral securing the financing receivables if the financing receivables are collateral-dependent.

The collateral-dependent financing receivables are defined as the finance receivables, which a debtor would be in financial difficulty and the collection significantly depend on the collateral. These financing receivables are mainly non-recourse
loans and purchased loans for which cash flows from underlying real estate is the source of repayment.
For
non-recourse
loans, their collection depends on the real estate collateral value, which may decline as a result of a decrease in liquidity of the real estate market, a rise in vacancy rate of rental properties, a fall in rents and other factors.
For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, the changes in these risks affect the amount of the allowance for credit losses.
In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

The following table provides information about the origination years of financial assets as of March 31, 2023. Card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year are excluded from the table.

March 31, 2023
Millions of yen
Portfolio segment	Origination year (years ended March 31)						Total
Class
Credit Quality	2023	2022	2021	2020	2019	Prior
Consumer borrowers:
Performing	¥300,198	¥200,041	¥281,872	¥360,726	¥293,297	¥656,584	¥2,092,718
Non-Performing	10,896	5,259	3,140	2,257	1,078	12,324	¥34,954

Real estate loans
Performing	266,663	190,076	279,690	359,321	292,388	655,811	¥2,043,949
Non-Performing	17	81	378	474	239	11,821	¥13,010
Other*
Performing	33,535	9,965	2,182	1,405	909	773	¥48,769
Non-Performing	10,879	5,178	2,762	1,783	839	503	¥21,944
Corporate borrowers:
Performing	427,902	346,629	127,984	171,314	103,628	139,503	¥1,316,960
Non-Performing	257	793	5,485	4,959	4,624	24,008	¥40,126

Non-recourse loans
Japan
Performing	65,874	17,831	6,699	22,384	4,158	7,553	¥124,499
The Americas
Performing	2,901	706	5,217	15,153	10,595	834	¥35,406
Non-Performing	0	0	0	0	0	3,248	¥3,248
Other than non-recourse loans
Real estate companies in Japan
Performing	124,452	43,210	30,996	27,022	22,251	46,222	¥294,153
Non-Performing	0	230	0	913	9	923	¥2,075
Real estate companies in overseas
Performing	34,508	12,639	9,091	6,998	1,627	1,165	¥66,028
Non-Performing	0	0	741	0	813	12,063	¥13,617
Commercial, industrial and other companies in Japan
Performing	76,764	27,327	16,743	17,003	8,383	12,878	¥159,098
Non-Performing	125	80	431	264	133	399	¥1,432
Commercial, industrial and other companies in overseas
Performing	123,403	244,916	59,238	82,754	56,614	70,851	¥637,776
Non-Performing	132	483	4,313	3,782	3,669	7,375	¥19,754
Purchased loans:
Performing	26	396	0	21	406	10,385	¥11,234
Non-Performing	0	0	0	0	0	1,021	¥1,021

Net investment in leases:
Performing	440,421	257,871	139,306	103,726	53,604	75,794	¥1,070,722
Non-Performing	2,757	3,228	1,806	2,042	1,720	5,288	¥16,841

Japan
Performing	193,297	136,285	99,739	80,542	44,853	72,295	¥627,011
Non-Performing	212	660	658	798	811	1,970	¥5,109
Overseas
Performing	247,124	121,586	39,567	23,184	8,751	3,499	¥443,711
Non-Performing	2,545	2,568	1,148	1,244	909	3,318	¥11,732
Other financial assets measured at amortized cost
Performing	3,197	0	2,089	282	0	21,301	¥26,869
Non-Performing	0	298	0	0	368	0	¥666

Total (excluding revolving repayment card loans)
Performing	¥1,171,744	¥804,937	¥551,251	¥636,069	¥450,935	¥903,567	¥4,518,503
Non-Performing	¥13,910	¥9,578	¥10,431	¥9,258	¥7,790	¥42,641	¥93,608

The following table provides information about the origination years of financial assets as of December 31, 2023 and the gross write-offs, corresponding to each class of financial assets by origination year, recorded during the nine months ended December 31, 2023. Card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year are excluded from the table.

December 31, 2023
Millions of yen
Portfolio segment	Origination year (years ended March 31)						Total
Class
Credit Quality	2024	2023	2022	2021	2020	Prior
Consumer borrowers:
Performing	¥251,162	¥217,488	¥177,612	¥262,560	¥342,311	¥828,773	¥2,079,906
Non-Performing	9,654	8,279	4,743	2,419	1,562	12,671	¥39,328
Gross write-offs	592	2,739	910	212	140	222	¥4,815

Real estate loans
Performing	228,217	196,105	172,821	261,687	341,756	828,015	¥2,028,601
Non-Performing	25	158	303	567	446	11,940	¥13,439
Gross write-offs	0	0	0	1	4	184	¥189
Other*
Performing	22,945	21,383	4,791	873	555	758	¥51,305
Non-Performing	9,629	8,121	4,440	1,852	1,116	731	¥25,889
Gross write-offs	592	2,739	910	211	136	38	¥4,626
Corporate borrowers:
Performing	422,376	260,561	276,336	99,200	143,790	188,952	¥1,391,215
Non-Performing	681	544	26,303	5,040	7,495	16,792	¥56,855
Gross write-offs	95	10	862	124	1,264	1,798	¥4,153

Non-recourse loans
Japan
Performing	67,881	24,186	10,619	6,711	15,640	7,173	¥132,210
Gross write-offs	0	0	0	0	0	0	¥0
The Americas
Performing	2,066	6,971	2,136	141	19,253	6,796	¥37,363
Non-Performing	0	64	0	0	0	2,918	¥2,982
Gross write-offs	0	0	0	0	0	52	¥52
Other than non-recourse loans
Real estate companies in Japan
Performing	95,202	75,108	32,479	23,872	24,283	60,408	¥311,352
Non-Performing	0	46	0	10	693	843	¥1,592
Gross write-offs	0	0	0	0	4	0	¥4
Real estate companies in overseas
Performing	4,310	17,428	9,937	3,308	3,082	4,122	¥42,187
Non-Performing	0	18	3,161	483	3,114	4,109	¥10,885
Gross write-offs	0	0	0	0	0	0	¥0
Commercial, industrial and other companies in Japan
Performing	155,244	38,748	20,642	13,290	12,081	15,705	¥255,710
Non-Performing	57	188	75	99	67	403	¥889
Gross write-offs	0	1	0	23	22	0	¥46
Commercial, industrial and other companies in overseas
Performing	97,673	98,120	200,523	51,878	69,451	94,748	¥612,393
Non-Performing	624	228	23,067	4,448	3,621	8,519	¥40,507
Gross write-offs	95	9	862	101	1,238	1,746	¥4,051
Purchased loans:
Performing	16	17	593	199	75	9,198	¥10,098
Non-Performing	0	0	0	0	0	868	¥868
Gross write-offs	42	409	226	29	206	6,982	¥7,894

Net investment in leases:
Performing	389,918	327,370	180,856	93,346	66,638	81,477	¥1,139,605
Non-Performing	2,447	3,921	2,765	1,340	1,540	5,992	¥18,005
Gross write-offs	0	58	569	355	226	624	¥1,832

Japan
Performing	158,406	152,581	109,894	75,768	54,426	76,777	¥627,852
Non-Performing	55	460	911	729	692	2,030	¥4,877
Gross write-offs	0	15	67	75	124	443	¥724
Overseas
Performing	231,512	174,789	70,962	17,578	12,212	4,700	¥511,753
Non-Performing	2,392	3,461	1,854	611	848	3,962	¥13,128
Gross write-offs	0	43	502	280	102	181	¥1,108
Other financial assets measured at amortized cost
Performing	4,827	3,108	0	1,862	288	19,146	¥29,231
Non-Performing	0	0	308	0	0	1,307	¥1,615
Gross write-offs	0	0	0	0	0	0	¥0

Total (excluding revolving repayment card loans)
Performing	¥1,068,299	¥808,544	¥635,397	¥457,167	¥553,102	¥1,127,546	¥4,650,055
Non-Performing	12,782	12,744	34,119	8,799	10,597	37,630	¥116,671
Gross write-offs	729	3,216	2,567	720	1,836	9,626	¥18,694

Note: Loans held for sale, policy loan receivables of an insurance entity and financing receivables, such as accounts receivable are not included in the table above.

*
Other in loans to consumer borrowers includes claims receivable arising from payments on guarantee of consumer loans. For further information, see Note 24 “Commitments, Guarantees and Contingent Liabilities.”

The information about card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year as of March 31, 2023 is as follows:

	March 31, 2023
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥166,392	¥0	¥166,392	¥4,518,503	¥4,684,895

Non-Performing	1,588	3,655	5,243	93,608	¥98,851

The information about card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year as of December 31, 2023 and the gross write-offs, corresponding to card loans, recorded during the nine months ended December 31, 2023 is as follows:

	December 31, 2023
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥165,053	¥0	¥165,053	¥4,650,055	¥4,815,108

Non-Performing	2,263	4,155	6,418	116,671	¥123,089

Gross write-offs	585	115	700	18,694	¥19,394

Of
non-performing
assets, the Company and its subsidiaries consider smaller balance homogeneous loans (including real estate loans and card loans, among others, which are not restructured) and net investment in leases as the 90 days or more past-due
financing receivables not individually evaluated, and consider all others as the loans individually evaluated. After the Company and its subsidiaries have set aside a provision for those non-performing
assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the business conditions of the debtors and other important factors in order to report to management and develop additional provision for credit losses as necessary.

The following table provides information about the
past-due
financial assets as of March 31, 2023 and December 31, 2023:

	March 31, 2023
		Millions of yen
		Past-due financial assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥4,574	¥10,047	¥14,621	¥2,299,307
	Real estate loans	1,739	2,181	3,920	2,056,959
	Card loans	514	1,364	1,878	171,635
	Other	2,321	6,502	8,823	70,713
Corporate borrowers		5,628	21,363	26,991	1,357,086
Non-recourse loans	Japan	0	0	0	124,499
	The Americas	0	1,494	1,494	38,654
Other than non-recourse loans	Real estate companies in Japan	159	219	378	296,228
	Real estate companies in overseas	1,412	13,618	15,030	79,645
	Commercial, industrial and other companies in Japan	1,366	1,118	2,484	160,530
	Commercial, industrial and other companies in overseas	2,691	4,914	7,605	657,530
Net investment in leases		9,181	15,583	24,764	1,087,563
	Japan	2,648	4,431	7,079	632,120
	Overseas	6,533	11,152	17,685	455,443

Total		¥19,383	¥46,993	¥66,376	¥4,743,956

	December 31, 2023
		Millions of yen
		Past-due financial assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥5,555	¥14,731	¥20,286	¥2,290,705
	Real estate loans	1,994	2,277	4,271	2,042,040
	Card loans	470	2,191	2,661	171,471
	Other	3,091	10,263	13,354	77,194
Corporate borrowers		9,259	22,729	31,988	1,448,070
Non-recourse loans	Japan	0	0	0	132,210
	The Americas	2,139	1,055	3,194	40,345
Other than non-recourse loans	Real estate companies in Japan	156	180	336	312,944
	Real estate companies in overseas	1,159	10,885	12,044	53,072
	Commercial, industrial and other companies in Japan	1,924	590	2,514	256,599
	Commercial, industrial and other companies in overseas	3,881	10,019	13,900	652,900
Net investment in leases		21,845	16,887	38,732	1,157,610
	Japan	2,134	4,391	6,525	632,729
	Overseas	19,711	12,496	32,207	524,881

Total		¥36,659	¥54,347	¥91,006	¥4,896,385

Note: Loans held for sale, policy loans receivable of an insurance entity and purchased loans are not included in the table above.
In common with all classes, the Company and its subsidiaries consider financial assets as past-due
financial assets when principal or interest is
past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financial assets if the principals and interests are not
past-due
30 days or more in accordance with the modified terms.

The following table provides information about
non-accrual
of financial assets as of March 31, 2023 and December 31, 2023:

		March 31, 2023
		Millions of yen
		Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Installment loans to consumer borrowers:
Real estate loans
	Japan	¥1,824	¥1,693	¥235	¥41
	Overseas	475	547	0	0
Card loans	Japan	503	1,367	28	0
Other
	Japan	2,391	5,429	170	10
	Overseas	519	1,105	0	0
Installment loans to corporate borrowers:
Non-recourse loans	The Americas	8,787	3,248	0	0
Other than non-recourse loans
Real estate companies
	Japan	351	219	51	13
	Overseas	20,879	12,804	0	0
Commercial, industrial and other companies
	Japan	1,267	1,118	71	190
	Overseas	18,634	20,470	0	2,113
Net investment in leases		17,771	16,627	0	0

Total		¥73,401	¥64,627	¥555	¥2,367

		December 31, 2023
		Millions of yen
		Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Installment loans to consumer borrowers:
Real estate loans
	Japan	¥1,693	¥1,540	¥187	¥130
	Overseas	547	794	0	370
Card loans	Japan	1,367	2,191	23	0
Other
	Japan	5,429	7,485	143	8
	Overseas	1,105	3,070	0	1,141
Installment loans to corporate borrowers:
Non-recourse loans	The Americas	3,248	2,855	0	0
Other than non-recourse loans
Real estate companies
	Japan	219	180	35	6
	Overseas	12,804	12,339	0	0
Commercial, industrial and other companies
	Japan	1,118	590	21	43
	Overseas	20,470	24,986	0	315
Net investment in leases		16,627	16,903	0	0

Total		¥64,627	¥72,933	¥409	¥2,013

The Company and its subsidiaries suspend accruing interest on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual
loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual
loans and net investment in leases when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that are considered relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

The following table provides information about troubled debt restructurings of financing receivables that occurred during the nine and three months ended December 31, 2022:

Nine months ended December 31, 2022
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥5,785	¥4,579
	Real estate loans	9	4
	Card loans	1,079	936
	Other	4,697	3,639
Corporate borrowers		8,444	8,442
Other than non-recourse loans	Real estate companies in Japan	231	230
	Commercial, industrial and other companies in overseas	8,213	8,212

Total		¥14,229	¥13,021

Three months ended December 31, 2022
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥1,806	¥1,404
	Real estate loans	4	1
	Card loans	366	317
	Other	1,436	1,086
Corporate borrowers		231	230
Other than non-recourse loans	Real estate companies in Japan	231	230

Total		¥2,037	¥1,634

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.
The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of the investment as possible in troubled debt restructurings. For the debtors of all financing receivables, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, for the debtors of all financing receivables other than non-recourse
loans, the Company and its subsidiaries also offer concessions such as a reduction of the loan principal or a temporary reduction in the interest payments. Furthermore, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.
In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for allowance for credit losses. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional allowance for credit losses for the restructured receivables.
For nine months ended December 31, 2022, while there are financial assets for which the payments were deferred other than those in the troubled debt restructuring stated above due to the spread of
COVID-19,
the payment deferrals, which are determined not to meet the definition of a troubled debt restructuring are not included in the troubled debt restructuring stated the above.

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from December 31, 2022 and for which there was a payment default during the nine and three months ended December 31, 2022:

Nine months ended December 31, 2022
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥518
	Card loans	5
	Other	513
Corporate borrowers		1,671
Other than non-recourse loans	Commercial, industrial and other companies in overseas	1,671

Total		¥2,189

Three months ended December 31, 2022
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥195
	Card loans	4
	Other	191

Total		¥195

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due
90 days or more in accordance with the modified terms.
In common with all portfolio segments, the Company and its subsidiaries suspend accruing interest and may recognize additional allowance for credit losses as necessary for the defaulted financing receivables.

The following table provides information about modifications of financing receivables made to debtors experiencing financial difficulty that occurred during the nine and three months ended December 31, 2023:

Nine months ended December 31, 2023

Millions of yen

Portfolio segment	Interest rate reduction		Term extension		Principal forgiveness

Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥790	0.0	¥3,542	0.2	¥40	0.0
Real estate loans	2	0.0	1	0.0	1	0.0
Card loans	736	0.4	1	0.0	39	0.0
Other	52	0.1	3,540	4.6	0	0.0
Corporate borrowers	0	0	1,082	0.1	460	0.0
Other than non-recourse loans	0	0	1,082	0.1	460	0.0
Real estate companies in Japan	0	0	33	0.0	0	0
Commercial, industrial and other companies in Japan	0	0	704	0.3	0	0
Commercial, industrial and other companies in overseas	0	0	345	0.1	460	0.1

Total	¥790	0.0	¥4,624	0.1	¥500	0.0

Nine months ended December 31, 2023

Millions of yen

Portfolio segment	Combination -interest rate reduction and term extension		Combination - interest rate reduction and principal forgiveness		Combination -term extension and principal forgiveness

Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥53	0.0	¥562	0.0	¥304	0.0
Real estate loans	0	0	2	0	0	0
Card loans	0	0	540	0.3	0	0
Other	53	0.1	20	0.0	304	0.4
Corporate borrowers	0	0	0	0	0	0
Other than non-recourse loans	0	0	0	0	0	0
Real estate companies in Japan	0	0	0	0	0	0
Commercial, industrial and other companies in Japan	0	0	0	0	0	0
Commercial, industrial and other companies in overseas	0	0	0	0	0	0

Total	¥53	0.0	¥562	0.0	¥304	0.0

Nine months ended December 31, 2023

Millions of yen

Portfolio segment	Combination - interest rate reduction, term extension and principal forgiveness

Class	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥0	0
Real estate loans	0	0
Card loans	0	0
Other	0	0
Corporate borrowers	2,156	0.1
Other than non-recourse loans	2,156	0.2
Real estate companies in Japan	0	0
Commercial, industrial and other companies in Japan	0	0
Commercial, industrial and other companies in overseas	2,156	0.3

Total	¥2,156	0.0

Three months ended December 31, 2023
Millions of yen

Portfolio segment	Interest rate reduction		Term extension		Principal forgiveness

Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥561	0.0	¥1,314	0.1	¥3	0.0
Real estate loans	0	0	0	0	0	0
Card loans	528	0.3	0	0	3	0.0
Other	33	0.0	1,314	1.7	0	0.0
Corporate borrowers	0	0	225	0.0	407	0.0
Other than non-recourse loans	0	0	225	0.0	407	0.0
Real estate companies in Japan	0	0	33	0	0	0
Commercial, industrial and other companies in Japan	0	0	192	0.1	0	0
Commercial, industrial and other companies in overseas	0	0	0	0	407	0.1

Total	¥561	0.0	¥1,539	0.0	¥410	0.0

Three months ended December 31, 2023

Millions of yen

Portfolio segment	Combination - interest rate reduction and term extension		Combination - interest rate reduction and principal forgiveness		Combination - term extension and principal forgiveness

Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥40	0.0	¥15	0.0	¥62	0.0
Real estate loans	0	0	1	0.0	0	0
Card loans	0	0	14	0.0	0	0
Other	40	0.1	0	0	62	0.1
Corporate borrowers	0	0	0	0	0	0
Other than non-recourse loans	0	0	0	0	0	0
Real estate companies in Japan	0	0	0	0	0	0
Commercial, industrial and other companies in Japan	0	0	0	0	0	0
Commercial, industrial and other companies in overseas	0	0	0	0	0	0

Total	¥40	0.0	¥15	0.0	¥62	0.0

Three months ended December 31, 2023

Millions of yen

Portfolio segment	Combination - interest rate reduction, term extension and principal forgiveness

Class	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥0	0
Real estate loans	0	0
Card loans	0	0
Other	0	0
Corporate borrowers	2,156	0.1
Other than non-recourse loans	2,156	0.2
Real estate companies in Japan	0	0
Commercial, industrial and other companies in Japan	0	0
Commercial, industrial and other companies in overseas	2,156	0.3

Total	¥2,156	0.0

The Company and its subsidiaries offer various types of concessions to the debtors to protect as much of the investment as possible in modifications of financing receivables made to debtors experiencing financial difficulty. For the debtors of all financing receivables, the Company and its subsidiaries offer concessions including an interest rate reduction and a term extension. In addition, for the debtors of all financing receivables other than non-recourse
loans, the Company and its subsidiaries also offer concessions such as a principal forgiveness or a temporary reduction in the interest payments. Furthermore, the Company and its subsidiaries may acquire collateral assets from the debtors in modifications of financing receivables made to debtors experiencing financial difficulty to satisfy fully or partially the loan principal
or
past due interest.
In common with all portfolio segments, financing receivables modified to debtors experiencing financial difficulty are recognized as impaired and are individually evaluated for allowance for credit losses, taking into account payment default and repayment status after modifications. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the modifications. However, as a result of the modification, the Company and its subsidiaries may recognize additional allowance for credit losses for the modified receivables.

The following table provides information about the financial effect of the modifications of financing receivables made to debtors experiencing financial difficulty that occurred during the nine and three months ended December 31, 2023:

Nine months ended December 31, 2023

Millions of yen

Portfolio segment	Financial effect

Class	Interest rate reduction	Term extension	Principal forgiveness

Consumer borrowers
Real estate loans	Reduced weighted-average contractual interest rate from 6.7% to 0.0%.	Added a weighted-average 1.0 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥6 million.
Card loans	Reduced weighted-average contractual interest rate from 12.9% to 0.5%.	Added a weighted-average 6.6 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥141 million.
Other	Reduced weighted-average contractual interest rate from 14.0% to 4.2%.	Added a weighted-average 4.9 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥543 million.
Corporate borrowers
Other than non-recourse loans
Real estate companies in Japan	—	Added a weighted-average 0.4 years to the life of loans.	—
Commercial, industrial and other companies in Japan	—	Added a weighted-average 0.7 years to the life of loans.	—
Commercial, industrial and other companies in overseas	Reduced weighted-average contractual interest rate from 6.8% to 6.3%.	Added a weighted-average 5.0 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥1,301 million.
Net investment in leases
Overseas	—	—	Reduced the amortized cost basis of the loans by ¥0 million.

Three months ended December 31, 2023

Millions of yen

Portfolio segment	Financial effect

Class	Interest rate reduction	Term extension	Principal forgiveness

Consumer borrowers
Real estate loans	Reduced weighted-average contractual interest rate from 12.6% to 0.0%.	—	Reduced the amortized cost basis of the loans by ¥5 million.
Card loans	Reduced weighted-average contractual interest rate from 13.2% to 0.8%.	—	Reduced the amortized cost basis of the loans by ¥49 million.
Other	Reduced weighted-average contractual interest rate from 13.9% to 5.5%.	Added a weighted-average 4.9 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥207 million.
Corporate borrowers
Other than non-recourse loans
Real estate companies in Japan	—	Added a weighted-average 0.4 years to the life of loans.	—
Commercial, industrial and other companies in Japan	—	Added a weighted-average 1.0 years to the life of loans.	—
Commercial, industrial and other companies in overseas	Reduced weighted-average contractual interest rate from 6.8% to 6.3%.	Added a weighted-average 5.0 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥1,193 million.
Net investment in leases
Overseas	—	—	—
The following table provides information about financing receivable that had a payment default and had been modified, when the debtor was experiencing financial difficulty, within the previous 12 months preceding the payment default date during the nine and three months ended December 31, 2023.

Nine months ended December 31, 2023

Millions of yen

Portfolio segment

Class	Interest rate reduction	Term extension	Principal forgiveness	Combination - interest rate reduction and term extension	Combination - interest rate reduction and principal forgiveness	Combination - term extension and principal forgiveness

Consumer borrowers	¥7	¥86	¥1	¥0	¥10	¥4
Real estate loans	3	0	0	0	0	0
Card loans	4	0	1	0	7	0
Other	0	86	0	0	3	4

Total	¥7	¥86	¥1	¥0	¥10	¥4

Three months ended December 31, 2023

Millions of yen

Portfolio segment

Class	Interest rate reduction	Term extension	Principal forgiveness	Combination - interest rate reduction and term extension	Combination - interest rate reduction and principal forgiveness	Combination - term extension and principal forgiveness

Consumer borrowers	¥7	¥86	¥1	¥0	¥10	¥4
Real estate loans	3	0	0	0	0	0
Card loans	4	0	1	0	7	0
Other	0	86	0	0	3	4

Total	¥7	¥86	¥1	¥0	¥10	¥4

The Company and its subsidiaries consider financing receivables whose terms have been modified to debtors experiencing financial difficulty as defaulted receivables when principal or interest is past-due
90 days or more in accordance with the modified terms.

The following table provides information about the
past-due
financial assets modified to debtors experiencing financial difficulty within the previous 12 months from December 31, 2023:

December 31, 2023
	Millions of yen
Portfolio segment	Current	30-89 days past-due	90 days or more past-due
Class
Consumer borrowers	¥4,961	¥215	¥115
Real estate loans	3	0	3
Card loans	1,275	30	11
Other	3,683	185	101
Corporate borrowers	3,320	88	290
Other than non-recourse loans	3,320	88	290
Real estate companies in Japan	0	0	33
Commercial, industrial and other companies in Japan	383	88	233
Commercial, industrial and other companies in overseas	2,937	0	24

Total	¥8,281	¥303	¥405

As of March 31, 2023 and December 31, 2023, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥57 million and ¥135 million as of March 31, 2023 and December 31, 2023, respectively.

8.	Investment in Securities
Investment in securities as of March 31, 2023 and December 31, 2023 consists of the following:

	Millions of yen

	March 31, 2023	December 31, 2023

Equity securities *1	¥589,312	¥734,659
Trading debt securities	2,179	2,213
Available-for-sale debt securities	2,234,608	2,537,681
Held-to-maturity debt securities *2	114,759	0

Total	¥2,940,858	¥3,274,553

*1
The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities were ¥151,445 million and ¥149,565 million as of March 31, 2023 and December 31, 2023, respectively. The amount of investment funds that are accounted for under the equity method included in equity securities were ¥90,993 million and ¥189,086 million as of March 31, 2023 and December 31, 2023, respectively. The amount of investment funds elected the fair value option included in equity securities were ¥16,032 million and ¥19,059 million as of March 31, 2023 and December 31, 2023, respectively.

*2
During the nine months ended December 31, 2023
, bonds held as held-to-maturity debt securities were reclassified to available-for-sale debt securities. This is because a certain subsidiary
changed
its
holding purposes in accordance with ASC 320 (“Investments—Debt Securities”) in order to improve profitability by building a flexible investment portfolio and improve capital stability. At the time of reclassification, the book value of held-to-maturity debt securities was ¥115,507 million and the related unrealized gain was ¥7,913 million.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note 17 “Income and Expenses Relating to Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of December 31, 2022 were losses of ¥2,851 million and gains of ¥12,272 million for the nine and three months ended December 31, 2022, respectively. Net unrealized holding gains (losses) on equity securities held as of December 31, 2023 were gains of ¥31,582 million and ¥7,996 million for the nine and three months ended December 31, 2023, respectively, which did not include net unrealized holding gains (losses) on both investment funds above mentioned.
Equity securities include
non-marketable
equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities. The following tables provide information about impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2023 and December 31, 2023, and for the nine and three months ended December 31, 2022 and 2023.

	Millions of yen

	March 31, 2023			Nine months ended December 31, 2022		Three months ended December 31, 2022

	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments	Impairments and downward adjustments	Upward adjustments

Equity securities measured using the measurement alternative	¥67,820	¥(14,062)	¥1,742	¥(368)	¥1,182	¥0	¥286

	Millions of yen

	December 31, 2023			Nine months ended December 31, 2023		Three months ended December 31, 2023

	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments	Impairments and downward adjustments	Upward adjustments

Equity securities measured using the measurement alternative	¥74,739	¥(15,732)	¥2,111	¥(397)	¥1,136	¥(307)	¥180

Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities held as of December 31, 2022 were gains of ¥259 million and ¥62 million, respectively, for the nine and three months ended December 31, 2022. Net unrealized holding gains (losses) on trading debt securities held as of December 31, 2023 were losses of ¥84 million and ¥57 million, respectively, for the nine and three months ended December 31, 2023.
Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2023 and December 31, 2023, these investments were fair valued at ¥16,032 million and ¥19,059 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2023 and December 31, 2023, these investments were fair valued at ¥237 million and ¥1,063 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2023 and December 31, 2023, these investments were fair valued at ¥6,605 million and ¥7,144 million, respectively.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale
debt securities and
held-to-maturity
debt securities in each major security type as of March 31, 2023 and December 31, 2023 are as follows:
March 31, 2023

	Millions of yen

	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale debt securities:
Japanese and foreign government bond securities	¥962,969	¥0	¥2,863	¥(164,537)	¥801,295
Japanese prefectural and foreign municipal bond securities	389,150	(144)	1,146	(20,906)	369,246
Corporate debt securities	851,525	0	6,270	(73,407)	784,388
CMBS and RMBS in the Americas	45,292	0	62	(2,181)	43,173
Other asset-backed securities and debt securities	239,922	0	5,735	(9,151)	236,506

	2,488,858	(144)	16,076	(270,182)	2,234,608

Held-to-maturity debt securities:
Japanese government bond securities and other	114,759	0	14,919	0	129,678

	¥2,603,617	¥(144)	¥30,995	¥(270,182)	¥2,364,286

December 31, 2023
	Millions of yen

	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale debt securities:
Japanese and foreign government bond securities	¥1,212,410	¥0	¥12,631	¥(247,505)	¥977,536
Japanese prefectural and foreign municipal bond securities	404,936	(233)	2,477	(23,923)	383,257
Corporate debt securities	888,034	0	14,455	(84,176)	818,313
CMBS and RMBS in the Americas	76,136	0	533	(1,867)	74,802
Other asset-backed securities and debt securities	285,295	(361)	3,643	(4,804)	283,773

	¥2,866,811	¥(594)	¥33,739	¥(362,275)	¥2,537,681

The following table presents rollforwards of the allowance for credit losses for the nine months ended December 31, 2022 and 2023, respectively:

	Millions of yen
	Nine months ended December 31, 2022
	Foreign municipal bond securities	Japanese other asset- backed securities and debt securities	Total
Beginning	¥132	¥21	¥153
Additional increases (decreases) to the allowance for credit losses on AFS debt securities that had an allowance recorded in a previous period, net	0	(5)	(5)
Increase (Decrease) from the effects of changes in foreign exchange rates	11	0	11

Ending	¥143	¥16	¥159

	Millions of yen
	Nine months ended December 31, 2023
	Foreign municipal bond securities	Foreign other asset- backed securities and debt securities	Total
Beginning	¥144	¥0	¥144
Additions to the allowance for credit losses on available-for-sale debt securities for which credit losses were not previously recorded	80	365	445
Increase (Decrease) from the effects of changes in foreign exchange rates	9	(4)	5

Ending	¥233	¥361	¥594

The following table presents rollforwards of the allowance for credit losses for the three months ended December 31, 2022 and 2023, respectively:

	Millions of yen
	Three months ended December 31, 2022
	Foreign municipal bond securities	Japanese other asset- backed securities and debt securities	Total
Beginning	¥156	¥16	¥172
Increase (Decrease) from the effects of changes in foreign exchange rates	(13)	0	(13)

Ending	¥143	¥16	¥159

	Millions of yen
	Three months ended December 31, 2023
	Foreign municipal bond securities	Foreign other asset- backed securities and debt securities	Total
Beginning	¥246	¥222	¥468
Additions to the allowance for credit losses on available-for-sale debt securities for which credit losses were not previously recorded	0	153	153
Increase (Decrease) from the effects of changes in foreign exchange rates	(13)	(14)	(27)

Ending	¥233	¥361	¥594

The following tables provide information about
available-for-sale
debt securities with gross unrealized losses (including allowance for credit losses) and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2023 and December 31, 2023, respectively:
March 31, 2023

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥2,588	¥(207)	¥662,897	¥(164,330)	¥665,485	¥(164,537)
Japanese prefectural and foreign municipal bond securities	97,721	(1,508)	194,280	(19,542)	292,001	(21,050)
Corporate debt securities	191,669	(6,570)	401,994	(66,837)	593,663	(73,407)
CMBS and RMBS in the Americas	16,691	(672)	23,653	(1,509)	40,344	(2,181)
Other asset-backed securities and debt securities	63,958	(2,300)	88,503	(6,851)	152,461	(9,151)

	¥372,627	¥(11,257)	¥1,371,327	¥(259,069)	¥1,743,954	¥(270,326)

December 31, 2023

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥200,888	¥(12,656)	¥635,722	¥(234,849)	¥836,610	¥(247,505)
Japanese prefectural and foreign municipal bond securities	100,648	(606)	181,375	(23,550)	282,023	(24,156)
Corporate debt securities	79,191	(724)	465,953	(83,452)	545,144	(84,176)
CMBS and RMBS in the Americas	1,768	(46)	34,868	(1,821)	36,636	(1,867)
Other asset-backed securities and debt securities	27,460	(1,242)	126,578	(3,923)	154,038	(5,165)

	¥409,955	¥(15,274)	¥1,444,496	¥(347,595)	¥1,854,451	¥(362,869)

The following table provides information about
available-for-sale
debt securities with gross unrealized losses for which allowance for credit losses were not recorded and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2023 and December 31, 2023, respectively:
March 31, 2023

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥2,588	¥(207)	¥662,897	¥(164,330)	¥665,485	¥(164,537)
Japanese prefectural and foreign municipal bond securities	97,721	(1,508)	190,805	(19,398)	288,526	(20,906)
Corporate debt securities	191,669	(6,570)	401,994	(66,837)	593,663	(73,407)
CMBS and RMBS in the Americas	16,691	(672)	23,653	(1,509)	40,344	(2,181)
Other asset-backed securities and debt securities	63,958	(2,300)	88,503	(6,851)	152,461	(9,151)

	¥372,627	¥(11,257)	¥1,367,852	¥(258,925)	¥1,740,479	¥(270,182)

December 31, 2023

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥200,888	¥(12,656)	¥635,722	¥(234,849)	¥836,610	¥(247,505)
Japanese prefectural and foreign municipal bond securities	99,421	(526)	177,837	(23,397)	277,258	(23,923)
Corporate debt securities	79,191	(724)	465,953	(83,452)	545,144	(84,176)
CMBS and RMBS in the Americas	1,768	(46)	34,868	(1,821)	36,636	(1,867)
Other asset-backed securities and debt securities	27,460	(1,242)	124,719	(3,391)	152,179	(4,633)

	¥408,728	¥(15,194)	¥1,439,099	¥(346,910)	¥1,847,827	¥(362,104)

The number of investment securities that were in an unrealized loss position as of March 31, 2023 and December 31, 2023 were 1,208 and 1,118, respectively. The gross unrealized losses on these debt securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.
As of March 31, 2023 and December 31, 2023, the amount of accrued revenues on available-for-sale
debt securities were ¥10,781 million and ¥14,596 million, respectively, which were included in other assets. The Company and its subsidiaries estimate credit losses and develop an allowance for credit losses for accrued interest receivables. There was no allowance for credit losses for accrued interest receivables as of March 31, 2023 and December 31, 2023.
For
available-for-sale
debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earning through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance of credit losses, the Company and its subsidiaries consider the existence of credit losses if the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written-off
and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.

Reversals of credit losses related to
available-for-sale
debt securities recognized for the nine months ended December 31, 2022 resulted from Japanese other asset-backed securities and debt securities due to the reduced credit risk by postponement of maturity date. Credit losses related to available-for-sale
debt securities recognized for the nine months ended December 31, 2023 resulted mainly from the respective deterioration of cash flows relating to foreign municipal bond securities and foreign other asset-backed securities and debt securities. The evaluation of credit losses with available-for-sale
debt securities is compared to the amortized cost of debt securities with the present value of cash flows estimated based on a number of overall conditions, including estimated fair value of the underlying receivables and the repayment priority of the securities. Because the Company and its subsidiaries do not intend to sell the debt security or it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, the Company and its subsidiaries recognized the allowance for credit losses.
Unrealized losses on
available-for-sale
debt securities mainly result from changes in market interest rates and foreign exchange rates, and changes in risk premiums. In order to evaluate the recoverability of the available-for-sale
debt securities, the Company and its subsidiaries utilize all available information such as an issuer’s financial condition and business outlook. The fair value of Japanese and foreign government bond securities, Japanese prefectural and foreign municipal bond, and corporate debt securities is mainly estimated based on prices for similar assets. If there are no prices for similar assets available, the fair value of these securities is estimated by using discounted cash flow methodologies and broker quotes. The fair value of CMBS and RMBS in the Americas and other asset-backed securities and debt securities refers to prices from independent pricing service vendors and brokers, such as trading prices and bit prices. If the Company and its subsidiaries cannot rely on such prices, the fair value is calculated by using discounted cash flow methodologies and broker quotes. In discounted cash flow methodologies, future cash flows estimated based on a number of assumptions such as default rate, prepayment rate, and seniority are discounted by discount rate adjusted for credit risk and liquidity risk.
There were no
available-for-sale
debt securities accounted for as purchased credit deterioration financial assets acquired for the nine months ended December 31, 2022 and 2023.

9.	Transfer of Financial Assets
The Company and its subsidiaries have securitized and transferred financial assets such as installment loans (commercial mortgage loans, housing loans and other).
In the securitization process, these financial assets are transferred to SPEs that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.
The Company and its subsidiaries often have continuing involvement with transferred financial assets by retaining the servicing arrangements and the interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs.
When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.
For the nine months ended December 31, 2022 and 2023, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥733,032 million and ¥636,424 million, respectively. For the nine months ended December 31, 2022 and 2023, gains (losses) from the securitization and transfer of loans were ¥15,058 million and ¥11,701 million, respectively, which is included in finance revenues in the consolidated statements of income.
For the three months ended December 31, 2022 and 2023, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥220,876 million and ¥165,305 million, respectively. For the three months ended December 31, 2022 and 2023, gains (losses) from the securitization and transfer of loans were ¥3,902 million and ¥2,486 million, respectively, which is included in finance revenues in the consolidated statements of income.
A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets for the nine and three months ended December 31, 2022 and 2023 are as follows:

	Millions of yen
	Nine months ended December 31, 2022	Nine months ended December 31, 2023	Three months ended December 31, 2022	Three months ended December 31, 2023
Beginning balance	¥70,254	¥72,265	¥80,190	¥80,496
Increase mainly from loans sold with servicing retained	8,150	6,530	2,724	1,742
Decrease mainly from amortization	(11,208)	(7,699)	(3,062)	(2,472)
Increase (Decrease) from the effects of changes in foreign exchange rates	5,969	4,524	(6,687)	(4,146)

Ending balance	¥73,165	¥75,620	¥73,165	¥75,620

The fair value of the servicing assets as of March 31, 2023 and December 31, 2023 are as follows:
	Millions of yen
	March 31, 2023	December 31, 2023
Beginning balance	¥83,732	¥101,375
Ending balance	¥101,375	¥116,400

10.	Variable Interest Entities
The Company and its subsidiaries use SPEs in the ordinary course of business.
These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for these SPEs. The Company and its subsidiaries determine a variable interest entity (hereinafter, “VIE”) among those SPEs when (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity.
The Company and its subsidiaries perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore results in the consolidation of the VIE:

•	the power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

•	the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.
All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.
The following are the factors that the Company and its subsidiaries are considering in a qualitative assessment:

•	which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities;

•	characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents);

•	involvement of other variable interest holders; and

•	the entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders.
The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	designing the structuring of a transaction;

•	providing an equity investment and debt financing;

•	being the investment manager, asset manager or servicer and receiving variable fees; and

•	providing liquidity and other financial support.
The Company and its subsidiaries do not have the power to direct activities of a VIE that most significantly impact the VIE’s economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIE.

Information about VIEs (consolidated and
non-consolidated)
for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs
March 31, 2023

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,907	1	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	55,456	13,060	15,596	0
(d) VIEs for corporate rehabilitation support business	664	7	0	0
(e) VIEs for investment in securities	180,569	399	0	62,340
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	224,949	155,706	224,949	0
(g) VIEs for securitization of loan receivable originated by third parties	548	1,106	548	0
(h) VIEs for power generation projects	258,396	164,813	187,892	38,099
(i) Other VIEs	168,574	63,864	137,481	0

Total	¥891,063	¥398,956	¥566,466	¥100,439

December 31, 2023

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,724	1	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	52,443	13,340	16,148	0
(d) VIEs for corporate rehabilitation support business	272	5	0	0
(e) VIEs for investment in securities	203,747	142	0	73,574
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	205,526	159,896	205,526	0
(g) VIEs for securitization of loan receivable originated by third parties	591	1,179	591	0
(h) VIEs for power generation projects	544,659	393,162	186,004	38,099
(i) Other VIEs	192,026	69,913	149,336	0

Total	¥1,200,988	¥637,638	¥557,605	¥111,673

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs
March 31, 2023

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥8,247	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	648,468	10,721	8,805	20,526
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	10,887,430	0	98,742	173,314
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	901,544	0	10,475	10,475
(h) VIEs for power generation projects	16,138	0	3,691	4,491
(i) Other VIEs	1,726,717	3,333	28,835	43,405

Total	¥14,188,544	¥14,054	¥151,539	¥253,202

December 31, 2023

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥8,238	¥0	¥16	¥16
(b) VIEs for acquisition of real estate and real estate development projects for customers	998,202	46,120	10,541	59,672
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	15,674,520	0	220,270	304,201
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,364,135	0	13,667	13,667
(h) VIEs for power generation projects	13,367	0	2,426	4,476
(i) Other VIEs	2,167,330	3,539	35,706	57,826

Total	¥20,225,792	¥49,659	¥282,626	¥439,858

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets
The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse
loans from financial institutions and have an equity investment made by the customer. The Company and its subsidiaries provide non-recourse
loans to such VIEs and make investments in them. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries, investments are mainly included in other assets in the Company’s consolidated balance sheets.
(b) VIEs for acquisition of real estate and real estate development projects for customers
Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.
The Company and its subsidiaries provide
non-recourse
loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.
In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents and investment in affiliates.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in investment in securities, investment in affiliates and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business
The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse
loans from financial institutions and simplify the administration activities necessary for the real estate.
The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, investment in securities, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities.
(d) VIEs for corporate rehabilitation support business
Financial institutions, the Company and its subsidiaries are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.
The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in other liabilities.

(e) VIEs for investment in securities
The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by certain subsidiaries or fund management companies that are independent of the Company and its subsidiaries.
Certain subsidiaries consolidated certain such VIEs since the subsidiaries have the majority of the investment share of them, and have the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and investment in affiliates, and liabilities of those consolidated VIEs are mainly included in other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable
The Company and its subsidiaries use VIEs to securitize financial assets such as loan receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.
The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash and installment loans, and liabilities of those consolidated VIEs are mainly included in short -term debt, long-term debt and other liabilities.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in other assets in the Company’s consolidated balance sheets.
(g) VIEs for securitization of loan receivable originated by third parties
The Company and its subsidiaries invest in CMBS, RMBS and other asset-backed securities originated by third parties. In some cases of such securitization, certain subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.
The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets.
(h) VIEs for power generation projects
The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations and coal-biomass co-fired
power plants on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
Variable interests of
non-consolidated
VIEs, which the Company has, are included in investment in affiliates in the Company’s consolidated balance sheets. The Company has commitment agreements by which the Company may be required to make additional investment in certain such non-consolidated
VIEs.
(i) Other VIEs
The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated
VIEs of this category are mainly kumiai structures. In addition, certain subsidiaries have consolidated VIEs that are not included in the categories (a) through (h) above, because the subsidiaries hold the subordinated portion of the VIEs and the VIEs are effectively controlled by the subsidiaries.
In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPEs. As a way to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse
loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPEs, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPEs.
The Company may use VIEs for financing. The Company transfers its own held assets to SPEs, which borrow non-recourse
loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and performs administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, investment in affiliates, office facilities and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in investment in securities and investment in affiliates in the Company’s consolidated balance sheets. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.

11.	Investment in Affiliates
Investment in affiliates at March 31, 2023 and December 31, 2023 consists of the following:

	Millions of yen
	March 31, 2023	December 31, 2023
Shares*	¥973,929	¥1,071,807
Loans and others	26,775	29,753

	¥1,000,704	¥1,101,560

*
There were certain investees measured at fair value by electing the fair value option, primarily to reduce volatility in the equity in net income (loss) of the investees arising from the difference in the measurement basis of their assets and liabilities. The shares in these investees amounted to ¥2,511 million and ¥5,737 million as of March 31, 2023 and December 31, 2023, respectively.

12.	Redeemable Noncontrolling Interests
Changes in redeemable noncontrolling interests for the nine months ended December 31, 2022 and 2023 are as follows:

	Millions of yen
	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Beginning balance	¥0	¥945
Transaction with noncontrolling interests	949	979
Comprehensive income
Net income	23	65
Other comprehensive income (losses)
Net unrealized gains (losses) on investment in debt securities	0	8
Net change of foreign currency translation adjustments	2	66
Total other comprehensive income	2	74
Comprehensive income	25	139
Dividends	0	(218)

Ending balance	¥974	¥1,845

13.	Accumulated Other Comprehensive Income (Loss)
Changes in each component of accumulated other comprehensive income
(
loss
) attributable
to
ORIX Corporation Shareholders
for
the
nine months ended December 31, 2022 and 2023, are as follows:

	Nine months ended December 31, 2022
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Impact of changes in policy liability discount rate	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2022 *1	¥(72,892)	¥37,536	¥221	¥(8,072)	¥61,914	¥2,788	¥21,495

Net unrealized gains (losses) on investment in securities, net of tax of ¥ 69,092 million	(181,083)						(181,083)
Reclassification adjustment included in net income, net of tax of ¥ 465 million	(1,300)						(1,300)
Impact of changes in policy liability discount rate, net of tax of ¥(65,509) million		169,383					169,383
Debt valuation adjustments, net of tax of ¥(7) million			21				21
Reclassification adjustment included in net income, net of tax of ¥ 3 million			(9)				(9)
Defined benefit pension plans, net of tax of ¥ 39 million				(54)			(54)
Reclassification adjustment included in net income, net of tax of ¥ 49 million				(138)			(138)
Foreign currency translation adjustments, net of tax of ¥ 5,849 million					105,084		105,084
Reclassification adjustment included in net income, net of tax of ¥(977) million					2,246		2,246
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(6,060) million						22,216	22,216
Reclassification adjustment included in net income, net of tax of ¥ 343 million						(1,039)	(1,039)

Total other comprehensive income (loss)	(182,383)	169,383	12	(192)	107,330	21,177	115,327

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interests	0	0	0	(2)	3,857	1,963	5,818

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	0	0	2	0	2

Balance at December 31, 2022 *2	¥(255,275)	¥206,919	¥233	¥(8,262)	¥165,385	¥22,002	¥131,002

*1
As of March 31, 2022, the amount of impact of changes in policy liability discount rate contained a loss of ¥(24,641
) million (net of tax of ¥
4,296
million ) of cumulative effect of changes in the discount rates between contract inception date and the transition date of April 1, 2021 of LDTI and an income of ¥
62,177

million (net of tax of ¥(23,126
) million ) of changes after the transition date. For further information about impact of changes in policy liability discount rate, see Note 18. “Long-Duration Insurance Contracts Relating to Life Insurance Operations”.

*2	As of December 31, 2022, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

	Nine months ended December 31, 2023
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Impact of changes in policy liability discount rate	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2023 * 1	¥(183,034)	¥164,516	¥275	¥(3,617)	¥155,912	¥22,083	¥156,135

Net unrealized gains (losses) on investment in securities, net of tax of ¥19,590 million	(48,503)						(48,503)
Reclassification adjustment included in net income, net of tax of ¥1,613 million	(4,563)						(4,563)
Impact of changes in policy liability discount rate, net of tax of ¥(21,316) million		64,666					64,666
Debt valuation adjustments, net of tax of ¥53 million			(137)				(137)
Reclassification adjustment included in net income, net of tax of ¥5 million			(12)				(12)
Defined benefit pension plans, net of tax of ¥(39) million				127			127
Reclassification adjustment included in net income, net of tax of ¥78 million				(211)			(211)
Foreign currency translation adjustments, net of tax of ¥12,251 million					98,920		98,920
Reclassification adjustment included in net income, net of tax of ¥(3,472) million					7,731		7,731
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(23) million						(904)	(904)
Reclassification adjustment included in net income, net of tax of ¥692 million						(2,108)	(2,108)

Total other comprehensive income (loss)	(53,066)	64,666	(149)	(84)	106,651	(3,012)	115,006

Transaction with noncontrolling interests	0	0	0	0	11	(176)	(165)

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interests	0	0	0	(6)	1,130	(118)	1,006

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	8	0	0	0	66	0	74

Balance at December 31, 2023 * 2	¥(236,108)	¥229,182	¥126	¥(3,695)	¥261,378	¥19,013	¥269,896

*1
As of March 31, 2023, the amount of impact of changes in policy liability discount rate contained a loss of ¥(24,641) million (net of tax of ¥4,296 million ) of cumulative effect of changes in the discount rates between contract inception date and the transition date of April 1, 2021 of LDTI and an income of ¥189,157 million (net of tax of ¥(66,702) million ) of changes after the transition date. For further information about impact of changes in policy liability discount rate, see Note 18. “Long-Duration Insurance Contracts Relating to Life Insurance Operations”.

*2
As of December 31, 2023, net unrealized gains (losses) on investment in securities contained ¥(128) million (net of tax of ¥25 million ) of net unrealized gains (losses) on investment in securities related to available-for-sale
debt securities with allowance for credit losses.

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the three months ended December 31, 2022 and 2023, are as follows:

	Three months ended December 31, 2022
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Impact of changes in policy liability discount rate	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at September 30, 2022 * 1	¥(216,759)	¥196,902	¥281	¥(8,390)	¥239,035	¥19,847	¥230,916

Net unrealized gains (losses) on investment in securities, net of tax of ¥15,067 million	(38,088)						(38,088)
Reclassification adjustment included in net income, net of tax of ¥173 million	(428)						(428)
Impact of changes in policy liability discount rate, net of tax of ¥(3,773) million		10,017					10,017
Debt valuation adjustments, net of tax of ¥18 million			(45)				(45)
Reclassification adjustment included in net income, net of tax of ¥1 million			(3)				(3)
Defined benefit pension plans, net of tax of ¥(42) million				171			171
Reclassification adjustment included in net income, net of tax of ¥16 million				(47)			(47)
Foreign currency translation adjustments, net of tax of ¥(21,294) million					(79,909)		(79,909)
Reclassification adjustment included in net income, net of tax of ¥(965) million					2,144		2,144
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(1,353) million						5,134	5,134
Reclassification adjustment included in net income, net of tax of ¥779 million						(2,488)	(2,488)

Total other comprehensive income (loss)	(38,516)	10,017	(48)	124	(77,765)	2,646	(103,542)

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interests	0	0	0	(4)	(4,029)	491	(3,542)

Less: Other Comprehensive Income (loss) Attributable to the Redeemable Noncontrolling Interests	0	0	0	0	(86)	0	(86)

Balance at December 31, 2022 * 2	¥(255,275)	¥206,919	¥233	¥(8,262)	¥165,385	¥22,002	¥131,002

*1
As of September 30, 2022, the amount of impact of changes in policy liability discount rate contained a loss of ¥(24,641) million (net of tax of ¥4,296 million ) of cumulative effect of changes in the discount rates between contract inception date and the transition date of April 1, 2021 of LDTI and an income of ¥221,543 million (net of tax of ¥(84,862) million ) of changes after the transition date. For further information about impact of changes in policy liability discount rate, see Note 18. “Long-Duration Insurance Contracts Relating to Life Insurance Operations”.

*2	As of December 31, 2022, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

	Three months ended December 31, 2023
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Impact of changes in policy liability discount rate	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at September 30, 2023	¥(283,445)	¥275,092	¥152	¥(3,706)	¥314,152	¥24,455	¥326,700

Net unrealized gains (losses) on investment in securities, net of tax of ¥(15,934) million	48,481						48,481
Reclassification adjustment included in net income, net of tax of ¥402 million	(1,135)						(1,135)
Impact of changes in policy liability discount rate , net of tax of ¥17,429 million		(45,910)					(45,910)
Debt valuation adjustments, net of tax of ¥10 million			(23)				(23)
Reclassification adjustment included in net income, net of tax of ¥2 million			(3)				(3)
Defined benefit pension plans, net of tax of ¥(20) million				76			76
Reclassification adjustment included in net income, net of tax of ¥26 million				(71)			(71)
Foreign currency translation adjustments, net of tax of ¥(10,481) million					(59,480)		(59,480)
Reclassification adjustment included in net income, net of tax of ¥(1,144) million					2,548		2,548
Net unrealized gains (losses) on derivative instruments, net of tax of ¥2,049 million						(7,527)	(7,527)
Reclassification adjustment included in net income, net of tax of ¥(597) million						2,107	2,107

Total other comprehensive income (loss)	47,346	(45,910)	(26)	5	(56,932)	(5,420)	(60,937)

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interests	0	0	0	(6)	(4,061)	22	(4,045)

Less: Other Comprehensive Income (loss) Attributable to the Redeemable Noncontrolling Interests	9	0	0	0	(97)	0	(88)

Balance at December 31, 2023 *	¥(236,108)	¥229,182	¥126	¥(3,695)	¥261,378	¥19,013	¥269,896

*
As of December 31, 2023, net unrealized gains (losses) on investment in securities contained ¥(128) million (net of tax of ¥25 million ) of net unrealized gains (losses) on investment in securities related to available-for-sale
debt securities with allowance for credit losses.

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the nine months ended December 31, 2022 and 2023 are as follows:

	Nine months ended December 31, 2022
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥119	Gains on investment securities and dividends
Sales of debt securities	1,261	Life insurance premiums and related investment income
Amortization of debt securities	369	Finance revenues
Amortization of debt securities	553	Life insurance premiums and related investment income
Others	(537)	Write-downs of securities

	1,765	Total before income tax
	(465)	Income tax (expense) or benefit

	¥1,300	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥12	Life insurance costs

	12	Total before income tax
	(3)	Income tax (expense) or benefit

	¥9	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥257	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(69)	See Note 16 “Pension Plans”
Amortization of transition obligation	(1)	See Note 16 “Pension Plans”

	187	Total before income tax
	(49)	Income tax (expense) or benefit

	¥138	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(11,275)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation	8,052	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(3,223)	Total before income tax
	977	Income tax (expense) or benefit

	¥(2,246)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(134)	Interest expense
Foreign exchange contracts	0	Interest expense/Other (income) and expense
Foreign currency swap agreements	1,516	Interest expense/Other (income) and expense

	1,382	Total before income tax
	(343)	Income tax (expense) or benefit

	¥1,039	Net of tax

	Nine months ended December 31, 2023
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥148	Gains on investment securities and dividends
Sales of debt securities	2,516	Life insurance premiums and related investment income
Amortization of debt securities	525	Finance revenues
Amortization of debt securities	2,987	Life insurance premiums and related investment income

	6,176	Total before income tax
	(1,613)	Income tax (expense) or benefit

	¥4,563	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥17	Life insurance costs

	17	Total before income tax
	(5)	Income tax (expense) or benefit

	¥12	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥336	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(46)	See Note 16 “Pension Plans”
Amortization of transition obligation	(1)	See Note 16 “Pension Plans”

	289	Total before income tax
	(78)	Income tax (expense) or benefit

	¥211	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(11,329)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense
Sales or liquidation	126	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(11,203)	Total before income tax
	3,472	Income tax (expense) or benefit

	¥(7,731)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(20)	Interest expense
Foreign currency swap agreements	2,820	Interest expense/Other (income) and expense

	2,800	Total before income tax
	(692)	Income tax (expense) or benefit

	¥2,108	Net of tax

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the three months ended December 31, 2022 and 2023 are as follows:

	Three months ended December 31, 2022
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥102	Gains on investment securities and dividends
Sales of debt securities	450	Life insurance premiums and related investment income
Amortization of debt securities	207	Finance revenues
Amortization of debt securities	379	Life insurance premiums and related investment income
Others	(537)	Write-downs of securities and other

	601	Total before income tax
	(173)	Income tax (expense) or benefit

	¥428	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥4	Life insurance costs

	4	Total before income tax
	(1)	Income tax (expense) or benefit

	¥3	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥87	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(24)	See Note 16 “Pension Plans”
Amortization of transition obligation	(0)	See Note 16 “Pension Plans”

	63	Total before income tax
	(16)	Income tax (expense) or benefit

	¥47	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(9,622)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense
Sales or liquidation	6,513	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(3,109)	Total before income tax
	965	Income tax (expense) or benefit

	¥(2,144)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥23	Interest expense
Foreign exchange contracts	164	Interest expense/Other (income) and expense
Foreign currency swap agreements	3,080	Interest expense/Other (income) and expense

	3,267	Total before income tax
	(779)	Income tax (expense) or benefit

	¥2,488	Net of tax

	Three months ended December 31, 2023
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥17	Gains on investment securities and dividends
Sales of debt securities	211	Life insurance premiums and related investment income
Amortization of debt securities	212	Finance revenues
Amortization of debt securities	1,097	Life insurance premiums and related investment income

	1,537	Total before income tax
	(402)	Income tax (expense) or benefit

	¥1,135	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥5	Life insurance costs

	5	Total before income tax
	(2)	Income tax (expense) or benefit

	¥3	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥111	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(14)	See Note 16 “Pension Plans”
Amortization of transition obligation	(0)	See Note 16 “Pension Plans”

	97	Total before income tax
	(26)	Income tax (expense) or benefit

	¥71	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(3,693)	Interest expense
Sales or liquidation	¥1	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(3,692)	Total before income tax
	1,144	Income tax (expense) or benefit

	¥(2,548)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥10	Interest expense
Foreign currency swap agreements	(2,714)	Interest expense/Other (income) and expense

	(2,704)	Total before income tax
	597	Income tax (expense) or benefit

	¥(2,107)	Net of tax

14.	ORIX Corporation Shareholders’ Equity
Information about ORIX Corporation Shareholders’ Equity for the nine months ended December 31, 2022 and 2023 are as follows:

(1)	Dividend payments

	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Resolution	The board of directors on May 18, 2022	The board of directors on May 17, 2023
Type of shares	Common stock	Common stock
Total dividends paid	¥55,704 million	¥50,209 million
Dividend per share	¥46.60	¥42.80
Date of record for dividend	March 31, 2022	March 31, 2023
Effective date for dividend	June 3, 2022	June 5, 2023
Dividend resource	Retained earnings	Retained earnings

Resolution	The board of directors on November 7, 2022	The board of directors on November 1, 2023
Type of shares	Common stock	Common stock
Total dividends paid	¥50,586 million	¥49,691 million
Dividend per share	¥42.80	¥42.80
Date of record for dividend	September 30, 2022	September 30, 2023
Effective date for dividend	December 6, 2022	December 7, 2023
Dividend resource	Retained earnings	Retained earnings
Total dividends paid by resolution of the board of directors on May 18, 2022 include ¥91 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2022. Total dividends paid by resolution of the board of directors on May 17, 2023 include ¥120 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2023.
Total dividends to be paid by resolution of the board of directors on November 7, 2022 include ¥122 million of dividends to be paid to the Board Incentive Plan Trust for the nine months ended December 31, 2022. Total dividends to be paid by resolution of the board of directors on November 1, 2023 include ¥120 million of dividends to be paid to the Board Incentive Plan Trust for the nine months ended December 31, 2023.

(2)
There were no applicable dividends for which the date of record was during the nine months ended December 31, 2022 and 2023, and for which the effective date was after December 31, 2022 and 2023, for each respective period.

15.	Selling, General and Administrative Expenses
Selling, general and administrative expenses for the nine months ended December 31, 2022 and 2023 are as follows:

	Millions of yen
	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Personnel expenses	¥238,728	¥258,510
Selling expenses	64,151	78,390
Administrative expenses	102,845	115,302
Depreciation of office facilities	6,563	6,734

Total	¥412,287	¥458,936

Selling, general and administrative expenses for the three months ended December 31, 2022 and 2023 are as follows:

	Millions of yen
	Three months ended December 31, 2022	Three months ended December 31, 2023
Personnel expenses	¥84,628	¥87,327
Selling expenses	22,900	27,583
Administrative expenses	34,592	39,421
Depreciation of office facilities	2,213	2,340

Total	¥144,333	¥156,671

16.	Pension Plans
The Company and certain subsidiaries have contributory and
non-contributory
pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum
payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.
The Company and certain subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in debt securities and marketable equity securities.
Net periodic pension cost for the nine months ended December 31, 2022 and 2023 consists of the following:

	Millions of yen
	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Japanese plans:
Service cost	¥4,290	¥4,178
Interest cost	522	904
Expected return on plan assets	(2,051)	(2,027)
Amortization of prior service credit	(19)	(63)
Amortization of net actuarial loss	58	45

Net periodic pension cost	¥2,800	¥3,037

	Millions of yen
	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Overseas plans:
Service cost	¥2,741	¥2,155
Interest cost	1,533	2,416
Expected return on plan assets	(3,561)	(4,715)
Amortization of prior service credit	(238)	(273)
Amortization of net actuarial loss	11	1
Amortization of transition obligation	1	1

Net periodic pension cost	¥487	¥(415)

Note:	Net periodic pension cost is charged in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

Net periodic pension cost for the three months ended December 31, 2022 and 2023 consists of the following:

	Millions of yen
	Three months ended December 31, 2022	Three months ended December 31, 2023
Japanese plans:
Service cost	¥1,465	¥1,418
Interest cost	175	303
Expected return on plan assets	(689)	(675)
Amortization of prior service credit	(6)	(21)
Amortization of net actuarial loss	20	14

Net periodic pension cost	¥965	¥1,039

	Millions of yen
	Three months ended December 31, 2022	Three months ended December 31, 2023
Overseas plans:
Service cost	¥928	¥719
Interest cost	523	946
Expected return on plan assets	(1,213)	(1,614)
Amortization of prior service credit	(81)	(90)
Amortization of net actuarial loss	4	0
Amortization of transition obligation	0	0

Net periodic pension cost	¥161	¥(39)

Note:	Net periodic pension cost is charged in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

17.	Income and Expenses Relating to Life Insurance Operations
Life insurance premiums and related investment income for the nine and three months ended December 31, 2022 and 2023 consist of the following:

	Millions of yen
	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Life insurance premiums	¥328,308	¥332,188
Life insurance related investment income*	28,009	61,824

	¥356,317	¥394,012

*
Life insurance related investment income for the nine months ended December 31, 2022 and 2023 include net unrealized holding a loss of ¥9,301 million and a gain of ¥23,027 million on equity securities held as of December 31, 2022 and 2023, respectively.

	Millions of yen
	Three months ended December 31, 2022	Three months ended December 31, 2023
Life insurance premiums	¥107,546	¥109,405
Life insurance related investment income (loss)*	(14,440)	(1,131)

	¥93,106	¥108,274

*
Life insurance related investment income (loss) for the three months ended December 31, 2022 and 2023 include net unrealized holding a loss of ¥357 million and a gain of ¥5,647 million on equity securities held as of December 31, 2022 and 2023, respectively.

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For the nine and three months ended December 31, 2022 and 2023, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Reinsurance benefits	¥1,080	¥1,553
Reinsurance premiums	(3,560)	(3,531)

	Millions of yen
	Three months ended December 31, 2022	Three months ended December 31, 2023
Reinsurance benefits	¥423	¥276
Reinsurance premiums	(1,170)	(1,158)
Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders, and net gains or losses from derivative contracts, which consist of gains or losses from futures and foreign exchange contracts, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts. In addition, the fair value option was elected for the entire variable annuity and variable life insurance contracts to offset earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. Life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts for which the fair value option was elected and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.

The portion of the total change in the fair value of variable annuity and variable life insurance contracts that results from a change in the instrument-specific credit risk is recognized in other comprehensive income (loss), net of applicable income taxes.
The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for the nine and three months ended December 31, 2022 and 2023 are mainly as follows:

	Millions of yen
	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥(10,994)	¥21,348
Net gains or losses from derivative contracts :	(203)	(2,308)
Futures	200	(1,952)
Foreign exchange contracts	(403)	(356)

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(35,931)	¥(6,128)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	23,179	20,556
Changes in the fair value of the reinsurance contracts	76	1,243

	Millions of yen
	Three months ended December 31, 2022	Three months ended December 31, 2023
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥826	¥5,836
Net gains or losses from derivative contracts :	(455)	(337)
Futures	(652)	(395)
Foreign exchange contracts	197	58

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(7,286)	¥(2,401)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	6,213	6,708
Changes in the fair value of the reinsurance contracts	564	237

18.	Long-Duration Insurance Contracts Relating to Life Insurance Operations
The Company and its subsidiaries adopted the modified retrospective transition approach to the liability for future policy benefits and deferred policy acquisition costs based on the balance as of April 1, 2021, the transition date, in accordance with Accounting Standards Update
2018-12
(“Targeted Improvements to Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)).
The following table presents the effect on the liability for future policy benefits (including deferred profit liabilities) as of the transition date, using the modified retrospective transition approach.

	Millions of yen
	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Total
Balance at March 31, 2021	¥610,877	¥493,558	¥48,259	¥1,152,694

Effect of change in discount rates *	22,686	52,967	(46,716)	28,937

Balance at April 1, 2021	¥633,563	¥546,525	¥1,543	¥1,181,631

*	The impact on the liability for future policy benefits is due to the difference in the discount rates used before and after the adoption of LDTI.
The following tables present balances of and changes in the liability for future policy benefits as of and for the fiscal year ended March 31, 2022.

	Millions of yen
	March 31, 2022
Present value of expected net premiums	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Balance at April 1, 2021	¥909,868	¥1,377,265	¥366,081

Beginning balance at original discount rate	843,892	1,261,182	355,835

Effect of changes in cash flow assumptions	21,353	28,690	662
Effect of actual variances from expected experience	2,351	1,414	(209)

Adjusted beginning balance	867,596	1,291,286	356,288

Issuances	82,105	86,304	77,532
Interests	12,490	19,412	9,263
Net premium earned	(96,605)	(114,874)	(49,290)
Actual variances from cash flow assumptions	(299)	(652)	(8)
Derecognition	7,285	3,901	2,610
Effect of changes in foreign exchange rate	0	0	41,684

Ending balance at original discount rate	872,572	1,285,377	438,079

Effect of changes in discount rates	54,338	95,576	(15,326)

Balance at March 31, 2022	¥926,910	¥1,380,953	¥422,753

	Millions of yen
	March 31, 2022
Present value of expected future policy benefits	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Balance at April 1, 2021	¥1,526,258	¥1,877,906	¥366,081

Beginning balance at original discount rate	1,437,596	1,708,857	402,552

Effect of changes in cash flow assumptions	22,525	29,515	626

Adjusted beginning balance	1,460,121	1,738,372	403,178

Issuances	82,105	86,304	77,532
Interests	23,867	27,677	11,125
Insurance claims paid	(42,897)	(65,052)	(1,631)
Actual variances from cash flow assumptions	(12,698)	(6,083)	(329)
Derecognition	24,520	12,773	2,533
Effect of changes in foreign exchange rate	0	0	51,096

Ending balance at original discount rate	1,535,018	1,793,991	543,504

Effect of changes in discount rates	56,250	128,012	(106,040)

Balance at March 31, 2022	¥1,591,268	¥1,922,003	¥437,464

Net liability for future policy benefits	¥664,358	¥541,050	¥14,711
Deferred profit liabilities	26,173	54,801	7,573

Subtotal	690,531	595,851	22,284

Less: Reinsurance recoverable	210	0	0

The liability for future policy benefits, after reinsurance recoverable	¥690,321	¥595,851	¥22,284

The following table provides the breakdown of the policy liabilities and policy account balances recorded in the consolidated balance sheets as of March 31, 2022:

Millions of yen
March 31, 2022
Yen-denominated insurance (First Sector)	¥690,321
Yen-denominated insurance (Third Sector)	595,851
Foreign currency denominated insurance	22,284

Subtotal	1,308,456

Policy account balances for variable annuity and variable life insurance contracts and market risk benefits	198,905
Fixed annuities and annuitization benefits	193,322
Others*	212,015

Total	¥1,912,698

*	Others include unearned premiums and liabilities for unpaid claims.

The following tables present balances of and changes in the liability for future policy benefits as of and for the fiscal year ended March 31, 2023 and for the nine months ended December 31, 2023.

	Millions of yen
	March 31, 2023			December 31, 2023
Present value of expected net premiums	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Beginning balance	¥926,910	¥1,380,953	¥422,753	¥894,537	¥1,389,063	¥374,951

Beginning balance at original discount rate	872,572	1,285,377	438,079	865,333	1,338,398	409,847

Effect of changes in cash flow assumptions	126	48,389	(6,975)	0	0	0
Effect of actual variances from expected experience	2,495	22,851	(1,957)	0	0	0

Adjusted beginning balance	875,193	1,356,617	429,147	865,333	1,338,398	409,847

Issuances	76,519	83,982	22,660	56,800	41,433	31,754
Interests	11,715	18,762	10,966	8,202	13,920	8,961
Net premium earned	(101,554)	(117,670)	(60,198)	(71,409)	(88,975)	(47,295)
Actual variances from cash flow assumptions	(385)	(710)	(1,274)	(392)	(661)	(982)
Derecognition	3,845	(2,583)	(33,441)	2,183	(4,226)	(24,426)
Effect of changes in foreign exchange rate	0	0	41,987	0	0	26,588

Ending balance at original discount rate	865,333	1,338,398	409,847	860,717	1,299,889	404,447

Effect of changes in discount rates	29,204	50,665	(34,896)	17,744	24,164	(29,801)

Ending balance	¥894,537	¥1,389,063	¥374,951	¥878,461	¥1,324,053	¥374,646

	Millions of yen
	March 31, 2023			December 31, 2023
Present value of expected future policy benefits	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Beginning balance	¥1,591,268	¥1,922,003	¥437,464	¥1,571,886	¥1,918,462	¥387,073

Beginning balance at original discount rate	1,535,018	1,793,991	543,504	1,598,009	1,887,744	573,616

Effect of changes in cash flow assumptions	1,506	53,098	(6,296)	0	0	0

Adjusted beginning balance	1,536,524	1,847,089	537,208	1,598,009	1,887,744	573,616

Issuances	76,519	83,982	22,660	56,800	41,433	31,754
Interests	24,023	27,839	14,552	17,989	21,138	12,731
Insurance claims paid	(45,075)	(96,364)	(13,370)	(37,257)	(53,229)	(13,247)
Actual variances from cash flow assumptions	(12,376)	20,178	9,002	(10,522)	(5,234)	8,484
Derecognition	18,394	5,020	(47,189)	13,955	1,216	(36,967)
Effect of changes in foreign exchange rate	0	0	50,753	0	0	36,347

Ending balance at original discount rate	1,598,009	1,887,744	573,616	1,638,974	1,893,068	612,718

Effect of changes in discount rates	(26,123)	30,718	(186,543)	(79,788)	(36,446)	(184,564)

Ending balance	¥1,571,886	¥1,918,462	¥387,073	¥1,559,186	¥1,856,622	¥428,154

Net liability for future policy benefits	¥677,349	¥529,399	¥12,122	¥680,725	¥532,569	¥53,508
Deferred profit liabilities	35,770	61,668	15,578	42,565	68,462	22,601

Subtotal	713,119	591,067	27,700	723,290	601,031	76,109

Less: Reinsurance recoverable	215	0	0	132	0	0

The liability for future policy benefits, after reinsurance recoverable	¥712,904	¥591,067	¥27,700	¥723,158	¥601,031	¥76,109

The following tables provide the breakdown of the policy liabilities and policy account balances recorded in the consolidated balance sheets as of March 31, 2023 and December 31, 2023:

	Millions of yen
	March 31, 2023	December 31, 2023
Yen-denominated insurance (First Sector)	¥712,904	¥723,158
Yen-denominated insurance (Third Sector)	591,067	601,031
Foreign currency denominated insurance	27,700	76,109

Subtotal	1,331,671	1,400,298

Policy account balances for variable annuity and variable life insurance contracts and market risk benefits	163,734	157,813
Fixed annuities and annuitization benefits	158,952	144,710
Others*	177,700	155,672

Total	¥1,832,057	¥1,858,493

*	Others include unearned premiums and liabilities for unpaid claims.

The amount of undiscounted and discounted expected future gross premiums and expected future policy benefits and expenses as of March 31, 2023 and December 31, 2023 are as follows:

	Millions of yen
	March 31, 2023		December 31, 2023
	Undiscounted	Discounted	Undiscounted	Discounted
Yen-denominated insurance (First Sector)
Expected future gross premiums	¥1,538,107	¥1,429,503	¥1,526,792	¥1,402,791
Expected future policy benefits and expenses	2,291,205	1,571,886	2,345,988	1,559,186

Yen-denominated insurance (Third Sector)
Expected future gross premiums	2,695,239	2,388,386	2,623,016	2,282,350
Expected future policy benefits and expenses	2,578,630	1,918,462	2,582,551	1,856,622

Foreign currency denominated insurance
Expected future gross premiums	626,411	492,588	641,581	506,745
Expected future policy benefits and expenses	1,097,567	387,073	1,198,652	428,154

For the fiscal year ended March 31, 2023 and the nine months ended December 31, 2023, the effects of net premium exceeding gross premiums in certain cohorts are immaterial in earnings for the respective periods.
The amounts of gross premiums and interest expense recognized in the consolidated statement of income for the nine and three months ended December 31, 2022 and 2023 are as follows:

	Millions of yen
	Nine months ended December 31, 2022		Nine months ended December 31, 2023
	Gross premiums	Interest expense	Gross premiums	Interest expense
Yen-denominated insurance (First Sector)	¥111,457	¥9,146	¥114,721	¥9,787
Yen-denominated insurance (Third Sector)	154,992	6,775	153,508	7,218
Foreign currency denominated insurance	60,849	2,607	62,781	3,770

Total	¥327,298	¥18,528	¥331,010	¥20,775

	Millions of yen
	Three months ended December 31, 2022		Three months ended December 31, 2023
	Gross premiums	Interest expense	Gross premiums	Interest expense
Yen-denominated insurance (First Sector)	¥38,074	¥3,099	¥40,019	¥3,303
Yen-denominated insurance (Third Sector)	51,678	2,310	50,774	2,455
Foreign currency denominated insurance	17,376	983	18,493	1,389

Total	¥107,128	¥6,392	¥109,286	¥7,147

The weighted average discount rates for the liability for future policy benefits as of March 31, 2023 and December 31, 2023 are as follows:

	Weighted average rate
	March 31, 2023	December 31, 2023
Yen-denominated insurance (First Sector)
Weighted average of the original discount rates	1.6%	1.7%
Weighted average of the current discount rates	1.9	2.1

Yen-denominated insurance (Third Sector)
Weighted average of the original discount rates	1.7	1.7
Weighted average of the current discount rates	1.8	2.0

Foreign currency denominated insurance
Weighted average of the original discount rates	2.9	3.1
Weighted average of the current discount rates	5.2	5.2

The weighted average duration of the liability for future policy benefit as of March 31, 2023 and December 31, 2023 are as follows:

	Years
	March 31, 2023	December 31, 2023
Yen-denominated insurance (First Sector)	37.9	36.7
Yen-denominated insurance (Third Sector)	36.8	35.2
Foreign currency denominated insurance	40.7	37.8

Assumptions for calculating the liability for future policy benefits include assumptions related to mortality, morbidity, lapse rates and discount rates. The Company and its subsidiaries recognized actual variances from expected experience and updated the assumptions during the fiscal year ended March 31, 2023 as follows. For the nine months ended December 31, 2023, the Company and its subsidiaries continued to use the same assumptions.

•	Yen-denominated insurance (First Sector)
The Company and its subsidiaries reviewed actual experience during the fiscal year ended March 31, 2023. As a result, the Company and its subsidiaries updated expected mortality and lapse rates due to the lower-than-expected mortality and lapse rates.

•	Yen-denominated insurance (Third Sector)
The Company and its subsidiaries reviewed actual experience during the fiscal year ended March 31, 2023. As a result, the Company and its subsidiaries updated expected mortality and lapse rates due to the higher-than-expected mortality and the lower-than-expected lapse rate. The actual morbidity was higher than expected due to the impact of a significant amount of hospitalization benefits for deemed hospitalization caused by
COVID-19.
However, the relevant morbidity assumptions were not updated because benefits arising from such hospitalization benefits are not eligible for claim after reclassification of the legal category of
COVID-19
by Japanese government.

•	Foreign currency denominated insurance
The Company and its subsidiaries reviewed actual experience during the fiscal year ended March 31, 2023. As a result, the Company and its subsidiaries updated expected mortality and lapse rates due to lower-than-expected mortality and higher-than-expected lapse rate.
The market data underlying the discount rate was updated quarterly for both the fiscal year ended March 31, 2023 and for the nine months ended December 31, 2023.
For the effect of the changes in assumptions on expected net premiums and expected future policy benefits, see “Effect of changes in cash flow assumptions” and “Effect of changes in discount rates” in the tables that represent balances of and changes in the liability for future policy benefits.
The following tables present balances of and changes in the deferred policy acquisition costs as of and for the fiscal year ended March 31, 2023 and for the nine months ended December 31, 2023:

	Millions of yen
	March 31, 2023				December 31, 2023
	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Total	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Total
Beginning balance	¥74,676	¥159,041	¥35,243	¥268,960	¥77,957	¥166,696	¥42,726	¥287,379

Capitalization	8,682	16,795	5,725	31,202	6,709	10,099	5,252	22,060
Amortization	(5,401)	(9,140)	(1,779)	(16,320)	(4,393)	(7,474)	(1,691)	(13,558)
Effect of changes in foreign exchange rate	0	0	3,537	3,537	0	0	2,828	2,828

Ending balance	¥77,957	¥166,696	¥42,726	¥287,379	¥80,273	¥169,321	¥49,115	¥298,709

Deferred policy acquisition costs are amortized over the expected term of the policies on a constant-level basis. The assumptions used for the amortization of deferred policy acquisition costs are consistent with the assumptions for the liability for future policy benefits. The underlying assumptions for deferred policy acquisition costs and the liability for future policy benefits are updated at the same time. In addition, deferred policy acquisition costs are included in other assets in the consolidated balance sheets.

The following table presents policyholder account balances for fixed annuity and annuitization benefits by range of minimum guaranteed interest rates as of March 31, 2023 and December 31, 2023.

	Millions of yen
	March 31, 2023	December 31, 2023
Range of minimum guaranteed interest rates	Minimum guarantees	Minimum guarantees
0.00% – less than 1.50%	¥152,259	¥137,669
1.50% – less than 2.50%	6,644	7,041
2.50% or more	49	0

Total	¥158,952	¥144,710

There are no contracts with interest rates that exceed the minimum guaranteed interest rates.
The following table provides information about fixed annuity and annuitization benefits for the fiscal year ended March 31, 2023 and for the nine months ended December 31, 2023.

	Millions of yen
	March 31, 2023	December 31, 2023
Beginning balance	¥193,322	¥158,952

Transfer in	17,223	8,172
Surrenders and partial surrenders	(58)	(47)
Benefit payments and lump sum payments, etc.	(50,956)	(22,726)
Policy charges	(262)	(167)
Transfer out	(409)	(238)
Interests	1,209	778
Others	(1,117)	(14)

Ending balance	¥158,952	¥144,710

	March 31, 2023	December 31, 2023
Weighted average guaranteed interest rate (%)	0.7	0.7
Benefits in excess of policyholder account balances (Millions of yen)	¥1	¥1
Cash surrender value (Millions of yen)	152,578	138,580

The following table provides information about policy account balances for variable annuity and variable life insurance contracts and market risk benefits as of and for the fiscal year ended March 31, 2023, and for the nine months ended December 31, 2023:

	Millions of yen
	March 31, 2023	December 31, 2023
Beginning balance	¥198,905	¥163,734

Effect of changes other than through net income and other comprehensive income	(28,754)	(20,556)
Surrenders and withdrawals	(4,083)	(5,848)
Transfer in	(14,093)	(6,361)
Benefit payments	(10,762)	(8,309)
Others	184	(38)

Changes through net income	(6,343)	14,428

Effect of changes in fair value of corresponding investment assets	(2,347)	21,381

Fee income	(3,938)	(2,806)
Effect of changes in fair value of market risk benefits	(58)	(4,147)

Changes through other comprehensive income	(74)	207
Effect of changes in the instrument-specific credit risk	(74)	207

Ending balance	¥163,734	¥157,813

	Millions of yen
	March 31, 2023	December 31, 2023
Policyholder account balances	¥157,399	¥155,417
Market risk benefits	6,335	2,396

Total	¥163,734	¥157,813

19.	Write-Downs of Long-Lived Assets
The Company and its subsidiaries perform tests for recoverability on long-lived assets classified as held and used for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.
As of March 31, 2023 and December 31, 2023, the long-lived assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	As of March 31, 2023	As of December 31, 2023
Investment in operating leases	¥13,104	¥19,256
Property under facility operations	10	0
Office facilities	55	0
Other assets	0	2,177
The long-lived assets classified as held for sale as of March 31, 2023 are included in Corporate Financial Services and Maintenance Leasing segment, Real Estate segment, Environment and Energy segment, Aircraft and Ships segment and ORIX USA segment. The long-lived assets classified as held for sale as of December 31, 2023 are included in Real Estate segment, Aircraft and Ships segment and ORIX USA segment.
The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

For the nine months ended December 31, 2022 and 2023, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥1,807 million and ¥643 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Nine months ended December 31, 2022		Nine months ended December 31, 2023
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Condominiums	¥0	0	¥0	1
Others*	75	—	20	—

Total	¥75	—	¥20	—

	Nine months ended December 31, 2022		Nine months ended December 31, 2023
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Office buildings	¥1,535	2	¥0	0
Commercial facilities other than office buildings	51	2	439	2
Condominiums	3	3	8	2
Others*	143	—	176	—

Total	¥1,732	—	¥623	—

*	For “Others,” the number of properties is omitted.

Losses of ¥1,709 million in Real Estate segment, ¥39 million in PE Investment and Concession segment, ¥58 million in Environment and Energy segment and ¥1 million in Asia and Australia segment were recorded for the nine months ended December 31, 2022. Losses of ¥51 million in Corporate Financial Services and Maintenance Leasing segment, ¥447 million in Real Estate segment
,
¥34 million in PE Investment and Concession segment, ¥28 million in Environment and Energy segment and ¥83 million in Asia and Australia segment were recorded for the nine months ended December 31, 2023.
For the three months ended December 31, 2022 and 2023, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥1,554 million and ¥105 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Three months ended December 31, 2022		Three months ended December 31, 2023
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Others*	¥19	—	¥12	—

Total	¥19	—	¥12	—

	Three months ended December 31, 2022		Three months ended December 31, 2023
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Office buildings	¥1,535	2	¥0	0
Condominiums	0	0	7	1
Others*	0	—	86	—

Total	¥1,535	—	¥93	—

*	For “Others,” the number of properties is omitted.
Losses of ¥1,535 million in Real Estate segment,
¥
19 million in Environment and Energy segment were recorded for the three months ended December 31, 2022. Losses of ¥15 million in Corporate Financial Services and Maintenance Leasing segment, ¥7 million in Real Estate segment and ¥83 million in Asia and Australia segment were recorded for the three months ended December 31, 2023.

20.	Per Share Data
Reconciliation of the differences between basic and diluted earnings per share (EPS) in the nine and three months ended December 31, 2022 and 2023 is as follows:
During the nine and three months ended December 31, 2022 and 2023, there was no stock compensation which was antidilutive.

	Millions of yen
	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Net Income attributable to ORIX Corporation shareholders	¥211,920	¥219,205
Adjustment to Net Income	0	(1)

Net income used to calculate basic earnings per share	211,920	219,204

Adjustment to Net Income	0	1

Net income used to calculate diluted earnings per share	¥211,920	¥219,205

	Millions of yen
	Three months ended December 31, 2022	Three months ended December 31, 2023
Net Income attributable to ORIX Corporation shareholders	¥89,610	¥91,105
Adjustment to Net Income	0	(1)

Net income used to calculate basic earnings per share	89,610	91,104

Adjustment to Net Income	0	1

Net income used to calculate diluted earnings per share	¥89,610	¥91,105

	Thousands of Shares
	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Weighted-average shares	1,183,372	1,161,753
Effect of dilutive securities —
Stock compensation	1,488	1,842

Weighted-average shares for diluted EPS computation	1,184,860	1,163,595

	Thousands of Shares
	Three months ended December 31, 2022	Three months ended December 31, 2023
Weighted-average shares	1,174,396	1,154,484
Effect of dilutive securities —
Stock compensation	1,572	1,965

Weighted-average shares for diluted EPS computation	1,175,968	1,156,449

	Yen
	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥179.08	¥188.68
Diluted	178.86	188.39

	Yen
	Three months ended December 31, 2022	Three months ended December 31, 2023
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥76.30	¥78.91
Diluted	76.20	78.78

Notes: 1.
The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock to be deducted in calculation of the weighted-average shares for EPS computation. (2,405,482 and 2,800,866 shares for the nine months ended December 31, 2022 and 2023, 2,849,782 and 2,800,866 shares for the three months ended December 31, 2022 and 2023)

2.
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

21.	Derivative Financial Instruments and Hedging
Risk management policy
The Company and its subsidiaries manage interest rate risk through asset-liability management (“ALM”). The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.
The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.
By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.
The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2023 and December 31, 2023.
(a) Cash flow hedges
The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.
(b) Fair value hedges
The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. A certain subsidiary designates foreign exchange contracts to minimize foreign currency exposures on bonds in foreign currencies in the insurance business. The subsidiary also uses interest rate swap agreements to hedge interest rate exposure of the fair values of bonds in foreign currencies in the insurance business.
(c) Hedges of net investment in foreign operations
The Company and its subsidiaries use foreign exchange contracts and borrowings and bonds denominated in foreign currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries and affiliates.
(d) Derivatives not designated as hedging instruments
The Company and its subsidiaries entered into interest rate swap agreements, futures and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the nine months ended December 31, 2022 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥27,068	¥134	¥0
Foreign exchange contracts	(177)	(896)	896
Foreign currency swap agreements	1,385	563	(2,079)
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥2,934	¥0	¥(2,815)	¥0
Foreign exchange contracts	(39,442)	(231)	39,513	178
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(13,498)	¥(7,309)	¥4,218	¥(252)
Borrowings and bonds in foreign currencies	(60,048)	0	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥4	¥(209)
Futures	200	0	(2,455)
Foreign exchange contracts	18,223	3,075	45,954
Credit derivatives written	0	0	4
Options held/written and other	0	0	2,021

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the nine months ended December 31, 2022 (see Note 17 “Income and Expenses Relating to Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the nine months ended December 31, 2023 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥(2,029)	¥20	¥0
Foreign exchange contracts	84	0	0
Foreign currency swap agreements	1,824	1,495	(4,315)
Options held/written and other	(760)	0	0
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥(257)	¥0	¥393	¥(3)
Foreign exchange contracts	(30,985)	5	30,952	0
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense
Foreign exchange contracts	¥(27,453)	¥(69)	¥11,260
Borrowings and bonds in foreign currencies	(48,304)	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥3	¥(38)
Futures	(1,952)	0	309
Foreign exchange contracts	20,403	1,554	12,772
Credit derivatives held/written	0	0	22
Options held/written and other	0	0	1,096

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the nine months ended December 31, 2023 (see Note 17 “Income and Expenses Relating to Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the three months ended December 31, 2022 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥4,562	¥(23)	¥0
Foreign exchange contracts	(5)	(913)	749
Foreign currency swap agreements	1,930	261	(3,341)
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥(239)	¥0	¥243	¥0
Foreign exchange contracts	39,225	218	(39,304)	(221)
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense
Foreign exchange contracts	¥11,097	¥(7,360)	¥2,262
Borrowings and bonds in foreign currencies	62,691	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥1	¥(70)
Futures	(652)	0	1,650
Foreign exchange contracts	(16,249)	1,125	(5,635)
Options held/written and other	0	0	2,907

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended December 31, 2022 (see Note 17 “Income and Expenses Relating to Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the three months ended December 31, 2023 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥(6,040)	¥(10)	¥0
Foreign exchange contracts	(86)	0	0
Foreign currency swap agreements	(3,528)	494	2,220
Options held/written and other	78	0	0
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥(628)	¥0	¥620	¥(14)
Foreign exchange contracts	24,262	106	(24,349)	(48)
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense
Foreign exchange contracts	¥2,983	¥3,693
Borrowings and bonds in foreign currencies	36,063	¥0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥1	¥(30)
Futures	(395)	0	994
Foreign exchange contracts	(9,664)	41	7,695
Credit derivatives held/written	0	0	14
Options held/written and other	0	0	1,974

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended December 31, 2023 (see Note 17 “Income and Expenses Relating to Life Insurance Operations”).

The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the nine months ended December 31, 2022 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(7,104)	¥17	¥0
Options held/written and other	0	0	41
The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the three months ended December 31, 2022 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(5,630)	¥3	¥0
Options held/written and other	0	0	14
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount (excluding the effect of changes in foreign exchange rates) at March 31, 2023 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥470,204	¥(1,107)	—	¥0	¥0
Installment Loans	13,969	(1)	—	0	0

The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the nine months ended December 31, 2023 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(19,004)	¥24	¥0
Options held/written and other	0	0	44
The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the three months ended December 31, 2023 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(8,369)	¥7	¥0
Options held/written and other	0	0	19
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount (excluding the effect of changes in foreign exchange rates) at December 31, 2023 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥482,092	¥(1,030)	—	¥0	¥0
Installment Loans	14,905	0	—	0	0

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2023 and December 31, 2023 are as follows.
March 31, 2023

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥568,864	¥22,798	Other Assets	¥3,311	Other Liabilities

Options held/written and other	9,486	52	Other Assets	88	—

Futures, foreign exchange contracts	933,988	2,735	Other Assets	26,217	Other Liabilities

Foreign currency swap agreements	99,878	1,325	Other Assets	2,426	Other Liabilities

Foreign currency long-term debt	748,396	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥464	¥0	—	¥8	Other Liabilities

Options held/written and other	632,211	30,435	Other Assets	28,335	Other Liabilities

Futures, foreign exchange contracts *	788,361	15,050	Other Assets	10,978	Other Liabilities

Credit derivatives held/written	1,098	3	Other Assets	3	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥14,758 million and foreign exchange contracts of ¥5,554 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2023, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥52 million and ¥12 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥200 million and ¥179 million at March 31, 2023, respectively.

December 31, 2023

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥546,312	¥21,865	Other Assets	¥3,709	Other Liabilities

Options held/written and other	14,490	30	Other Assets	808	Other Liabilities

Futures, foreign exchange contracts	981,997	14,748	Other Assets	33,839	Other Liabilities

Foreign currency swap agreements	113,915	385	Other Assets	5,558	Other Liabilities

Foreign currency long-term debt	781,143	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥1,988	¥181	Other Assets	¥4	Other Liabilities

Options held/written and other	464,470	16,853	Other Assets	15,448	Other Liabilities

Futures, foreign exchange contracts *	825,496	22,105	Other Assets	10,862	Other Liabilities

Credit derivatives held/written	1,943	21	Other Assets	5	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥9,627 million and foreign exchange contracts of ¥3,507 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at December 31, 2023, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥1 million and ¥118 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥146 million and ¥20 million at December 31, 2023, respectively.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written as of March 31, 2023 and December 31, 2023 are as follows.
March 31, 2023

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *	¥1,000	Less than five years	¥(3)

*	Underlying reference company’s credit ratings are A1 or better rated by rating agencies as of March 31, 2023.
December 31, 2023

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *	¥1,472	Less than five years	¥(5)

*	Underlying reference company’s credit ratings are Baa3 or better rated by rating agencies as of December 31, 2023.

22.	Offsetting Assets and Liabilities
The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities as of March 31, 2023 and December 31, 2023 are as follows.
March 31, 2023

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets *		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥72,398	¥(22,052)	¥50,346	¥0	¥(4,973)	¥45,373

Total assets	¥72,398	¥(22,052)	¥50,346	¥0	¥(4,973)	¥45,373

Derivative liabilities	¥71,366	¥(22,052)	¥49,314	¥(1,786)	¥(509)	¥47,019

Total liabilities	¥71,366	¥(22,052)	¥49,314	¥(1,786)	¥(509)	¥47,019

December 31, 2023
	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets *		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥76,188	¥(39,061)	¥37,127	¥0	¥(3,085)	¥34,042

Total assets	¥76,188	¥(39,061)	¥37,127	¥0	¥(3,085)	¥34,042

Derivative liabilities	¥70,233	¥(39,061)	¥31,172	¥(793)	¥(4,340)	¥26,039

Total liabilities	¥70,233	¥(39,061)	¥31,172	¥(793)	¥(4,340)	¥26,039

*	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.

23.	Estimated Fair Value of Financial Instruments
The following information is provided to help readers gain an understanding of the relationship between carrying amounts of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. The disclosures do not include net investment in leases, investment in affiliates accounted for under the equity method, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.
March 31, 2023

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,231,860	¥1,231,860	¥1,231,860	¥0	¥0
Restricted cash	135,048	135,048	135,048	0	0
Installment loans (net of allowance for credit losses)	3,829,431	3,807,987	0	128,249	3,679,738
Equity securities*1	379,236	379,236	105,646	133,027	140,563
Trading debt securities	2,179	2,179	0	2,179	0
Available-for-sale debt securities	2,234,608	2,234,608	4,334	1,986,672	243,602
Held-to-maturity debt securities	114,759	129,678	0	108,326	21,352
Certain investment in affiliates	2,511	2,511	0	0	2,511
Other Assets:
Time deposits	4,374	4,374	0	4,374	0
Derivative assets*2	50,346	50,346	0	0	0
Reinsurance recoverables (Investment contracts)	5,301	5,009	0	0	5,009
Liabilities:
Short-term debt	¥508,796	¥508,796	¥0	¥508,796	¥0
Deposits	2,086,340	2,087,035	0	2,087,035	0
Policy liabilities and Policy account balances (Investment contracts)	143,407	143,842	0	0	143,842
Long-term debt	5,209,723	5,164,112	0	1,667,119	3,496,993
Other Liabilities:
Derivative liabilities *2	49,314	49,314	0	0	0

*1	The amount of ¥51,263 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

December 31, 2023

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥904,289	¥904,289	¥904,289	¥0	¥0
Restricted cash	140,806	140,806	140,806	0	0
Installment loans (net of allowance for credit losses)	3,840,221	3,824,378	0	125,588	3,698,790
Equity securities*1	394,241	394,241	110,682	133,000	150,559
Trading debt securities	2,213	2,213	0	2,213	0
Available-for-sale debt securities	2,537,681	2,537,681	5,494	2,232,859	299,328
Certain investment in affiliates	5,737	5,737	0	0	5,737
Other Assets:
Time deposits	3,662	3,662	0	3,662	0
Derivative assets*2	37,127	37,127	0	0	0
Reinsurance recoverables (Investment contracts)	4,757	4,629	0	0	4,629
Liabilities:
Short-term debt	¥646,903	¥646,903	¥0	¥646,903	¥0
Deposits	2,057,316	2,056,400	0	2,056,400	0
Policy liabilities and Policy account balances (Investment contracts)	128,972	128,722	0	0	128,722
Long-term debt	5,333,716	5,309,860	0	1,781,374	3,528,486
Other Liabilities:
Derivative liabilities *2	31,172	31,172	0	0	0

*1	The amount of ¥76,593 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”
Input level of fair value measurement
If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

24.	Commitments, Guarantees and Contingent Liabilities
Commitments
—The Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥4,066 million and ¥12,819 million as of March 31, 2023 and December 31, 2023, respectively.
Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable
contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥6,497 million and ¥6,850 million for the nine months ended December 31, 2022 and 2023, respectively, and ¥2,359 million and ¥2,610 million for the three months ended December 31, 2022 and 2023, respectively. As of March 31, 2023 and December 31, 2023, the amounts due are as follows:

	Millions of yen
	March 31, 2023	December 31, 2023
Within one year	¥5,846	¥6,674
More than one year	8,353	9,231

Total	¥14,199	¥15,905

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling ¥146,945 million and ¥99,824 million as of March 31, 2023 and December 31, 2023, respectively.
The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available are ¥458,994 million and ¥479,561 million as of March 31, 2023 and December 31, 2023, respectively.

Guarantees
—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460 (“Guarantees”). Some of these guarantees, whose contractual obligations cannot be unconditionally cancelled, are in the scope of the Credit Losses Standard and are recognized as other liabilities in the consolidated balance sheets. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2023 and December 31, 2023:

	March 31, 2023			December 31, 2023
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥479,406	¥5,033	2029	¥438,864	¥4,743	2031
Transferred loans	436,069	2,185	2062	483,560	2,965	2062
Consumer loans	295,273	48,207	2034	301,147	49,952	2034
Real estate loans	18,193	2,031	2048	4,736	284	2048
Other	2,484	0	2036	13,408	1	2044

Total	¥1,231,425	¥57,456	—	¥1,241,715	¥57,945	—

Guarantee of corporate loans:
The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2023 and December 31, 2023, total notional amount of the loans subject to such guarantees are ¥494,000 million and ¥509,000 million, respectively, and book value of guarantee liabilities are ¥2,309 million and ¥2,204 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year or the end of interim period. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2023.
Guarantee of transferred loans:
A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval mainly from Fannie Mae under the Delegated Underwriting and Servicing program and Freddie Mac under the Delegated Underwriting Initiative program. As part of these programs, Fannie Mae and Freddie Mac provide a commitment to purchase the loans.
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees for the nine months ended December 31, 2023.
As of March 31, 2023 and December 31, 2023, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥2,175,722 million and ¥2,412,776 million, respectively.

Guarantee of consumer loans:
A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally three months or more.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2023.
Guarantee of real estate loans:
The Company and certain subsidiaries guarantee real estate loans for consumer issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent three months or more. The real estate loans are usually secured by the real properties. Once the Company and the subsidiaries assume the guaranteed parties’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2023.
Other guarantees:
Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a certain subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts. In addition to the above, joint guarantees for payment obligations of affiliated companies are included.
Allowance for
off-balance
sheet credit exposures—
If the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance
sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is recorded as other liabilities in the consolidated balance sheets and the allowance were ¥17,843 million and ¥18,997 million as of March 31, 2023 and December 31, 2023, respectively. Additionally, provision for credit losses in the consolidated statements of income for the nine months ended December 31, 2022 included a reversal of ¥1,199 million, which was mainly due to an improved macroeconomic forecast in the Americas. Provision for credit losses in the consolidated statements of income for the nine months ended December 31, 2023 was ¥1,052 million, which was mainly due to the deterioration in macroeconomic forecasts in certain markets in the Americas compared with the previous year. Provision for credit losses in the consolidated statements of income for the three months ended December 31, 2022 included a reversal of ¥331 million, which was mainly due to an improved macroeconomic forecast in the Americas. Provision for credit losses in the consolidated statements of income for the three months ended December 31, 2023 was ¥461 million, which was mainly due to the deterioration in macroeconomic forecasts in certain markets in the Americas compared with the previous year.
Contingencies—
The Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.
Collateral—
Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 10 “Variable Interest Entities”, the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2023 and December 31, 2023:

	Millions of yen
	March 31, 2023	December 31, 2023
Lease payments, loans and investment in operating leases	¥148,057	¥137,056
Investment in securities	183,441	261,652
Property under facility operations	130,191	189,660
Other assets and other	110,159	104,840

Total	¥571,848	¥693,208

As of March 31, 2023 and December 31, 2023, debt liabilities were secured by shares of subsidiaries, which were eliminated through consolidation adjustment, of ¥407,495 million and ¥367,973 million, respectively, and debt liabilities of affiliates were secured by investment in affiliates of ¥31,379 million and ¥33,264 million, respectively. As of March 31, 2023 and December 31, 2023, debt liabilities were secured by loans to subsidiaries, which were eliminated through consolidation adjustment, of ¥9,911 million and ¥9,500 million, respectively. In addition, ¥101,827 million and ¥161,378 million, respectively, were pledged primarily by investment in securities for collateral deposits and deposit for real estate transaction as of March 31, 2023 and December 31, 2023.
Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of December 31, 2023.

25.	Segment Information
Financial information about the operating segments reported below is available by segment and evaluated regularly by the chief operating decision maker to make decisions about resource allocations and assess performance.
An overview of operations for each of the ten segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment
Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management
PE Investment and Concession	:	Private equity investment; concession
Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and battery energy storage system; recycling and waste management
Insurance	:	Life insurance
Banking and Credit	:	Banking; consumer finance
Aircraft and Ships	:	Aircraft investment and management; ship-related finance and investment
ORIX USA	:	Finance, investment and asset management in the Americas
ORIX Europe	:	Asset management of global equity and fixed income
Asia and Australia	:	Finance and investment businesses in Asia and Australia
Since April 1, 2023, segment profits have been calculated with a broadened scope of profit sharing for inter-segment collaboration. As a result, segment data for the three and nine months ended December 31, 2022 has been retrospectively restated.
LDTI standard has been adopted since April 1. 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. As a result of the adoption of LDTI, Insurance segment data for the previous fiscal year has been retrospectively restated. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”
Financial information of the segments for the nine months ended December 31, 2022 and 2023, and segment assets information as of March 31, 2023 and December 31, 2023 are as follows:

	Millions of yen
	Nine months ended December 31, 2022		Nine months ended December 31, 2023		March 31, 2023	December 31, 2023
	Segment revenues	Segment profits	Segment revenues	Segment profits	Segment assets	Segment assets
Corporate Financial Services and Maintenance Leasing	¥321,647	¥58,166	¥331,794	¥59,187	¥1,514,070	¥1,505,679
Real Estate	288,293	24,536	337,365	51,434	935,027	1,005,620
PE Investment and Concession	312,090	6,857	269,064	22,953	605,471	800,829
Environment and Energy	168,419	31,812	123,951	19,844	773,617	845,999
Insurance	360,085	26,563	397,875	53,446	2,050,412	2,205,723
Banking and Credit	62,324	24,868	65,059	26,911	2,698,747	2,750,529
Aircraft and Ships	42,369	17,007	44,809	16,118	742,890	866,074
ORIX USA	135,261	33,032	133,471	27,832	1,462,067	1,451,242
ORIX Europe	157,653	35,893	164,419	20,815	417,941	444,895
Asia and Australia	142,719	34,457	160,741	20,696	1,395,096	1,558,524

Total	¥1,990,860	¥293,191	¥2,028,548	¥319,236	¥12,595,338	¥13,435,114

Financial information of the segments for the three months ended December 31, 2022 and 2023 are as follows:

	Millions of yen
	Three months ended December 31, 2022		Three months ended December 31, 2023
	Segment revenues	Segment profits	Segment revenues	Segment profits
Corporate Financial Services and Maintenance Leasing	¥110,220	¥21,249	¥111,547	¥18,921
Real Estate	97,806	5,587	118,072	24,567
PE Investment and Concession	61,217	2,846	96,084	13,279
Environment and Energy	57,505	23,094	41,979	11,706
Insurance	94,215	11,778	109,289	16,408
Banking and Credit	21,380	9,653	22,332	10,440
Aircraft and Ships	13,873	6,358	15,580	5,703
ORIX USA	55,329	11,436	45,382	11,500
ORIX Europe	67,817	19,474	60,360	7,453
Asia and Australia	50,285	9,987	55,503	8,249

Total	¥629,647	¥121,462	¥676,128	¥128,226

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests. Net income attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses
(pre-tax)
attributable to ORIX Corporation Shareholders. Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax
basis. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.
Assets attributed to each segment are net investment in the leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for finance lease and operating lease (included in other assets), advances for property under facility operations (included in other assets), goodwill, intangible assets acquired in business combinations (included in other assets) and servicing assets (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows:
Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen
	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Segment revenues:
Total revenues for segments	¥1,990,860	¥2,028,548
Revenues related to corporate assets	19,000	21,847
Revenues from inter-segment transactions	(15,016)	(12,535)

Total consolidated revenues	¥1,994,844	¥2,037,860

Segment profits:
Total profits for segments	¥293,191	¥319,236
Corporate profits (losses)	(13,457)	(8,165)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	6,292	(1,064)

Total consolidated income before income taxes	¥286,026	¥310,007

	Millions of yen
	Three months ended December 31, 2022	Three months ended December 31, 2023
Segment revenues:
Total revenues for segments	¥629,647	¥676,128
Revenues related to corporate assets	6,348	6,278
Revenues from inter-segment transactions	(5,967)	(4,281)

Total consolidated revenues	¥630,028	¥678,125

Segment profits:
Total profits for segments	¥121,462	¥128,226
Corporate profits (losses)	(3,282)	1,326
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	1,722	(4,012)

Total consolidated income before income taxes	¥119,902	¥125,540

	Millions of yen
	March 31, 2023	December 31, 2023
Segment assets:
Total assets for segments	¥12,595,338	¥13,435,114
Cash and cash equivalents, restricted cash	1,366,908	1,045,095
Allowance for credit losses	(64,723)	(68,031)
Trade notes, accounts and other receivable	441,803	381,522
Other corporate assets	950,059	975,489

Total consolidated assets	¥15,289,385	¥15,769,189

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries for the nine months ended December 31, 2022 and 2023.
For the nine months ended December 31, 2022

	Millions of yen
	Nine months ended December 31, 2022
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥1,503,642	¥189,964	¥301,238	¥1,994,844
Income before Income Taxes	138,780	55,273	91,973	286,026
For the nine months ended December 31, 2023

	Millions of yen
	Nine months ended December 31, 2023
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥1,514,591	¥197,242	¥326,027	¥2,037,860
Income before Income Taxes	217,482	34,811	57,714	310,007
The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries for the three months ended December 31, 2022 and 2023.
For the three months ended December 31, 2022

	Millions of yen
	Three months ended December 31, 2022
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥438,376	¥80,572	¥111,080	¥630,028
Income before Income Taxes	51,568	30,357	37,977	119,902
For the three months ended December 31, 2023

	Millions of yen
	Three months ended December 31, 2023
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥493,745	¥69,732	¥114,648	¥678,125
Income before Income Taxes	87,626	14,295	23,619	125,540

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East

The following information represents disaggregation of revenues for revenues from contracts with customers, by goods and services category and geographical location for the nine months ended December 31, 2022 and 2023.
For the nine months ended December 31, 2022

	Millions of yen
	Nine months ended December 31, 2022
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥3,909	¥2,260	¥246,164	¥2,964	¥0	¥0	¥0
Real estate sales	0	56,548	0	0	0	0	0
Asset management and servicing	238	6,076	0	145	0	347	51
Automobile related services	47,571	0	0	210	0	0	0
Facilities operation	0	40,257	0	0	0	0	0
Environment and energy services	2,367	34	65	161,573	0	0	0
Real estate management and brokerage	0	75,219	0	0	0	0	0
Real estate contract work	0	66,834	13,230	0	0	0	0
Other	29,166	996	23,344	651	1,948	5,010	8,402

Total revenues from contracts with customers	83,251	248,224	282,803	165,543	1,948	5,357	8,453

Geographical location
Japan	83,251	248,224	282,803	148,401	1,948	5,357	2,930
The Americas	0	0	0	0	0	0	0
Other	0	0	0	17,142	0	0	5,523

Total revenues from contracts with customers	83,251	248,224	282,803	165,543	1,948	5,357	8,453

Other revenues *	238,396	40,069	29,287	2,876	358,137	56,967	33,916

Segment revenues/Total revenues	¥321,647	¥288,293	¥312,090	¥168,419	¥360,085	¥62,324	¥42,369

	Millions of yen
	Nine months ended December 31, 2022
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥1,926	¥0	¥1,314	¥258,537	¥1,883	¥260,420
Real estate sales	11	0	0	56,559	0	56,559
Asset management and servicing	15,977	160,636	3	183,473	(206)	183,267
Automobile related services	0	0	13,874	61,655	2	61,657
Facilities operation	0	0	0	40,257	623	40,880
Environment and energy services	1,184	0	0	165,223	(1,441)	163,782
Real estate management and brokerage	0	0	0	75,219	(1,136)	74,083
Real estate contract work	0	0	0	80,064	(73)	79,991
Other	5,406	95	1,392	76,410	3,075	79,485

Total revenues from contracts with customers	24,504	160,731	16,583	997,397	2,727	1,000,124

Geographical location
Japan	0	0	0	772,914	3,746	776,660
The Americas	24,504	56,648	0	81,152	0	81,152
Other	0	104,083	16,583	143,331	(1,019)	142,312

Total revenues from contracts with customers	24,504	160,731	16,583	997,397	2,727	1,000,124

Other revenues *	110,757	(3,078)	126,136	993,463	1,257	994,720

Segment revenues/Total revenues	¥135,261	¥157,653	¥142,719	¥1,990,860	¥3,984	¥1,994,844

For the nine months ended December 31, 2023

	Millions of yen
	Nine months ended December 31, 2023
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥2,767	¥2,642	¥179,965	¥2,787	¥0	¥0	¥97
Real estate sales	0	68,343	0	0	0	0	0
Asset management and servicing	231	7,046	0	125	0	450	41
Automobile related services	49,048	0	0	187	0	0	0
Facilities operation	0	57,416	0	0	0	0	0
Environment and energy services	2,274	34	64	118,103	0	0	0
Real estate management and brokerage	0	75,903	0	0	0	0	0
Real estate contract work	0	74,089	33,395	0	0	0	0
Other	28,747	1,139	24,946	610	1,828	4,601	5,849

Total revenues from contracts with customers	83,067	286,612	238,370	121,812	1,828	5,051	5,987

Geographical location
Japan	83,067	286,612	238,370	99,626	1,828	5,051	1,664
The Americas	0	0	0	0	0	0	0
Other	0	0	0	22,186	0	0	4,323

Total revenues from contracts with customers	83,067	286,612	238,370	121,812	1,828	5,051	5,987

Other revenues *	248,727	50,753	30,694	2,139	396,047	60,008	38,822

Segment revenues/Total revenues	¥331,794	¥337,365	¥269,064	¥123,951	¥397,875	¥65,059	¥44,809

	Millions of yen
	Nine months ended December 31, 2023
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥420	¥0	¥361	¥189,039	¥4,035	¥193,074
Real estate sales	22	0	0	68,365	0	68,365
Asset management and servicing	13,789	156,242	35	177,959	(182)	177,777
Automobile related services	0	0	17,339	66,574	(0)	66,574
Facilities operation	0	0	0	57,416	817	58,233
Environment and energy services	637	0	0	121,112	(1,169)	119,943
Real estate management and brokerage	0	0	0	75,903	(1,028)	74,875
Real estate contract work	0	0	0	107,484	(65)	107,419
Other	4,645	99	961	73,425	6,080	79,505

Total revenues from contracts with customers	19,513	156,341	18,696	937,277	8,488	945,765

Geographical location
Japan	0	0	0	716,218	8,717	724,935
The Americas	19,513	59,204	0	78,717	0	78,717
Other	0	97,137	18,696	142,342	(229)	142,113

Total revenues from contracts with customers	19,513	156,341	18,696	937,277	8,488	945,765

Other revenues *	113,958	8,078	142,045	1,091,271	824	1,092,095

Segment revenues/Total revenues	¥133,471	¥164,419	¥160,741	¥2,028,548	¥9,312	¥2,037,860

The following information represents disaggregation of revenues for revenues from contracts with customers, by goods and services category and geographical location for the three months ended December 31, 2022 and 2023.
For the three months ended December 31, 2022

	Millions of yen
	Three months ended December 31, 2022
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥1,105	¥814	¥29,484	¥1,132	¥0	¥0	¥0
Real estate sales	0	17,484	0	0	0	0	0
Asset management and servicing	77	2,903	0	9	0	124	17
Automobile related services	16,652	0	0	59	0	0	0
Facilities operation	0	15,648	0	0	0	0	0
Environment and energy services	618	10	25	54,478	0	0	0
Real estate management and brokerage	0	25,116	0	0	0	0	0
Real estate contract work	0	25,922	13,230	0	0	0	0
Other	10,396	217	7,813	113	660	1,736	3,342

Total revenues from contracts with customers	28,848	88,114	50,552	55,791	660	1,860	3,359

Geographical location
Japan	28,848	88,114	50,552	49,266	660	1,860	1,491
The Americas	0	0	0	0	0	0	0
Other	0	0	0	6,525	0	0	1,868

Total revenues from contracts with customers	28,848	88,114	50,552	55,791	660	1,860	3,359

Other revenues *	81,372	9,692	10,665	1,714	93,555	19,520	10,514

Segment revenues/Total revenues	¥110,220	¥97,806	¥61,217	¥57,505	¥94,215	¥21,380	¥13,873

	Millions of yen
	Three months ended December 31, 2022
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥659	¥0	¥656	¥33,850	¥623	¥34,473
Real estate sales	2	0	0	17,486	0	17,486
Asset management and servicing	5,751	62,263	3	71,147	(187)	70,960
Automobile related services	0	0	4,939	21,650	1	21,651
Facilities operation	0	0	0	15,648	235	15,883
Environment and energy services	270	0	0	55,401	(488)	54,913
Real estate management and brokerage	0	0	0	25,116	(386)	24,730
Real estate contract work	0	0	0	39,152	(94)	39,058
Other	2,613	54	323	27,267	104	27,371

Total revenues from contracts with customers	9,295	62,317	5,921	306,717	(192)	306,525

Geographical location
Japan	0	0	0	220,791	489	221,280
The Americas	9,295	19,954	0	29,249	0	29,249
Other	0	42,363	5,921	56,677	(681)	55,996

Total revenues from contracts with customers	9,295	62,317	5,921	306,717	(192)	306,525

Other revenues *	46,034	5,500	44,364	322,930	573	323,503

Segment revenues/Total revenues	¥55,329	¥67,817	¥50,285	¥629,647	¥381	¥630,028

For the three months ended December 31, 2023

	Millions of yen
	Three months ended December 31, 2023
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥632	¥912	¥65,816	¥1,129	¥0	¥0	¥0
Real estate sales	0	17,559	0	0	0	0	0
Asset management and servicing	86	2,188	0	33	0	156	13
Automobile related services	17,097	0	0	49	0	0	0
Facilities operation	0	19,662	0	0	0	0	0
Environment and energy services	676	9	26	39,139	0	0	0
Real estate management and brokerage	0	25,755	0	0	0	0	0
Real estate contract work	0	28,712	12,413	0	0	0	0
Other	10,020	298	7,838	242	412	1,784	2,878

Total revenues from contracts with customers	28,511	95,095	86,093	40,592	412	1,940	2,891

Geographical location
Japan	28,511	95,095	86,093	32,129	412	1,940	658
The Americas	0	0	0	0	0	0	0
Other	0	0	0	8,463	0	0	2,233

Total revenues from contracts with customers	28,511	95,095	86,093	40,592	412	1,940	2,891

Other revenues *	83,036	22,977	9,991	1,387	108,877	20,392	12,689

Segment revenues/Total revenues	¥111,547	¥118,072	¥96,084	¥41,979	¥109,289	¥22,332	¥15,580

	Millions of yen
	Three months ended December 31, 2023
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥194	¥0	¥208	¥68,891	¥1,172	¥70,063
Real estate sales	17	0	0	17,576	0	17,576
Asset management and servicing	5,092	54,868	12	62,448	(63)	62,385
Automobile related services	0	0	6,181	23,327	(2)	23,325
Facilities operation	0	0	0	19,662	239	19,901
Environment and energy services	178	0	0	40,028	(273)	39,755
Real estate management and brokerage	0	0	0	25,755	(364)	25,391
Real estate contract work	0	0	0	41,125	(88)	41,037
Other	2,262	141	327	26,202	1,400	27,602

Total revenues from contracts with customers	7,743	55,009	6,728	325,014	2,021	327,035

Geographical location
Japan	0	0	0	244,838	2,301	247,139
The Americas	7,743	20,802	0	28,545	0	28,545
Other	0	34,207	6,728	51,631	(280)	51,351

Total revenues from contracts with customers	7,743	55,009	6,728	325,014	2,021	327,035

Other revenues *	37,639	5,351	48,775	351,114	(24)	351,090

Segment revenues/Total revenues	¥45,382	¥60,360	¥55,503	¥676,128	¥1,997	¥678,125

*
Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

26.	Subsequent Events
The Company cancelled its own shares pursuant to the share cancellation policy approved at the Board of Directors meeting held on October 28, 2019. The details of the cancellation of the Company’s own shares subsequent to the balance sheet date are as follows:

• Class of shares cancelled	Common shares
• Number of shares cancelled	19,888,288 shares
• Cancellation date	January 19, 2024.